Exhibit 99(a)

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements pertain to matters such as our current intent, business plan, targets, belief or expectations or the current belief or current expectations of our management with respect to our results of operations, financial condition, and capital and liquidity position, and contain words such as “anticipate,” “aim,” “believe,” “estimate,” “expect,” “intend,” “plan,” “probability,” “risk,” “will,” “may” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those which are aimed, anticipated, believed, estimated, expected, intended or planned as expressed or implied in or by such forward-looking statements. Factors that could cause such differences include, without limitation, developments in the economic, market, competitive, regulatory and other business environment, and our inability to implement business strategies, which may adversely affect our results of operations, financial condition, and capital and liquidity position, including, among other things, increases in our credit and other costs and declines in the value of our investment portfolio. For a more detailed description of such risks and uncertainties, please refer to our most recent disclosure documents such as our annual report on Form 20-F and other documents filed with or submitted to the U.S. Securities and Exchange Commission. Given these and other risks and uncertainties, you are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of the filing of this document. We are under no obligation, and disclaim any obligation, to update or alter our forward- looking statements, whether as a result of new information, future events or otherwise unless required by law.

FINANCIAL REVIEW
Introduction

We, Mitsubishi UFJ Financial Group, Inc., or MUFG, are the holding company for MUFG Bank, Ltd., or “BK,” Mitsubishi UFJ Trust and Banking Corporation, or “TB,” Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (through Mitsubishi UFJ Securities Holdings Co., Ltd., an intermediate holding company), Mitsubishi UFJ NICOS Co., Ltd., and other subsidiaries. Through our subsidiaries and affiliated companies, we engage in a broad range of financial businesses and services, including commercial banking, investment banking, trust assets and asset management services, securities businesses, and credit card businesses, and provide related services to individuals primarily in Japan, the United States, Thailand and Indonesia and to corporate customers around the world.
For the purposes of this Report, we have prepared our unaudited condensed consolidated financial statements in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, except for otherwise specifically identified information, including business segment information, risk-adjusted capital ratios, leverage ratios, total loss-absorbing capacity, or TLAC, ratios, liquidity coverage ratios, or LCRs, and net stable funding ratios, or NSFRs. Unless otherwise stated or the context otherwise requires, all amounts in our unaudited condensed consolidated financial statements are expressed in Japanese yen.
In this Report, unless otherwise indicated or the context otherwise requires, all figures are rounded to the figures shown except for the capital ratios, capital components, risk-weighted assets, leverage ratios, TLAC ratios, LCRs and NSFRs of MUFG and its domestic subsidiaries, which are rounded down and truncated to the figures shown. In some cases, figures presented in tables are adjusted to match the sum of the figures with the total amount, and such figures are also referred to in the related text.
Our fiscal year ends on March 31 of each year. The “current six-month period” as used in this Report means the six-month period from April 1, 2022 to September 30, 2022.
Business Environment
Our results of operations and financial condition are exposed to changes in various external economic factors, including:
•general economic conditions,

•interest rates,

•foreign currency exchange rates, and

•stock prices.
General Economic Conditions
Although the normalization of economic activity amid the third year of the COVID-19 pandemic had some positive impact, the global economy in the first half of the fiscal year ending March 31, 2023 decelerated in an environment of high inflation rates and accelerated monetary tightening in most major markets. The global economy faces further uncertainties due to concerns over further inflationary pressures caused by recovering demand amid commodities supply constraints, economic instabilities caused by the geopolitical developments in Ukraine and economic sanctions imposed on Russia particularly by major developed countries, and further deterioration in the pandemic.
Japan’s economy showed a mixture of positive and negative trends during the six-month period ended September 30, 2022. Japan’s real gross domestic product, or GDP, improved by 1.1% for the quarter ended June 30, 2022, and contracted by 0.2% for the quarter ended September 30, 2022, on a quarter-on-quarter basis. These fluctuations mainly reflected the gradual resumption of economic activity including consumer spending and corporate capital investments, followed by increases in imports of goods and services such as advertising services, oil and coal products and freight transport services. On a year-on-year basis, Japan’s real GDP improved by 1.6% for the quarter ended June 30, 2022 and by 1.5% for the quarter ended September 30, 2022. Japan’s Consumer Price Index, or CPI, fluctuated between 0.1% and 0.4% on a month-on-month basis and between 1.2% and 3.0% on a year-over-year basis during the six months ended September 30, 2022. The unemployment rate in Japan remained low at 2.6% in September 2022 which is the same level as that in March 2022. According to Teikoku Databank, a Japanese research institution, the number of companies that filed for legal bankruptcy in Japan between April 2022 and September 2022 was 3,123, a 6.3% increase from the same period of the previous fiscal year. The total liabilities of companies that filed for legal bankruptcy during the six months ended September 30, 2022 were ¥1,766 billion, an increase of 205.3% from the same period of the previous fiscal year. The Japanese economy remains subject to the impact of the COVID-19 pandemic, inflationary pressures, geopolitical developments, increasing public debt, intensifying trade conflicts and global competition, declining domestic population, downward pressure on private consumption, and various other factors that could adversely affect economic conditions in Japan.
The U.S. economy also exhibited a mixture of positive and negative trends during the six months ended September 30, 2022, with U.S. real GDP contracting by 0.6% for the quarter ended June 30, 2022 and improving by 3.2% for the quarter ended September 30, 2022, on a quarter-on-quarter annualized basis. On a year-on-year basis, U.S. real GDP improved by 1.8% for the quarter ended June 30, 2022 and by 1.9% for the quarter ended September 30, 2022. The unemployment rate improved to 3.5% in September 2022 which is the same level as that in February 2020 immediately before the onset of the COVID-19 pandemic. The long-term prospects of the U.S. economy remain uncertain in light of the impact of continuing inflationary pressures, the COVID-19 pandemic, geopolitical developments, changes in the political leadership and the government’s economic, monetary, trade and foreign relations policies, and various other factors.

The Eurozone economy showed some signs of recovery during the six months ended September 30, 2022, with Eurozone real GDP improving by 0.8% for the quarter ended June 30, 2022 and by 0.3% for the quarter ended September 30, 2022, on a quarter-on-quarter basis. On a year-over-year basis, Eurozone real GDP improved by 4.2% for the quarter ended June 30, 2022 and by 2.3% for the quarter ended September 30, 2022. The unemployment rate in the Eurozone improved to 6.6% in September 2022 compared to 7.3% in September 2021. The Eurozone economy remains subject to various uncertainties, including continuing inflationary pressures, instabilities resulting from the geopolitical developments in Ukraine, the impact of the COVID-19 pandemic, the process and ramifications of the United Kingdom’s withdrawal from the European Union, and other factors.
In Asia excluding Japan, economic conditions in ASEAN (Association of Southeast Asian Nations) and NIEs (Newly Industrializing Economies) generally improved but the economic improvement remained relatively modest during the six months ended September 30, 2022. The economic conditions of these regions remain subject to various uncertainties, including the impact of the COVID-19 pandemic and fluctuations in the global and local economies as well as geopolitical developments.
Interest Rates

Interest rates remained at historical low levels in Japan under the Bank of Japan’s monetary policy. The yield on 10-year Japanese government bonds fluctuated between 0.168% and 0.259% during the six months ended September 30, 2022. The Bank of Japan has maintained its quantitative and qualitative monetary easing policy with yield curve control currently applying a negative interest rate of minus 0.1% to the "Policy-Rate Balances," which are a part of current account amounts held by financial institutions at the Bank of Japan, and aiming to keep the yield of 10-year Japanese government bonds around zero percent, and with exchange-traded fund, bond and commercial paper purchase programs. The Bank of Japan has announced its intent to retain its monetary easing policy until such time as the 2% CPI inflation target is achieved and maintained in a stable manner, while terminating some of its COVID-19 emergency measures such as (a) interest-free fund-provisioning against corporate and household debt pledged as collateral and (b) the expanded cap on the balance of purchased commercial paper and corporate debt at the end of March 2022 as scheduled. On the other hand, the Bank of Japan announced in December 2022 that it will expand the target range of fluctuations in the yield of 10-year Japanese government bonds from between around plus and minus 0.25 percentage points to between around plus and minus 0.5 percentage points.
In the United States, since the Federal Open Market Committee meeting in March 2022, the Committee has continued to raise the target range for the federal funds rate in light of, among other factors, inflated inflation. The Committee also began reducing its holdings of Treasury securities and agency debt and agency mortgage-backed securities in June 2022. Following the meeting in December 2022, the Committee decided to raise the target range for the federal funds rate to 4.25％ to 4.50% and anticipated that ongoing increases in the target range would be appropriate in order to attain a stance of monetary policy that is sufficiently restrictive to return inflation to 2% over time. The 10-year U.S. Treasury bond yield increased from 2.341% at the end of March 2022 to 3.832% at the end of September 2022, while fluctuating between 2.341% and 3.947% during the period. The yield currently fluctuates between 3.4% and 4.3% since October 2022.

Foreign Currency Exchange Rates
The Japanese yen depreciated against the U.S. dollar from ¥122.39 to the U.S. dollar as of March 31, 2022 to ¥144.81 to the U.S. dollar as of September 30, 2022. The Japanese yen has been fluctuating between ¥134 and ¥151 to the U.S. dollar since October 2022. The Ministry of Finance can intervene in the foreign exchange market to stabilize foreign exchange rates as it deems undesirable for foreign exchange rates to deviate from economic fundamentals or to fluctuate widely within a short period of time. On September 22, 2022, the Ministry of Finance intervened in the foreign exchange market to buy the Japanese yen and sell the U.S. dollar in the amount of ¥2,838.2 billion. The Ministry of Finance has also announced that the total amount of foreign exchange intervention operations for the period from September 29, 2022 through October 27, 2022 was ¥6,349.9 billion.
The Japanese yen also depreciated against the euro during the six months ended September 30, 2022, with the exchange rate being ¥142.32 to the euro as of September 30, 2022 compared to ¥136.70 to the euro as of March 31, 2022. The Japanese yen has been fluctuating between ¥141 and ¥148 to the euro since October 2022.
The Japanese yen was on a generally depreciating trend against the Thai baht during the six months ended September 30, 2022, with the exchange rate being ¥3.81 to the Thai baht as of September 30, 2022 compared to ¥3.68 to the Thai baht as of March 31, 2022. The Japanese yen has been fluctuating between ¥3.82 and ¥3.97 to the Thai baht since October 2022.
Stock Prices
The closing price of the Nikkei Stock Average, which is the average of 225 blue chip stocks listed on the Tokyo Stock Exchange, decreased from ¥27,821.43 on March 31, 2022 to ¥25,937.21 on September 30, 2022. The closing price of the Nikkei Stock Average reached ¥30,670.10, the highest closing price since August 1990, on September 14, 2021. The closing price of the Nikkei Stock Average has been fluctuating between ¥26,000 and ¥28,500 since October 2022.
Recent Developments

During the current six-month period, we continued to engage in transactions to ensure adequate capital base and structure, while pursuing strategies to improve our capital management and streamline our group companies. Japan faces some challenges such as a declining birth rate, an aging society and a shrinking population, while low growth has become normalized throughout the world. The environment we operate in has been affected by issues including significant inflationary price trends, geopolitical conflicts, the COVID-19 pandemic, growing awareness of environmental and social issues, and advances in digital technologies that enable the entry of new competitors in the financial sector. These developments are changing the business environment in significant ways and with unprecedented speed. MUFG seeks to meet these changes with clear visions and to make the most of these challenges as opportunities for growth. Under our medium-term business plan for the three years ending in the fiscal year ending March 31, 2024, we aim to leverage our financial and digital strengths to provide value to our stakeholders around the world.
Implementation of Share Repurchase Program and Cancellation of Repurchased Shares

During May 2022 and October 2022, we repurchased 418,926,300 shares of our common stock for ¥299,999,909,768 under a share repurchase program that was adopted in May 2022 and completed in October 2022. Of the aggregate repurchased shares, 91,628,300 shares were repurchased after September 30, 2022 for ¥61,352,539,787. Under the program, we were authorized by the Board of Directors to repurchase up to the lesser of 600,000,000 shares of our common stock and ¥300.0 billion between May 17, 2022 and November 11, 2022. We cancelled all of the repurchased shares on November 30, 2022.

On November 14, 2022, the Board of Directors approved a share repurchase program under which we are authorized to repurchase up to the lesser of 300,000,000 shares of our common stock and ¥150.0 billion between December 2, 2022 and January 31, 2023. We plan to cancel all of the shares repurchased under this program on February 28, 2023.

We intend to agilely engage in repurchases of shares of our own stock as a means to return profits to shareholders and improve capital efficiency, taking into account our business performance and capital position, opportunities for growth investments, and market conditions including stock prices. As a general policy, we intend to cancel treasury shares to the extent that such shares exceed approximately 5% of our total issued shares (including treasury shares).
Issuance of TLAC Eligible Senior Debt
During the six months ended September 30, 2022, we obtained debt financing of $11.3 billion, or ¥1,631.3 billion, ¥157.0 billion, and €3.1 billion, or ¥434.1 billion, aggregate principal amount of external TLAC eligible senior debt in the form of securities and borrowings.

As of September 30, 2022, our external TLAC ratios were 18.63% on a risk-weighted assets basis and 9.12% on a leverage exposure basis. We are required to maintain external TLAC ratios of 18% on a risk-weighted assets basis and 6.75% on a leverage exposure basis as of the same date. See “Capital Adequacy” below and “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Total loss-absorbing capacity” in our annual report on Form 20-F for the fiscal year ended March 31, 2022.
Issuance of Basel III-Compliant Domestic Subordinated Debt

In September 2022, we obtained debt financing of ¥100.0 billion aggregate principal amount of perpetual subordinated Additional Tier 1 debt in the form of securities and borrowings. These securities and borrowings are subject to our discretion to cease interest payments and a write-down of the principal upon the occurrence of certain events, including when our Common Equity Tier 1 capital ratio declines below 5.125%, when we are deemed to be at risk of becoming non-viable or when we become subject to bankruptcy proceedings, but, following any write-down, the principal may be reinstated to the extent permitted by the Japanese banking regulator.

In July 2022, we obtained debt financing of ¥276.0 billion aggregate principal amount of subordinated term Tier 2 debt in the form of securities and borrowings. We can be exempted from the obligation to pay principal and interest on the securities and borrowings upon reaching the point of non-viability (PONV). According to the FSA’s approach, PONV will be deemed to have been reached when the Prime Minister of Japan, following deliberation by Japan’s Financial Response Crisis Council pursuant to the Deposit Insurance Act of Japan (“DIA”), confirms that Specified Item 2 Measures need to be applied to MUFG under circumstances where its liabilities exceed or are likely to exceed its assets, or it has suspended or is likely to suspend payment of its obligations.
Sale of MUFG Union Bank and Investment in Shares of U.S. Bancorp
In September 2021, MUFG and MUFG Bank announced an agreement to sell all shares of MUFG Union Bank (“MUB”), MUFG’s subsidiary owned through MUFG Americas Holdings (“MUAH”), to U.S. Bancorp (“USB”) (the “Share Transfer”) pursuant to a Share Purchase Agreement, dated as of September 21, 2021, by and among MUFG, MUAH and USB (as amended, supplemented and modified from time to time, the “Share Purchase Agreement”).

The Share Transfer was completed on December 1, 2022. As consideration for the Share Transfer, MUAH received from USB $5.5 billion in cash and approximately 44 million shares of USB common stock (approximate value was $2.0 billion, representing approximately 3% of USB’s outstanding shares) on the closing date, and will receive from USB an additional $3.5 billion in cash within five years of the closing date. The purchase price is subject to certain customary adjustments. Before the closing of the Share Transfer, MUB declared and paid a special dividend of approximately $4.6 billion to MUAH. The total transaction value on the closing date (including a special dividend received by MUAH) was approximately $15.6 billion.
In addition, MUFG has entered into a business collaboration agreement with USB. As part of this arrangement, MUFG and USB have agreed to collaborate on maintaining banking services for certain Japanese retail customers in the United States. MUFG will aim to develop and expand the collaboration with USB in areas where both USB and MUFG can leverage their relative strengths as well as complement each other, such as in digital and Japanese client services.
For financial information relating to MUFG Union Bank, see Note 2 to our unaudited condensed consolidated financial statements. Due to the timing of the transaction, the accounting for the sale, including the measurement of the sales gain or loss, has not been concluded, and it will be reflected in the consolidated financial statements as of and for the fiscal year ending March 31, 2023.
MUFG to Acquire HC Consumer Finance Philippines, Inc & PT Home Credit Indonesia

In November 2022, MUFG agreed to acquire 100.0% of the shares of HC Consumer Finance Philippines, Inc. ("HC Philippines") and 85.0% of shares of PT Home Credit Indonesia ("HC Indonesia"), both of which are subsidiaries of Home Credit B.V. (“HC”), for estimated maximum total consideration of €596 million or ¥87 billion, through its subsidiaries, MUFG Bank, Krungsri and PT. Adira Dinamika Multi Finance ("ADMF"). The acquisition is expected to be completed within calendar year 2023, subject to receipt of approvals from the relevant regulatory authorities. Following the completion of the acquisition, Krungsri will hold 75% of the shares of HC Philippines and 75% of the shares of HC Indonesia, MUFG Bank will hold 25% of the shares of HC Philippines, and ADMF will hold 10% of shares of HC Indonesia.

Headquartered in the Netherlands, HC is a consumer finance company engaged primarily in the point-of-sale loan business. Each of HC Philippines and HC Indonesia is a leading point-of-sale lender in its respective market. With our equity method affiliate

Security Bank Corporation in the Philippines and our consolidated subsidiary Bank Danamon in Indonesia, we plan to continue to reinforce and expand our retail business in both countries through these acquisitions.

Accounting Changes and Recently Issued Accounting Pronouncements

See “Accounting Changes” and “Recently Issued Accounting Pronouncements” in Note 1 to our unaudited condensed consolidated financial statements included elsewhere in this Report.
Results of Operations

	Six months ended September 30,
	2021	2022	% Change
	(in billions, except percentages)
Interest income	¥1,251.7	¥1,823.4	45.7%
Interest expense	272.3	656.7	141.2
Net interest income	979.4	1,166.7	19.1
Reversal of credit losses	(10.8)	(97.8)	N/M
Non-interest income (loss)	1,507.4	(973.8)	N/M
Non-interest expense	1,447.1	1,582.4	9.3
Income (loss) before income tax expense (benefit)	1,050.5	(1,291.7)	N/M
Income tax expense (benefit)	293.7	(340.3)	N/M
Net income (loss) before attribution of noncontrolling interests	¥756.8	¥(951.4)	N/M
Net income attributable to noncontrolling interests	19.2	62.7	226.4
Net income (loss) attributable to Mitsubishi UFJ Financial Group	¥737.6	¥(1,014.1)	N/M

We reported a net loss of ¥1,014.1 billion for the current six-month period, compared to a net income of ¥737.6 billion for the same period of the previous fiscal year. Our results of operations for the current six-month period were negatively affected by net losses on trading account securities under the fair value option since long-term interest rates increased globally and the fair value of trading account securities under the fair value option decreased at the end of September 2022.

Net interest income increased 19.1% mainly because U.S. and Japanese interest rates were higher and the Japanese yen depreciated against the U.S. dollar to a larger extent during the current six-month period compared to the same period of the prior fiscal year. Our average interest rate spread increased 0.09 percentage points. The average interest rate on total interest-earning assets increased 0.35 percentage points. On foreign interest-earning assets, in particular, the average interest rate increased 0.74 percentage points. In addition, the average balance of foreign interest-earning assets increased 11.9%.

Reversal of credit losses was recorded for the current six-month period mainly due to reversal of credit losses in the Commercial segment.

Compared to non-interest income of ¥1,507.4 billion for the six-month of the previous fiscal year, we recorded a loss of ¥973.8 billion for the current six-month period primarily due to net losses on trading account securities discussed above and net losses from marketable equity securities reflecting decreases in Japanese stock prices.

Non-interest expense increased 9.3% mainly due to loss on valuation adjustment for loans held for sale and increases in outsourcing expenses as well as overseas salaries and employee benefits, partially offset by reversal of impairment of assets held for sale.

Net Interest Income

	Six months ended September 30,
	2021			2022			% Change		Change
	Average balance	Interest income (expense)	Average rate (Annualized)	Average balance	Interest income (expense)	Average rate (Annualized)	Average balance	Interest income (expense)	Average rate 2022 minus 2021 (percentage points)
	(in billions, except percentages)
Interest-earning assets:
Domestic	¥174,355.8	¥416.7	0.48%	¥176,238.2	¥468.6	0.53%	1.1%	12.4%	0.05
Foreign	100,862.1	835.0	1.65	112,864.8	1,354.8	2.39	11.9	62.3	0.74
Total	¥275,217.9	¥1,251.7	0.91%	¥289,103.0	¥1,823.4	1.26%	5.0%	45.7%	0.35
Financed by:
Interest-bearing liabilities:
Domestic	¥209,902.5	¥(129.0)	0.12%	¥216,761.4	¥(265.8)	0.24%	3.3%	106.1%	0.12
Foreign	69,021.2	(143.3)	0.41	76,042.8	(390.9)	1.03	10.2	172.7	0.62
Total	278,923.7	(272.3)	0.19	292,804.2	(656.7)	0.45	5.0	141.2	0.26
Non-interest-bearing liabilities (assets)	(3,705.8)			(3,701.2)			(0.1)
Total	¥275,217.9		0.20%	¥289,103.0		0.45%	5.0%		0.25
Net interest income and interest rate spread		¥979.4	0.72%		¥1,166.7	0.81%		19.1%	0.09
Net interest income as a percentage of total interest-earning assets			0.71%			0.81%			0.10

The following table shows details of the annualized interest rate spread by asset and liability category for the six months ended September 30, 2021 and 2022.

	Six months ended September 30,
	2021			2022			% Change		Change
	Average balance	Interest	Average rate (Annualized)	Average balance	Interest	Average rate (Annualized)	Average balance	Interest income (expense)	Average rate 2022 minus 2021 (percentage points)
	(in billions, except percentages)
Assets:
Interest-earning assets:
Interest-earning deposits in other banks	¥53,454.1	¥27.0	0.10%	¥53,011.8	¥103.5	0.39%	(0.8)%	282.6%	0.29
Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	16,328.0	16.7	0.20	19,008.1	30.7	0.32	16.40	84.0	0.12
Trading account assets	33,030.8	194.0	1.17	31,472.4	250.6	1.59	(4.70)	29.1	0.42
Investment securities	58,790.5	162.4	0.55	62,446.2	237.4	0.76	6.20	46.2	0.21
Loans	113,614.5	851.6	1.49	123,164.5	1,201.2	1.95	8.40	41.1	0.46
Total interest-earning assets	275,217.9	1,251.7	0.91	289,103.0	1,823.4	1.26	5.00	45.7	0.35
Non-interest-earning assets:
Cash and due from banks	53,272.7			53,079.5			(0.4)
Other non-interest-earning assets	43,218.7			51,737.5			19.7
Allowance for credit losses	(1,350.8)			(1,471.9)			9.0
Total non-interest-earning assets	95,140.6			103,345.1			8.6
Total assets	¥370,358.5			¥392,448.1			6.0%
Liabilities and equity:
Interest-bearing liabilities:
Deposits	¥192,523.2	¥111.9	0.12%	¥199,361.2	¥334.5	0.33%	3.6%	198.9%	0.21
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions	27,671.8	15.9	0.11	31,727.3	106.4	0.67	14.7	570.1	0.56
Due to trust account, other short-term borrowings, and trading account liabilities	23,868.8	20.9	0.17	27,103.2	59.2	0.44	13.6	183.3	0.27
Long-term debt	34,859.9	123.6	0.71	34,612.5	156.6	0.90	(0.7)	26.7	0.19
Total interest-bearing liabilities	278,923.7	272.3	0.19	292,804.2	656.7	0.45	5.0	141.2	0.26
Non-interest-bearing liabilities	75,138.3			82,798.5			10.2
Total equity	16,296.5			16,845.4			3.4
Total liabilities and equity	¥370,358.5			¥392,448.1			6.0%
Net interest income and interest rate spread		¥979.4	0.72%		¥1,166.7	0.81%		19.1%	0.09
Net interest income as a percentage of total interest-earning assets			0.71%			0.81%			0.10

Net interest income increased 19.1% primarily due to higher average interest rates on foreign interest-earning assets. Our average interest rate spread (which is the average interest rate on interest-earning assets less the average interest rate on interest-bearing liabilities) increased 0.09 percentage points.

U.S. and Japanese interest rates were higher and the Japanese yen depreciated against the U.S. dollar to a larger extent during the current six-month period compared to the same period of the prior fiscal year. As a result, the average interest rate on foreign interest-earning assets increased 0.74 percentage points, and foreign interest income increased 62.3%. Foreign interest expense increased 172.7% primarily as a result of a 0.62 percentage point increase in the average interest rate on foreign interest-bearing liabilities and the depreciation of the Japanese yen against the U.S. dollar. The impact of the interest rate increase on foreign interest income was larger than the impact of the interest rate increase on foreign interest expense primarily because the average balance of foreign interest-earning assets was approximately 1.5 times the average balance of foreign interest-bearing liabilities. The average balance of foreign interest-bearing liabilities increased 10.2%, while the average balance of foreign interest-earning assets increased 11.9%, both mainly due to the depreciation of the Japanese yen against the U.S. dollar.

Domestic interest income increased 12.4% mainly due to the higher average interest rate on loans and a 1.1% increase in the average balance of domestic interest-earning assets. Domestic interest expense increased 106.1% mainly due to the higher average interest rate on long-term debt as well as call money, funds purchased, and payables under repurchase agreements and securities lending transactions.
Reversal of credit losses

We recorded ¥97.8 billion of reversal of credit losses for the current six-month period compared to ¥10.8 billion of reversal of credit losses for the same period of the prior fiscal year. For the current six-month period, reversal of credit losses of ¥164.0 billion was recorded in the Commercial segment, while ¥39.4 billion of provision for credit losses was recorded in the Krungsri segment. The reversal of credit losses in the Commercial segment was due to reversal of allowance related to a large domestic borrower, while the provision for credit losses in the Krungsri segment was due to overall growth of Krungsri's loan portfolio with newly originated loans.

Non-Interest Income

	Six months ended September 30,
	2021	2022	% Change
	(in billions, except percentages)
Fees and commissions income:
Fees and commissions on deposits	¥25.8	¥27.8	7.5%
Fees and commissions on remittances and transfers	83.1	73.5	(11.3)
Fees and commissions on foreign trading business	33.9	35.2	3.7
Fees and commissions on credit card business	99.7	111.7	12.0
Fees and commissions on security-related services	132.2	107.5	(18.6)
Fees and commissions on administration and management services for investment funds	145.7	133.1	(8.6)
Trust fees	66.1	66.8	1.1
Guarantee fees	22.4	23.5	4.7
Insurance commissions	20.8	22.3	7.2
Fees and commissions on real estate business	20.4	22.0	7.8
Other fees and commissions	148.0	164.2	10.9
Total	798.1	787.6	(1.3)
Foreign exchange gains (losses) —net	5.4	(126.8)	N/M
Trading account profits (losses)—net:
Net profits (losses) on interest rate and other derivative contracts	(146.5)	60.8	N/M
Net profits (losses) on trading account securities, excluding derivatives	205.7	(1,427.9)	N/M
Total	59.2	(1,367.1)	N/M
Investment securities gains (losses)—net:
Net gains on sales of available-for-sale debt securities	43.7	9.8	(77.5)
Impairment losses on available-for-sale debt securities	(0.1)	(299.5)	N/M
Net gains (losses) from marketable equity securities	289.8	(210.9)	N/M
Other	1.9	7.3	297.8
Total	335.3	(493.3)	N/M
Equity in earnings of equity method investees—net	216.1	186.9	(13.5)
Other non-interest income	93.3	38.9	(58.3)
Total non-interest income (loss)	¥1,507.4	¥(973.8)	N/M

Non-interest income decreased to a total loss of ¥973.8 billion mainly due to net trading account losses, net investment securities losses and net foreign exchange losses.
Fees and commissions income
Fees and commissions income for the current six-month period remained almost at the same level compared to the same period of the previous fiscal year. Other fees and commissions increased primarily due to an increase in financing-related fees in foreign branches of MUFG Bank. On the other hand, fees and commissions on security-related services decreased mainly due to decreases in commissions on underwriting, secondary distribution of, and offering to sell to and solicitation of offers to buy from professional investors, securities in our securities subsidiaries.

Net foreign exchange gains (losses)

	Six months ended September 30,
	2021	2022	% Change
	(in billions, except percentages)
Foreign exchange gains(losses)—net:
Net foreign exchange losses on derivative contracts	¥(7.2)	¥(176.3)	N/M
Net foreign exchange losses on other than derivative contracts	(109.3)	(2,290.4)	N/M
Net foreign exchange gains related to the fair value option	121.9	2,339.9	N/M
Total	¥5.4	¥(126.8)	N/M
Net foreign exchange gains (losses) consist of the following:
•Net foreign exchange gains (losses) on derivative contracts are net gains (losses) primarily on currency derivative instruments entered into for trading purposes.

•Net foreign exchange gains (losses) on other than derivative contracts include foreign exchange trading gains (losses) as well as transaction gains (losses) on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies. The transaction gains (losses) on the translation into Japanese yen fluctuate from period to period depending upon the spot rates at the end of each reporting period. In principle, all transaction gains (losses) on translation of monetary assets and liabilities denominated in foreign currencies are included in current earnings.

•Net foreign exchange gains (losses) related to the fair value option include transaction gains (losses) on the translation into Japanese yen of securities under the fair value option. See Note 18 to our unaudited condensed consolidated financial statements.

Net foreign exchange losses for the current six-month period were mainly due to larger net foreign exchange losses on other than derivative contracts resulting from an increase in foreign exchange trading losses and higher foreign exchange translation losses on monetary liabilities denominated in foreign currencies in our commercial banking subsidiaries as the Japanese yen depreciated against other major currencies on a spot rate basis between March 31, 2022 and September 30, 2022. On the other hand, net foreign exchange gains related to the fair value option applied to foreign currency-denominated trading account securities such as U.S. Treasury bonds increased as the Japanese yen depreciated against the U.S. dollar from ¥122.39 to the U.S. dollar as of March 31, 2022 to ¥144.81 to the U.S. dollar as of September 30, 2022, while the Japanese yen depreciated ¥1.21 against the U.S. dollar during the same period of the previous fiscal year.

Net trading account profits (losses)

	Six months ended September 30,
	2021	2022	% Change
	(in billions, except percentages)
Trading account profits (losses)—net:
Net profits (losses) on interest rate and other derivative contracts
Interest rate contracts	¥25.3	¥63.7	151.8%
Equity contracts	(115.1)	(24.2)	79.0
Commodity contracts	—	(0.1)	N/M
Credit derivatives	(35.2)	(1.9)	94.6
Other	(21.5)	23.3	N/M
Total	(146.5)	60.8	N/M
Net profits (losses) on trading account securities, excluding derivatives
Trading account securities	164.4	6.3	(96.2)
Trading account securities under the fair value option	41.3	(1,434.2)	N/M
Total	205.7	(1,427.9)	N/M
Total	¥59.2	¥(1,367.1)	N/M
Trading account assets and liabilities are carried at fair value and changes in the value of trading account assets and liabilities are recorded in net trading account profits (losses). Activities reported in our net trading account profits (losses) can generally be classified into two categories:
•trading purpose activities, which are conducted mainly for the purpose of generating profits either through transaction fees or arbitrage gains and involve frequent and short-term selling and buying of securities, commodities or others; and
•trading account assets relating to the application of certain accounting rules, which are generally not related to trading purpose activities, but simply classified as trading accounts due to the application of certain accounting rules.
Of the two categories, trading account assets relating to the application of certain accounting rules represent a larger portion of our trading account losses for the current six-month period.
We generally do not separate, for financial reporting purposes, customer originated trading activities from non-customer related, proprietary trading activities. When an order for a financial product is placed by a customer, a dealer offers a price which includes certain transaction fees, often referred to as the “margin” to the market price. The margin is determined by considering factors such as administrative costs, transaction amount and liquidity of the applicable financial product. Once the customer agrees to the offered price, the deal is completed, and the position is recorded in our ledger as a single entry without any separation of components. To manage the risk relating to the customer side position, we often enter into an offsetting transaction with the market. Unrealized gains and losses as of the period-end for both the customer side position and the market side position are recorded within the same trading account profits and losses.

Net trading account profits (losses) consist of net profits (losses) on interest rate and other derivative contracts and net profits (losses) on trading account securities, excluding derivatives.
Net profits (losses) on interest rate and other derivative contracts are reported for net profits (losses) on derivative instruments which primarily relate to trading purpose activities and include:
•Interest rate contracts: Interest rate contracts are mainly utilized to manage interest rate risks which could arise from mismatches between assets and liabilities resulting from customer originated trading activities;
•Equity contracts: Equity contracts are mainly utilized to manage the risk that would arise from price fluctuations of stocks held in connection with customer transactions;

•Commodity contracts: Commodity contracts are mainly utilized to meet customers’ demand for hedging the risks relating to commodity price fluctuations in their transactions, and to diversify our portfolio of derivative instruments held for trading purposes; and
•Credit derivatives: Credit derivatives are mainly utilized as a part of our credit portfolio risk management.
Derivative instruments for trading purposes also include those used as hedges of net exposures rather than for specifically identified assets or liabilities, which do not meet the specific criteria for hedge accounting.
Net profits (losses) on trading account securities, excluding derivatives, consist of:
•Net profits (losses) on trading account securities, which primarily consist of gains and losses on trading and valuation of trading securities which relate to trading purpose activities. Net profits (losses) on investment securities held by certain consolidated variable interest entities, or VIEs, are included in accordance with the applicable accounting rules.
•Net profits (losses) on trading account securities under the fair value option, which are classified into trading accounts profits (losses) in accordance with certain accounting rules.

Net trading account losses for the current six-month period mainly reflected net losses on trading account securities under the fair value option. During the current six-month period, long-term interest rates increased globally, and the fair value of trading account securities under the fair value option decreased at the end of September 2022. The decrease in net profits on trading account securities was primarily due to a decrease in net profits on foreign trading account securities. The improvement in net losses on equity contracts mainly related to U.S. equity contracts for hedging purposes in our securities subsidiary. The increase in net gains on interest rate contracts reflected interest rate swap gains in our trust banking subsidiary.
Net investment securities gains (losses)
Net investment securities gains (losses) include net gains (losses) on sales of available-for-sale debt securities, impairment losses on available-for-sale debt securities, and net gains (losses) from marketable equity securities. Impairment loss on an available-for-sale debt security is recognized as part of investment securities losses if the fair value of such security is below its amortized cost basis and (1) such debt security is held by us with the intent to sell or (2) it is more likely than not that we will be required to sell such debt security before recovering its amortized cost basis. In other circumstances where the fair value of available-for-sale debt securities is less than the amortized cost basis, we recognize the credit component of the impairment loss as part of investment securities losses, and record an allowance for credit losses to the same extent, while recording the noncredit component of the impairment loss in accumulated other comprehensive losses. Net gains (losses) from marketable equity securities include net gains (losses) on sales of marketable equity securities as well as unrealized gains (losses) on such securities.

Net investment securities losses were ¥493.3 billion for the current six-month period, compared to net investment securities gains ¥335.3 billion for the same period of the prior fiscal year. This was mainly due to impairment losses on the available-for-sale debt securities held by MUFG Union Bank, which were reclassified as assets held for sale, reflecting higher interest rates in the United States, for the six months ended June 30, 2022. Net investment securities losses were also due to unrealized losses on equity securities reflecting lower stock prices in Japan as of September 30, 2022 compared to March 31, 2022, in contrast to the upward trend during the same period of the previous fiscal year.
Net equity in earnings of equity method investees
Net equity in earnings of equity method investees for the current six-month period was ¥186.9 billion, compared to ¥216.1 billion for the same period of the prior fiscal year, reflecting lower earnings of our equity method investees of our banking subsidiaries and lower earnings of Morgan Stanley.

Non-Interest Expense

	Six months ended September 30,
	2021	2022	% Change
	(in billions, except percentages)
Salaries and employee benefits	¥639.0	¥659.6	3.2%
Occupancy expenses—net	84.2	78.6	(6.7)
Fees and commissions expenses	157.9	161.8	2.5
Outsourcing expenses, including data processing	152.1	178.1	17.1
Depreciation of premises and equipment	40.5	34.8	(14.0)
Amortization of intangible assets	129.5	133.1	2.8
Insurance premiums, including deposit insurance	47.4	36.7	(22.5)
Communications	28.8	29.3	1.6
Taxes and public charges	51.2	51.1	(0.2)
Reversal of off-balance sheet credit instruments	(6.4)	(12.1)	(89.8)
Reversal of impairment of assets held for sale	—	(134.1)	N/M
Loss on valuation adjustment for loans held for sale	—	209.1	N/M
Other non-interest expenses	122.9	156.4	27.3
Total non-interest expense	¥1,447.1	¥1,582.4	9.4%

Non-interest expense increased 9.4% mainly due to loss on valuation adjustment for loans held for sale, an increase in outsourcing expenses, including data processing, and an increase in salaries and employee benefits, partially offset by reversal of impairment of assets held for sale.

Loss on valuation adjustment for loans held for sale
Loss on valuation adjustment for loans held for sale of ¥209.1 billion was recorded for the current six-month period due to valuation losses on the loans held for sale related to the transferred business of MUFG Union Bank for the six months ended June 30, 2022. These valuation losses have no impact on the consideration for the sale of shares of MUFG Union Bank and, therefore, to the extent of the decrease in the carrying amount of the loans held for sale resulting from these valuation losses, the profit on the sale of shares of MUFG Union Bank is expected to increase. For more information on fair value valuation, see Note 18 to our unaudited condensed consolidated financial statements.
Outsourcing expenses, including data processing
Outsourcing expenses, including data processing, increased ¥26.0 billion mainly due to professional fees including legal fees and project management costs booked in MUFG Americas Holdings for the sale of MUFG Union Bank, which reflected the foreign exchange translation impact of the depreciation of the Japanese yen against the U.S. dollar.
Salaries and employee benefits

Salaries and employee benefits increased ¥20.6 billion mainly due to the foreign exchange translation impact of the depreciation of the Japanese yen against other major currencies and an increase in employee retention costs abroad in the tighter labor market especially in North America.
Reversal of impairment of assets held for sale
Reversal of impairment of assets held for sale of ¥134.1 billion was recorded for the current six-month period. During the second half of the fiscal year ended March 31, 2022, ¥134.1 billion of impairment of assets held for sale was recognized through the application of the lower of cost or market method to the disposal group related to the sale of MUFG Union Bank. However, as of September 30, 2022, the fair value less cost to sell exceeded the carrying value and the reversal was recognized. For more information, see Notes 2 and 18 to our unaudited condensed consolidated financial statements and Note 1 to our audited consolidated financial statements included in our annual report on Form 20-F for the fiscal year ended March 31, 2022.

Income Tax Expense (Benefit)

	Six months ended September 30,
	2021	2022	% Change
	(in billions, except percentages)
Income(loss) before income tax expense (benefit)	¥1,050.5	¥(1,291.7)	N/M
Income tax expense (benefit)	293.7	(340.3)	N/M
Effective income tax rate	28.0%	26.3%	—
Combined normal effective statutory tax rate	30.6%	30.6%	—
Income taxes applicable to us in Japan are imposed by the national, prefectural and municipal governments, and the aggregate of these taxes resulted in a combined normal effective statutory tax rate of 30.6% for the six months ended September 30, 2021 and 2022. Foreign subsidiaries are subject to income taxes of the jurisdictions in which they operate. These taxes are reflected in the effective income tax rate.
For the six months ended September 30, 2022, the effective income tax rate was 26.3%, which was 4.3 points lower than the combined normal effective statutory tax rate of 30.6%. This lower effective income tax rate primarily reflected an increase in valuation allowance against deferred tax assets for certain subsidiaries, which resulted in an increase of ¥80.2 billion in income tax expense and a decrease of 6.2 percentage points in the effective income tax rate for the six months ended September 30, 2022. The increase in valuation allowance includes recognition of valuation allowance related to the loss which is expected on the sale of the shares in MUFG Union Bank to U.S. Bancorp. This impact was partially offset by an increase of 2.6 points in the effective income tax rate resulting from our receipt of nontaxable dividends, which resulted in a decrease of ¥33.7 billion in income tax expense for the six months ended September 30, 2022. Under Japanese tax law, a certain percentage of dividends received is considered nontaxable and excluded from gross revenue in computing taxable income. This creates a permanent difference between our taxable income for Japanese tax purposes and our income before income tax expense reported under U.S. GAAP.
For the six months ended September 30, 2021, the effective income tax rate was 28.0%, which was 2.6 percentage points lower than the combined normal effective statutory tax rate of 30.6%. This lower effective income tax rate was partly due to lower tax rates applicable to income of subsidiaries, which resulted in a decrease of ¥15.0 billion in income tax expense and a decrease of 1.4 percentage points in the effective income tax rate for the six months ended September 30, 2021. Another factor contributing the lower effective income tax rate was foreign tax credit, which resulted in a decrease of ¥13.8 billion in income tax expense and a decrease of 1.3 percentage points in the effective income tax rate for the six months ended September 30, 2021.

Business Segment Analysis
We measure the performance of each of our business segments primarily in terms of “operating profit.” Operating profit and other segment information in this Report are based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices. Accordingly, the format and information are not consistent with our unaudited condensed consolidated financial statements prepared in accordance with U.S. GAAP. For example, operating profit does not reflect items such as a component of the provision for (reversal of) credit losses (primarily equivalent to the formula allowance under U.S. GAAP), foreign exchange gains (losses) and investment securities gains (losses). For a reconciliation of operating profit under the internal management reporting system to income (loss) before income tax expense (benefit) shown on the unaudited condensed consolidated statements of operations, see Note 17 to our unaudited condensed consolidated financial statements. We do not use information on the segments’ total assets to allocate our resources and assess performance. Accordingly, business segment information on total assets is not presented. However, in order to ensure more efficient management of resources, and to strengthen controls on profits and losses in each business group, we have allocated reasonably allocable fixed assets of MUFG Bank on a stand-alone basis and Mitsubishi UFJ Trust and Banking on a stand-alone basis to each business unit of such subsidiaries starting from March 31, 2022. Accordingly, such fixed assets allocated to business groups are presented below.

In addition, we made modifications to our internal management accounting rules and practices, effective April 1, 2022, including reallocation of au Kabucom Securities Co., Ltd., an internet securities subsidiary, to the Digital Service Business Group from the Retail & Commercial Banking Business Group as well as updates to internal booking rules relating to certain net fees and other net revenue in the customer business groups and corresponding adjustments in Other. There was no impact on Asset Management & Investor Services Business Group.

These modifications had the following impact on our previously reported business segment information for the six months ended September 30, 2021:
•increasing the operating profits of the Digital Service Business Group, the Global Corporate & Investment Banking Business Group, the Global Commercial Banking Business Group and the Japanese Corporate & Investment Banking Business Group by ¥5.8 billion, ¥2.6 billion, ¥0.6 billion and ¥0.5 billion, respectively, and
•reducing the operating profits of the Retail & Commercial Banking Business Group, Other, and the Global Markets Business Group by ¥6.0 billion, ¥1.9 billion and ¥1.4 billion, respectively.
Prior period business segment information has been restated to enable comparison between the relevant amounts for the six months ended September 30, 2021 and 2022.

	Customer Business
Six months ended September 30, 2021	Digital Service Business Group	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total	Global Markets Business Group	Other	Total
		(in billions)
Net revenue	¥372.4	¥279.2	¥265.8	¥374.1	¥176.0	¥235.7	¥1,703.2	¥280.8	¥23.0	¥2,007.0
BK and TB(1):	132.4	181.8	206.4	0.9	52.7	155.9	730.1	192.1	72.4	994.6
Net interest income	111.7	82.5	97.2	0.9	4.1	74.2	370.6	127.6	84.1	582.3
Net fees	19.3	89.8	87.2	—	48.5	74.3	319.1	(3.6)	(22.9)	292.6
Other	1.4	9.5	22.0	—	0.1	7.4	40.4	68.1	11.2	119.7
Other than BK and TB	240.0	97.4	59.4	373.2	123.3	79.8	973.1	88.7	(49.4)	1,012.4
Operating expenses	278.3	245.5	156.9	263.9	118.3	140.8	1,203.7	119.6	49.4	1,372.7
Operating profit (loss)	¥94.1	¥33.7	¥108.9	¥110.2	¥57.7	¥94.9	¥499.5	¥161.2	¥(26.4)	¥634.3

	Customer Business
Six months ended September 30, 2022	Digital Service Business Group	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total	Global Markets Business Group	Other	Total
		(in billions)
Net revenue	¥371.1	¥281.9	¥346.1	¥447.4	¥177.2	¥345.2	¥1,968.9	¥360.6	¥15.4	¥2,344.9
BK and TB(1):	126.6	192.7	278.5	27.3	53.0	247.2	925.3	225.6	25.2	1,176.1
Net interest income	107.7	90.5	153.1	27.3	5.3	114.2	498.1	580.5	81.4	1,160.0
Net fees	17.6	87.5	92.4	—	47.8	114.2	359.5	(8.6)	(30.0)	320.9
Other	1.3	14.7	33.0	—	(0.1)	18.8	67.7	(346.3)	(26.2)	(304.8)
Other than BK and TB	244.5	89.2	67.6	420.1	124.2	98.0	1,043.6	135.0	(9.8)	1,168.8
Operating expenses	261.9	226.5	166.0	305.0	123.4	168.4	1,251.2	135.3	68.8	1,455.3
Operating profit (loss)	¥109.2	¥55.4	¥180.1	¥142.4	¥53.8	¥176.8	¥717.7	¥225.3	¥(53.4)	¥889.6
Fixed assets(2)	¥147.5	¥199.1	¥157.1	¥1.2	¥13.7	¥134.5	¥653.1	¥108.7	¥541.5	¥1,303.3
Increase in fixed assets(3)	15.2	21.0	17.7	0.4	3.2	9.7	67.2	10.4	9.6	87.2
Depreciation(3)	¥5.1	¥11.0	¥18.0	¥0.1	¥2.8	¥15.5	¥52.5	¥13.3	8.8	¥74.6

Notes:
(1)“BK and TB” is a sum of MUFG Bank on a stand-alone basis (BK) and Mitsubishi UFJ Trust and Banking on a stand-alone basis (TB).
(2)Fixed assets in the above table are based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices, and it corresponds to the U.S. GAAP amounts of premises and equipment-net, intangible assets-net and goodwill of BK and TB. Fixed assets of MUFG and other consolidated subsidiaries and Japanese GAAP consolidation adjustments amounting to ¥1,422.4 billion are not allocated to each business segment when determining the allocation of management resources and assessing performance, therefore such amounts are not included in the table above.
(3)These amounts are related to BK and TB.

Digital Service Business Group—Covers digital-based non-face-to-face businesses servicing “mass-segment” customers, or retail customers and small and medium-sized enterprise customers, of Mitsubishi UFJ NICOS, other consumer finance companies, and MUFG Bank in Japan. Its net revenue mainly consists of interest income from lending and deposit-taking operations and fees relating to credit card settlement and consumer financing products and services.

Net revenue decreased mainly due to a decrease in domestic exchange settlement fees reflecting lower transaction fee rates, partially offset by increases in consumer finance revenue and foreign exchange fees. However, because the decrease in operating expenses was larger than the decrease in net revenue, operating profit increased. The decrease in operating expenses was primarily due to the progress on our sales channel reforms and lower deposit insurance premium rates.

Retail & Commercial Banking Business Group—Covers the domestic retail and commercial banking businesses. This business group mainly offers retail customers (with a strategic focus on high net-worth individuals) and small and medium-sized enterprise customers in Japan an extensive array of commercial banking, trust banking and securities products and services. Its net revenue mainly consists of interest income from lending and deposit-taking operations and fees relating to domestic and foreign exchange settlement services and wealth management solutions, including asset management, asset and business succession transfer and real estate services.

Net revenue increased mainly due to higher interest income from lending and deposit-taking operations reflecting an improvement in our lending spread on small and medium enterprise loans as well as increases in fees on foreign exchange and foreign exchange derivatives transactions, and higher income from the real estate business. Operating expenses decreased due to lower deposit insurance premium rates, a decrease in depreciation cost following asset impairment charges recorded in the previous fiscal year, and measures implemented to optimize staff utilization and restructure sales channels.

Japanese Corporate & Investment Banking Business Group—Covers the large Japanese corporate businesses. This business group offers large Japanese corporations advanced financial solutions designed to respond to their diversified and globalized needs and to contribute to their business and financial strategies through the global network of our group companies. Its net revenue mainly consists of interest income from lending and deposit-taking operations and fees relating to financing, investment banking, real estate and stock transfer services for large Japanese corporate customers.

Net revenue increased mainly due to an increase in loan interest income reflecting improvements in our domestic and foreign lending spreads, an increase in foreign exchange fees, and an increase in real estate financing fees reflecting higher transaction volume. The increase in operating expenses primarily resulted from the impact of foreign exchange translation on overseas expenses.

Global Commercial Banking Business Group—Covers the retail and commercial banking businesses of MUFG Union Bank, Krungsri, and PT Bank Danamon Indonesia, Tbk. This business group offers a comprehensive array of financial products and services such as loans, deposits, fund transfers, investments and asset management services for local retail, small and medium-sized enterprise, and corporate customers across the Asia-Pacific region. Its revenue mainly consists of interest income from lending and deposit-taking operations and fees from remittances and transfers, consumer finance and wealth-related services for individual and small to medium-sized corporate customers of MUFG Union Bank, Krungsri and Bank Danamon.

Net revenue increased mainly due to higher net interest income in MUFG Union Bank and Krungsri reflecting the escalation of policy interest rate increases in the United States and Thailand. The increase in operating expenses was primarily due to the impact of foreign exchange translation on overseas expenses.

Asset Management & Investor Services Business Group—Covers the asset management and asset administration businesses of Mitsubishi UFJ Trust and Banking, MUFG Bank and First Sentier Investors. By integrating the trust banking expertise of Mitsubishi UFJ Trust and Banking and the global strengths of MUFG Bank, the business group offers a full range of asset management and administration services for corporations and pension funds, including pension fund management and administration, advice on pension structures, and payments to beneficiaries, and also offers investment trusts for retail customers. Its net revenue mainly consists of fees from asset management and administration services for products, such as pension trusts and mutual funds.

Net revenue increased primarily due to an increase in income from bundled services provided to global investors and an increase in income from funds under administration reflecting higher U.S. interest rates. The increase in operating expenses primarily resulted from the impact of foreign exchange translation on overseas expenses.

Global Corporate & Investment Banking Business Group—Covers the global corporate, investment and transaction banking businesses of MUFG Bank and Mitsubishi UFJ Securities Holdings. Through a global network of offices and branches, this business group provides large non-Japanese corporate and financial institution customers outside Japan with a comprehensive set of solutions that meet their increasingly diverse and sophisticated financing needs. Its net revenue mainly consists of interest income from lending and deposit-taking operations and fees and commissions from investment banking services and foreign exchange and derivatives transactions.

Net revenue increased mainly due to higher interest income from loans as well as higher commissions reflecting an increase in project finance deals and an increase in flow transactions under fluctuating market conditions. The increase in operating expense was mainly due to employee retention costs abroad increasing in the tighter labor market especially in North America, particularly with the impact of foreign exchange translation on such costs.

Global Markets Business Group—Covers the customer business and the treasury operations of MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Securities Holdings. The customer business includes sales and trading in fixed income instruments, currencies, equities and other investment products as well as origination and distribution of financial products. The treasury operations include asset and liability management as well as global investments for the MUFG Group.

Net revenue increased mainly due to an increase in flow transactions under fluctuating market conditions and the absence of losses on overseas securities recorded in the six months ended September 30, 2021. The increase in operating expense primarily resulted from the impact of foreign exchange translation on overseas expenses, the impact of inflation abroad and an increase in performance-linked expenses.

Other—Consists mainly of the corporate centers of MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Morgan Stanley Securities. The elimination of duplicated amounts of net revenues among business segments is also reflected in Other.

Financial Condition
Total Assets
Our total assets as of September 30, 2022 were ¥385,750.9 billion, an increase of ¥18,100.9 billion from ¥367,650.0 billion as of March 31, 2022, mainly due to a ¥9,992.9 billion increase in net loans and a ¥9,252.0 billion increase in held-to-maturity debt securities. The assets related to the transferred business of MUFG Union Bank were reclassified as assets held for sale and included in Other assets on our unaudited condensed consolidated balance sheet as of September 30, 2022. Such assets were ¥13,416.5 billion consisting of ¥7,690.4 billion of loans, net of allowance for credit losses, ¥3,401.2 billion of investment securities, ¥1,251.0 billion of interest-bearing deposits in other banks and ¥1,073.9 billion of other assets.

Loan Portfolio
The following table sets forth our loans outstanding, before deduction of allowance for credit losses by class. We classify our loan portfolio into the following portfolio segments—Commercial, Residential, Card, MUFG Americas Holdings, Krungsri, and Other based on the grouping to determine the allowance for credit losses. We further classify the Commercial segment into Domestic and Foreign classes based on initial measurement attributes, risk characteristics, and method of monitoring and assessing credit risk. The Domestic Commercial segment includes commercial loans to borrowers in Japan, and the Foreign Commercial segment includes commercial loans other than those included in the Domestic Commercial, MUFG Americas Holdings, Krungsri and Other segments. The Residential segment includes housing loans to borrowers in Japan, and the Card segment includes consumer loans to borrowers in Japan. The MUFG Americas Holdings segment includes loans held by subsidiaries of MUFG Americas Holdings, and the Krugsri segment includes loans held by Krungsri and its subsidiaries. The Other segment consists primarily of Bank Danamon.

The loan balance of the MUFG Americas Holdings segment as of March 31, 2022 and September 30, 2022 does not include the loans held for sale related to the transferred business of MUFG Union Bank, which are included in Other assets. Such loans are not subject to valuation of our loan portfolio for allowance for credit losses.

	March 31, 2022	September 30, 2022	% Change
	(in billions, except percentages)
Commercial
Domestic	¥54,044.7	¥54,952.8	1.7%
Foreign	34,980.2	42,427.6	21.3
Residential	13,301.5	13,113.4	(1.4)
Card	464.3	465.4	0.3
MUFG Americas Holdings	2,813.0	3,104.1	10.3
Krungsri	6,822.8	7,973.7	16.9
Other	1,045.1	1,271.8	21.7
Total(1)	113,471.6	123,308.8	8.7
Unearned income, unamortized premium—net and deferred loan fees—net	(322.2)	(379.9)	(17.9)
Total(1)	¥113,149.4	¥122,928.9	8.6%

Note:
(1)The above table includes loans held for sale of ¥514.1 billion and ¥704.9 billion as of March 31, 2022 and September 30, 2022, respectively, which are carried at the lower of cost or fair value, but excludes the loans held for sale related to the transferred business of MUFG Union Bank.

Our total loan balance as of September 30, 2022 increased 8.6% compared to March 31, 2022. As of September 30, 2022, our total loans accounted for 31.9% of total assets, compared to 30.8% of total assets as of March 31, 2022. Our foreign commercial loan balance increased mainly due to increased funding needs of customers with economic activity gradually resuming as COVID-19 pandemic-related restrictions further eased and the impact of the depreciation of the Japanese yen against the U.S. dollar and other major currencies. The loan balance of the MUFG Americas Holdings segment increased mainly due to the impact of the weaker Japanese yen. The loan balance of the Krungsri segment increased due to an increase in the balance of corporate and small and medium-sized enterprise portfolio loans as economic activity gradually resumed. As of September 30, 2022, loans, off-balance sheet credit instruments and due from banks held in relation to borrowers and counterparties that are subject to Russia country risk monitoring in accordance with our internal credit management policy amounted to approximately ¥0.36 trillion on a gross basis before taking into account any allowances.

Credit quality indicator

	March 31, 2022	September 30, 2022	% Change
	(in billions, except percentages)(1)
Commercial	¥88,581.7	¥96,796.0	9.3%
Domestic	53,975.4	54,896.9	1.7
Normal	51,999.4	53,221.4	2.3
Close Watch	1,559.4	1,413.3	(9.4)
Likely to become Bankrupt or Legally/Virtually Bankrupt	416.6	262.2	(37.1)
Foreign	34,606.3	41,899.1	21.1
Normal	33,602.5	40,809.7	21.4
Close Watch	783.7	812.6	3.7
Likely to become Bankrupt or Legally/Virtually Bankrupt	220.1	276.8	25.8
Residential	¥13,301.5	¥13,113.4	(1.4)%
Accrual	13,246.6	13,063.6	(1.4)
Nonaccrual	54.9	49.8	(9.2)
Card	¥464.3	¥465.4	0.3%
Accrual	401.7	400.9	(0.2)
Nonaccrual	62.6	64.5	3.1
MUFG Americas Holdings	¥2,742.1	¥2,987.4	8.9%
Credit Quality Based on Internal Credit Ratings
Pass	2,635.4	2,891.7	9.7
Special Mention	65.8	56.6	(14.0)
Classified	40.9	39.1	(4.5)
Krungsri	¥6,822.8	¥7,969.9	16.8%
Performing	6,147.3	7,117.9	15.8
Under-Performing	509.7	669.3	31.3
Non-Performing	165.8	182.7	10.2
Other	¥1,045.1	¥1,271.8	21.7%
Accrual	1,018.5	1,239.0	21.7
Nonaccrual	26.6	32.8	23.1

Note:	(1)Total loans in the above table do not include loans held for sale, and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.

We classify loans into risk categories based on relevant information about the ability of borrowers to service their debt, including, but not limited to, historical and current financial information, historical and current payment experience, credit documentation, public and non-public information about borrowers and current economic trends as deemed appropriate to each segment.
The primary credit quality indicator for loans within all classes of the Commercial segment is the internal credit rating assigned to each borrower based on our internal borrower ratings of 1 through 15 with the rating of 1 assigned to a borrower with the highest quality of credit. When assigning a credit rating to a borrower, we evaluate the borrower’s expected debt-service capability based on various information, including financial and operating information of the borrower as well as information on the industry in which the borrower operates, and the borrower’s business profile, management and compliance system. In evaluating a borrower’s debt-service capability, we also conduct an assessment of the level of earnings and an analysis of the borrower’s net worth. Based on the internal borrower rating, loans within the Commercial segment are categorized as Normal (internal borrower ratings of 1 through 9), Close Watch (internal borrower ratings of 10 through 12), and Likely to become Bankrupt or Legally/Virtually Bankrupt (internal borrower ratings of 13 through 15).
Loans to borrowers categorized as Normal represent those that are not deemed to have collectability issues. Loans to borrowers categorized as Close Watch represent those that require close monitoring as the borrower has begun to exhibit elements of potential concern with respect to its business performance and financial condition, the borrower has begun to exhibit elements of serious concern with respect to its business performance and financial condition, including business problems requiring long-term solutions, or the borrower’s loans are troubled debt restructurings (TDRs) or loans contractually past due 90 days or more for special reasons. Loans to borrowers categorized as Likely to become Bankrupt or Legally/Virtually Bankrupt represent those that have a higher probability of default than those categorized as Close Watch due to serious debt repayment problems with poor progress in achieving restructuring plans, the borrower being considered virtually bankrupt with no prospects for an improvement in business operations, or the borrower being legally bankrupt with no prospects for continued business operations because of non-payment, suspension of business, voluntary liquidation or filing for legal liquidation.
For more information on our credit and borrower ratings, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Credit Risk Management” in our annual report on Form 20-F for the fiscal year ended March 31, 2022.
The accrual status is a primary credit quality indicator for loans within the Residential segment, the Card segment and the Other segment. The accrual status of these loans is determined based on the number of delinquent payments.
Commercial loans within the MUFG Americas Holdings segment are categorized as either pass or criticized based on the internal credit rating assigned to each borrower. Criticized credits are those that are internally risk graded as Special Mention, Substandard or Doubtful. Special Mention credits are potentially weak, as the borrower has begun to exhibit deteriorating trends, which, if not corrected, may jeopardize repayment of the loan and result in a further downgrade. Classified credits are those that are internally risk graded as Substandard or Doubtful. Substandard credits have well-defined weaknesses, which, if not corrected, could jeopardize the full satisfaction of the debt. A credit classified as Doubtful has critical weaknesses that make full collection improbable on the basis of currently existing facts and conditions.

Loans within the Krungsri segment are categorized as Performing, Under-Performing or Non-Performing based on their delinquency status. Loans categorized as Under-Performing generally represent those that have significant increases in credit risk since origination, including, among other things, loans that are 30 days or more past due. Loans categorized as Non-Performing generally represent those that are 90 days or more past due.
For the Commercial, Residential and Card segments, credit quality indicators as of March 31, 2022 and September 30, 2022 are based on information as of March 31, 2022 and September 30, 2022 respectively. For the MUFG Americas Holdings, Krungsri and Other segments, credit quality indicators as of March 31, 2022 and September 30, 2022 are generally based on information as of December 31, 2021 and June 30, 2022, respectively.

Allowance for credit losses

Six months ended September 30, 2021:	Commercial	Residential	Card	MUFG Americas Holdings	Krungsri	Other	Total
	(in billions)
Allowance for credit losses:
Balance at beginning of period	¥734.6	¥82.9	¥44.2	¥131.8	¥293.4	¥61.5	¥1,348.4
Provision for (reversal of) credit losses	(36.4)	(6.9)	7.6	(38.6)	42.8	20.7	(10.8)
Charge-offs	36.1	1.4	8.7	9.4	46.4	30.0	132.0
Recoveries collected	6.4	0.0	0.7	3.3	11.7	5.6	27.7
Net charge-offs	29.7	1.4	8.0	6.1	34.7	24.4	104.3
Less: Loans in transferred business of MUFG Union Bank (1)	—	—	—	(72.1)	—	—	(72.1)
Other(2)	0.0	—	—	7.8	(0.1)	2.6	10.3
Balance at end of period	¥668.5	¥74.6	¥43.8	¥22.8	¥301.4	¥60.4	¥1,171.5

Six months ended September 30, 2022:	Commercial	Residential	Card	MUFG Americas Holdings	Krungsri	Other	Total
	(in billions)
Allowance for credit losses:
Balance at beginning of period	¥934.0	¥69.9	¥40.8	¥30.4	¥322.4	¥73.2	¥1,470.7
Provision for (reversal of) credit losses	(164.0)	(5.9)	10.3	4.7	39.4	17.7	(97.8)
Charge-offs	130.5	0.1	8.9	10.1	38.8	23.0	211.4
Recoveries collected	6.1	0.0	0.5	2.3	12.0	9.0	29.9
Net charge-offs	124.4	0.1	8.4	7.8	26.8	14.0	181.5
Other(2)	12.3	—	—	3.2	40.2	10.1	65.8
Balance at end of period	¥657.9	¥63.9	¥42.7	¥30.5	¥375.2	¥87.0	¥1,257.2

Notes:
(1) Represents allowance for credit losses relating to the loans in the transferred business of MUFG Union Bank, which are included in Other assets in the condensed consolidated balance sheet at September 30, 2021.

(2) Other is principally comprised of gains or losses from foreign exchange translation.
We recorded ¥97.8 billion of reversal of credit losses for the six months ended September 30, 2022, compared to ¥10.8 billion of reversal of credit losses for the same period of the previous fiscal year. Our total allowance for credit losses as of September 30, 2022 was ¥1,257.2 billion, a decrease of ¥213.5 from ¥1,470.7 billion as of March 31, 2022. The total allowance for credit losses represented 1.02% of the total loan balance as of September 30, 2022, compared to 1.30% as of March 31, 2022.

Between March 31, 2022 and September 30, 2022, the total balance of allowance for credit losses decreased mainly due to reversal of credit losses and charge-offs in the Commercial segment. Significant trends in our portfolio segments are discussed below.

Commercial segment—We recorded ¥164.0 billion of reversal of credit losses for the six months ended September 30, 2022, compared to ¥36.4 billion of reversal of credit losses for the same period of the previous fiscal year. The reversal of credit losses for the current six-month period was mainly due to reversal of allowance related to a large domestic borrower. The charge-offs for the current sixth month period related to a large borrower in the domestic automobile industry. On the other hand, a qualitative reserve of ¥97.7 billion was recorded in light of the current outlook on the Russia-Ukraine situation. The ratio of loans classified as Close Watch to total loans in this segment decreased to 2.30% as of September 30, 2022 from 2.65% as of March 31, 2022. The ratio of loans classified as Likely to become Bankrupt or Legally/Virtually Bankrupt to total loans in the segment decreased to 0.56% as of

September 30, 2022 from 0.72% as of March 31, 2022. The ratio of allowance for credit losses to the total loan balance in this segment decreased to 0.68% as of September 30, or from 1.05% as of March 31, 2022.

MUFG Americas Holdings segment—We recorded ¥4.7 billion of provision for credit losses for the six months ended September 30, 2022, compared to ¥38.6 billion of reversal of credit losses for the same period of the previous fiscal year. The reversal of credit losses for the six months ended September 30, 2021 primarily reflected the improved economic environment in the first half of the last fiscal year, whereas there were no significant changes affecting the credit quality of the loan portfolio during the current six-month period. The ratio of loans classified as Special Mention and Classified to total loans in the segment decreased to 3.20% as of September 30, 2022 from 3.89% as of March 31, 2022. The ratio of allowance for credit losses to the total loan balance in this segment decreased to 1.02% as of September 30, 2022 from 1.11% as of March 31, 2022. These ratios reflect the reclassification of the loans of MUFG Union Bank discussed above.

Krungsri segment—We recorded ¥39.4 billion of provision for credit losses for the six months ended September 30, 2022, compared to ¥42.8 billion of provision for credit losses for the same period of the previous fiscal year. The provision recorded for the current six-month period reflected overall growth of Krungsri's loan portfolio with newly originated loans. The ratio of loans classified as Under-Performing or below to total loans in the segment increased to 10.69% as of September 30, 2022 from 9.90% as of March 31, 2022. The ratio of allowance for credit losses to the total loan balance in this segment decreased to 4.71% as of September 30, 2022 from 4.73% as of March 31, 2022.

When there is an improvement in asset quality, reversal of credit losses is recorded in our consolidated statements of operations to maintain the allowance for credit losses at a level management deems appropriate. Although we reversed allowance for credit losses for certain loan portfolio segments in recent periods, we have historically provided for credit losses, and in future periods we may need to recognize a provision for credit losses. See “Item 3.D. Key Information—Risk Factors—Credit Risk—We may suffer additional credit-related losses in the future if our borrowers are unable to repay their loans as expected or if the measures we take in reaction to, or in anticipation of, our borrowers’ deteriorating repayment abilities prove inappropriate or insufficient." in our annual report on Form 20-F for the fiscal year ended March 31, 2022.
Allowance policy

We apply the current expected credit loss model that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information under Accounting Standards Codification 326 Financial Instruments - Credit Losses, to estimate credit losses. For more information on this guidance, see Note 1 to our audited consolidated financial statements included in our annual report on Form 20-F for the fiscal year ended March 31, 2022.

We maintain an allowance for credit losses to absorb expected losses on the loan portfolio. We have divided our allowance for credit losses into six portfolio segments—Commercial, Residential, Card, MUFG Americas Holdings, Krungsri and Other. Our allowance policy for the major portfolio segments—Commercial, Residential, Card, MUFG Americas Holdings and Krungsri—is summarized below.

For all portfolio segments, key elements relating to the policies and discipline used in determining the allowance for credit losses are our credit classification and related borrower categorization process, which are closely linked to the risk grading standards set by the Japanese regulatory authorities for asset evaluation and assessment, and are used as a basis for establishing the allowance for credit losses and charge-offs. The categorization is based on conditions that may affect the ability of borrowers to service their debt, such as current financial condition and results of operations, historical payment experience, credit documentation, other public information and current trends.

    　For more information on our credit and borrower ratings, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Credit Risk Management” in our annual report on Form 20-F for the fiscal year ended March 31, 202２.
For the Commercial, MUFG Americas Holdings and Krungsri segments, our allowance for credit losses represents an estimate of the credit losses that are expected over the life of the financial instrument or exposure and is recognized by incorporating relevant available information relating to past events, current conditions, and reasonable and supportable forecasts. The allowance for credit losses primarily consists of (1) an allowance for loans measured on a collective basis, when similar risk characteristics exist, and (2) an allowance for loans measured on an individual basis, for loans that do not share similar risk characteristics. Expected losses are calculated using quantitative models that incorporate historical loss information and economic forecast scenarios and qualitative adjustments are also implemented to account for the risks that are not adequately captured in the quantitative model or economic forecasting assumptions. For the Residential and Card segments, the loans are smaller-balance homogeneous loans that are pooled by the risk ratings based on the number of delinquencies.

For more information on our methodologies used to estimate the allowance for each portfolio segment, see “Item 5.E. Operating and Financial Review and Prospects—Critical Accounting Estimates” and “Summary of Significant Accounting Policies” in Note 1 to our consolidated financial statements included in our annual report on Form 20-F for the fiscal year ended March 31, 2022.
We maintain an allowance for credit losses on off-balance sheet credit instruments, including commitments to extend credit, guarantees, standby letters of credit and other financial instruments. The allowance is included in other liabilities. We have adopted for such instruments the same methodology as that which is used in determining the allowance for credit losses on loans.
Nonaccrual loans
We consider a loan to be a nonaccrual loan when substantial doubt exists as to the full and timely payment of interest on, or repayment of, the principal of the loan, which is a borrower condition that generally corresponds to borrowers in categories 13 and below in our internal rating system (which corresponds to “Likely to become Bankrupt,” “Virtually Bankrupt” and “Bankrupt or de facto Bankrupt” status under Japanese banking regulations). Loans are also placed in nonaccrual status when principal or interest is contractually past due one month or more with respect to loans within the Commercial segment, three months or more with respect to loans within the Card, MUFG Americas Holdings, Krungsri and Other segments, and six months or more with respect to loans within the Residential segment.

For more information on our credit and borrower ratings, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Credit Risk Management” in our annual report on Form 20-F for the fiscal year ended March 31, 2022.

	March 31, 2022	September 30, 2022	% Change
	(in billions, except percentages)
Commercial	¥858.3	¥637.1	(25.8)%
Domestic	633.7	343.5	(45.8)
Foreign	224.6	293.6	30.7
Residential	56.2	51.4	(8.6)
Card	62.6	64.5	3.1
MUFG Americas Holdings	15.3	12.7	(17.0)
Krungsri	165.8	182.7	10.2
Other	26.6	32.7	23.1
Total(1)	¥1,184.8	¥981.1	(17.2)%

Note:.
(1)The above table does not include loans held for sale of ¥7.9 billion and ¥45.2 billion as of March 31, 2022 and September 30, 2022, respectively.

Total nonaccrual loans decreased ¥203.7 billion between March 31, 2022 and September 30, 2022, due to a decrease in the balance of nonaccrual loans in the domestic Commercial segment. This decrease mainly related to the loans to a large borrower in the domestic automobile industry. On the other hand, the increase in nonaccrual loans in the foreign Commercial segment primarily related to the loans to a few borrowers affected by their specific circumstances caused by the Russia-Ukraine situation. The increase in nonaccrual loans in the Krungsri segment was mainly attributable to the deterioration in the financial condition of small and medium-sized enterprise borrowers after the government’s COVID-19 financial assistance program was discontinued.
Troubled debt restructurings

Troubled debt restructurings, or TDRs, in the Krugsri segment for the current six-month period were ¥48.9 billion compared to ¥8.1 billion for the same period of the previous fiscal year. The TDRs in this segment for the current six-month period mainly related to loans to small and medium-sized enterprise borrowers whose financial condition deteriorated after the government’s COVID-19 financial assistance program was discontinued. In addition, TDRs in the foreign Commercial segment for the current six-month period were ¥17.1 billion compared to ¥0.5 billion for the same period of the previous fiscal year. The TDRs in this segment for the current six-month period mainly related to loans to a few borrowers affected by their specific circumstances caused by the Russia-Ukraine situation. The TDR amounts in this paragraph are on a post-modification outstanding recorded investment basis. See Note 4 to our unaudited condensed consolidated financial statements.

Investment Portfolio

Our investment securities primarily consist of Japanese government bonds and marketable equity securities. Japanese government bonds are mostly classified as available-for-sale debt securities. Our investment in Japanese government bonds is a part of our asset and liability management policy with respect to investing the amount of Japanese yen-denominated funds exceeding our net loans. The percentage of our holding of available-for-sale Japanese government bonds to the total investment securities was 51.5% as of September 30, 2022, compared to 61.5% as of March 31, 2022. The balance of such bonds decreased because the amount of such bonds sold and redeemed was larger than the purchased amount during the six-month period ended September 30, 2022. We also hold Japanese government bonds that are classified as held-to-maturity debt securities, which accounted for 11.9% of the total investment securities as of September 30, 2022. Our total investment securities as of September 30, 2022 were ¥62,059.3 billion, an increase of ¥6,243.6 billion as of March 31, 2022, primarily due to an increase in our holding of held-to-maturity debt securities. The balance of our investment securities as of March 31, 2022 and September 30, 2022 does not include the investment securities held for sale related to the transferred business of MUFG Union Bank, which are included in Other assets.
Historically, we have held equity securities of some of our customers primarily for strategic purposes, in particular to maintain long-term relationships with these customers. We continue to focus on reducing our investment in equity securities for such purposes in order to reduce the price fluctuation risk in our equity portfolio from a risk management perspective and to respond to applicable regulatory requirements as well as increasing market expectations for us to reduce our equity portfolio. As of March 31, 2022 and September 30, 2022, the aggregate book value of our marketable equity securities under Japanese GAAP satisfied the requirements of the legislation prohibiting banks from holding equity securities in excess of their Tier 1 capital. In May 2022, we announced that we increased our target to reduce the balance of equity securities held for strategic purposes valued on an acquisition cost basis under Japanese GAAP to ¥500.0 billion within the three years ending March 31, 2024. During the current six-month period, we sold down ¥57.0 billion of equity securities held in our strategic equity investment portfolio valued on such basis. From April 1, 2021 to September 30, 2022, we sold down ¥226.0 billion of such equity securities in cumulative total measured on the same basis. Various factors, including changes in market conditions, may affect the amount of equity securities we should sell and our ability to achieve the target as planned.

Debt Securities

	As of March 31, 2022			As of September 30, 2022			% Change
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in billions, except percentages)
Available-for-sale debt securities:
Japanese government and Japanese government agency bonds	¥34,383.1	¥34,327.8	¥(55.3)	¥32,116.3	¥31,982.8	¥(133.5)	(6.6)%	(6.8)%	(141.1)%
Japanese prefectural and municipal bonds	4,154.5	4,146.1	(8.4)	3,958.3	3,936.9	(21.4)	(4.7)	(5.0)	(157.6)
Foreign government and official institution bonds	2,671.8	2,631.3	(40.5)	3,192.1	3,029.3	(162.8)	19.5	15.1	(302.6)
Corporate bonds	1,081.6	1,090.1	8.5	1,048.1	1,054.0	5.9	(3.1)	(3.3)	(29.9)
Mortgage-backed securities	900.8	900.5	(0.3)	978.4	978.3	(0.1)	8.6	8.7	88.3
Asset-backed securities	1,547.1	1,588.4	41.3	1,773.9	1,896.8	122.9	14.7	19.4	197.3
Commercial paper	1,010.6	1,010.6	0.0	91.0	91.0	0.0	(91.0)	(91.0)	(96.7)
Other debt securities	104.9	103.6	(1.3)	277.6	272.3	(5.3)	164.7	162.9	(310.8)
Total available-for-sale debt securities	¥45,854.4	¥45,798.4	¥(56.0)	¥43,435.7	¥43,241.4	¥(194.3)	(5.3)%	(5.6)%	(247.3)%
Held-to-maturity debt securities(1)	¥4,595.1	¥4,606.3	¥11.2	¥13,847.1	¥13,630.3	¥(216.8)	201.3%	195.9%	N/M

Note:
(1)See Note 3 to our unaudited condensed consolidated financial statements for more details.

Net unrealized losses on available-for-sale debt securities increased primarily due to increases in net unrealized losses on foreign government and official institution bonds and Japanese government and Japanese government agency bonds as global interest rates rose at the end of September 2022 compared to the end of March 2022. These losses were partially offset by an increase in net unrealized gains on asset-backed securities which reflected the depreciation of the Japanese yen against other major currencies.
The total amortized cost of available-for-sale debt securities decreased 5.3% reflecting a decrease in our holding of Japanese government and Japanese government agency bonds. The amortized cost of Japanese government and Japanese government agency bonds decreased 6.6% mainly because of sales and redemption of such bonds held by our banking subsidiaries.

The increase in amortized cost of held-to-maturity debt securities was primarily due to purchases and pledges as collateral of Japanese government bonds as part of our investment portfolio management in the rising interest rate environment.

Equity Securities

	March 31, 2022	September 30, 2022	% Change
	(in billions, except percentages)
Equity securities:
Marketable equity securities	¥4,986.1	¥4,492.6	(9.9)%
Nonmarketable equity securities:
Unlisted preferred securities(1)	81.1	81.9	0.9
Other(2)	299.1	326.7	9.2
Investment securities held by investment companies and brokers and dealers(3)	55.9	69.6	24.6
Total	¥5,422.2	¥4,970.8	(8.3)%

Notes:
(1)These securities are mainly issued by public companies, including preferred stocks issued by Morgan Stanley, and other unlisted preferred securities issued by several public companies. Those securities are primarily carried at cost.
(2)These securities are equity securities issued by unlisted companies other than unlisted preferred securities. Those securities are primarily carried at cost.
(3)These investment securities are held by certain subsidiaries subject to specialized industry accounting principles for investment companies and brokers and dealers, and are measured at fair value.

Equity securities decreased 8.3% mainly because marketable equity securities decreased due to sales of equity securities by MUFG Bank and stock prices in Japan at the end of September, 2022 being lower compared to the end of March, 2022. Marketable equity securities largely consist of listed equity securities in Japan.
Cash and Due from Banks, and Interest-earning Deposits in Other Banks
Cash and due from banks increased ¥883.4 billion to ¥51,855.9 billion as of September 30, 2022 from ¥50,972.5 billion as of March 31, 2022. This increase was primarily because of an increase in deposits with the Bank of Japan.
Interest-earning deposits in other banks decreased ¥9,019.8 billion to ¥49,828.3 billion as of September 30, 2022 from ¥58,848.1 billion as of March 31, 2022. This decrease was mainly because of a decrease in deposits with the Bank of Japan.
Receivables under Resale Agreements

Receivables under resale agreements increased ¥880.6 billion to ¥13,384.0 billion as of September 30, 2022 from ¥12,503.4 billion as of March 31, 2022. This increase was mainly because of an increase in short-term funding transactions as part of our asset and liability management.

Trading Account Assets

Trading account assets increased ¥5,266.3 billion to ¥47,934.6 billion as of September 30, 2022 from ¥42,668.3 billion as of March 31, 2022. Trading account assets consist of trading account securities and trading derivative assets. Trading account securities decreased ¥736.5 billion to ¥31,410.4 billion as of September 30, 2022 from ¥32,146.9 billion as of March 31, 2022 mainly due to a decrease in our trading securities portfolio denominated in foreign currencies primarily reflecting the foreign exchange translation impact of the depreciation of the Japanese yen against other major currencies. Trading derivative assets increased ¥6,002.8 billion to ¥16,524.2 billion as of September 30, 2022 from ¥10,521.4 billion as of March 31, 2022 mainly due to long-term interest rate fluctuations in Japan.
Total Liabilities

As of September 30, 2022, total liabilities were ¥369,603.4 billion, an increase of ¥18,249.9 billion from ¥351,353.5 billion as of March 31, 2022. This was primarily due to an increase of ¥7,947.9 billion in call money, funds purchased, and payables under repurchase agreements, an increase of ¥6,784.6 billion in trading account liabilities and an increase of ¥6,606.4 billion in deposits. These increases were partially offset by a decrease of ¥10,060.3 billion in due to trust account and other short-term borrowings. The liabilities related to the transferred business of MUFG Union Bank were reclassified as liabilities held for sale and included in Other liabilities on our unaudited condensed consolidated balance sheet as of September 30, 2022. Such liabilities were ¥13,750.6 billion consisting of ¥12,158.7 billion of deposits and ¥1,591.8 billion of other liabilities.
Deposits
Deposits are our primary source of funds. The balance of deposits increased ¥6,606.4 billion to ¥231,196.3 billion as of September 30, 2022 from ¥224,589.9 billion as of March 31, 2022. The increase was mainly attributable to an increase in deposits in overseas offices, principally interest-bearing deposits, primarily reflecting the foreign exchange translation impact of the depreciation of the Japanese yen against other major currencies.
The total average balance of interest-bearing deposits increased ¥6,838.0 billion to ¥199,361.2 billion for the six months ended September 30, 2022 from ¥192,523.2 billion for the same period of the previous fiscal year mainly due to an increase in domestic deposits.
Payables under Repurchase Agreements
Payables under repurchase agreements increased ¥6,912.2 billion to ¥34,637.8 billion as of September 30, 2022 from ¥27,725.6 billion as of March 31, 2022. This increase was mainly because of an increase in our short-term funding needs.
Other Short-Term Borrowings
Other short-term borrowings decreased ¥8,080.6 billion to ¥8,462.5 billion as of September 30, 2022 from ¥16,543.1 billion as of March 31, 2022. This decrease was mainly due to repayment of borrowings from the Bank of Japan by MUFG Bank.

Trading Account Liabilities
Trading account liabilities increased ¥6,784.6 billion to ¥17,803.6 billion as of September 30, 2022 from ¥11,019.0 billion as of March 31, 2022. This increase was mainly due to an increase in foreign exchange derivatives primarily reflecting the foreign exchange translation impact of the depreciation of the Japanese yen against other major currencies.
Long-term Debt
Long-term debt increased ¥2,707.4 billion to ¥37,404.0 billion as of September 30, 2022 from ¥34,696.6 billion as of March 31, 2022. This was primarily due to an increase of ¥2,727.8 billion in unsubordinated bonds. The average balance of long-term debt for the six months ended September 30, 2022 was ¥34,612.5 billion, a decrease of ¥247.4 billion from ¥34,859.9 billion for the same period of the previous fiscal year.
Sources of Funding and Liquidity
Our primary source of liquidity is from a large balance of deposits, mainly ordinary deposits, certificates of deposit and time deposits. Time deposits have historically shown a high rollover rate among our corporate customers and individual depositors. The average deposit balance, including those related to the transferred business of MUFG Union Bank, increased to ¥236,370.5 billion for the current six-month period from ¥231,239.5 billion for the same period of the prior fiscal year. These deposits provide us with a sizable source of stable and low-cost funds. Our average deposits, including those related to the transferred business of MUFG Union Bank, combined with our average total equity of ¥16,845.4 billion, funded 64.5% of our average total assets of ¥392,448.1 billion during the current six-month period. Our deposits exceeded our loans before allowance for credit losses by ¥108,267.5 billion as of September 30, 2022 compared to ¥111,440.5 billion as of March 31, 2022. As part of our asset and liability management policy, a significant portion of the amount of Japanese yen-denominated funds exceeding our loans has been deposited with the Bank of Japan or invested in Japanese government bonds in recent periods.
The remaining funding was primarily provided by short-term borrowings and long-term senior and subordinated debt. Short-term borrowings consist of call money, funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust account, and other short-term borrowings. From time to time, we have issued long-term instruments, including various fixed and floating interest rate senior and subordinated bonds with and without maturities. The average balance of short-term borrowings, including those related to the transferred business of MUFG Union Bank, for the current six-month period was ¥51,821.7 billion. The average balance of long-term debt, including those related to the transferred business of MUFG Union Bank, for the current six-month period was ¥34,612.5 billion. Liquidity may also be provided by the sale of financial assets, including available-for-sale debt securities, marketable equity securities, trading account securities and loans. Additional liquidity may be provided by the maturity of loans.
Any downgrade of the credit ratings assigned to us or our major subsidiaries could increase the cost, or decrease the availability, of our funding, particularly in U.S. dollars and other foreign currencies. See “Item 3.D. Key Information—Risk Factors—Funding Liquidity Risk—A downgrade of our credit ratings could adversely affect our ability to access and maintain liquidity” in our annual report on Form 20-F for the fiscal year ended March 31, 2022.
We manage our group-wide liquidity on a consolidated basis based on the tests and analyses conducted at the subsidiary level. Our major banking subsidiaries, MUFG Bank and Mitsubishi UFJ Trust and Banking, set liquidity and funding limits designed to maintain their respective requirements for funding from market sources below pre-determined levels for certain periods (e.g., one-day, two-week and one-month). They also monitor the balance of buffer assets they respectively hold, including Japanese government bonds and U.S. Treasury bonds, which can be used for cash funding even in periods of stress. In addition, they regularly perform liquidity stress testing designed to evaluate the impact of systemic market stress conditions and institution-specific stress events, including credit rating downgrades, on their liquidity positions.
We collect and evaluate the results of the stress tests individually performed by our major subsidiaries to ensure our ability to meet our liquidity requirements on a consolidated basis in stress scenarios.
We manage our funding sources by setting limits on, or targets for, our holdings of buffer assets, primarily Japanese government bonds. We also regard deposits with the Bank of Japan as buffer assets. In addition, our commercial banking subsidiaries manage their funding sources through liquidity-supplying products such as commitment lines and through a liquidity gap, or the excess of cash inflows over cash outflows.

For information on our commitments, guarantees and other off-balance sheet credit instruments, please see Note 13 to our unaudited condensed consolidated financial statements.
Liquidity Requirements for Banking Institutions in Japan
We are required to calculate and disclose our LCR calculated in accordance with the methodology prescribed in the FSA guidance that has been adopted to implement the relevant Basel III standard. Starting in calendar year 2019, we are required to maintain a minimum LCR of 100%. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Liquidity Coverage Ratio” in our annual report on Form 20-F for the fiscal year ended March 31, 2022 and "Capital Adequacy—Liquidity Coverage Ratios of MUFG and Major Banking Subsidiaries in Japan" below.
Stable Funding Requirements for Banking Institutions in Japan

We are required to calculate and disclose our NSFR calculated in accordance with the methodology prescribed in the FSA guidance that has been adopted to implement the relevant Basel III standard. Starting in September 2021, we are required to maintain a minimum NSFR of 100%. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Net Stable Funding Ratio” in our annual report on Form 20-F for the fiscal year ended March 31, 2022 and “Capital Adequacy—Net Stable Funding Ratios of MUFG and Major Banking Subsidiaries in Japan” below.

Total Equity
The following table presents a summary of our total equity as of March 31, 2022 and September 30, 2022:

	March 31, 2022	September 30, 2022	% Change
	(in billions, except percentages)
Capital stock	¥2,090.3	¥2,090.3	0.0%
Capital surplus	5,327.8	5,317.8	(0.2)
Retained earnings	8,412.2	7,215.1	(14.2)
Retained earnings appropriated for legal reserve	239.6	239.6	0.0
Unappropriated retained earnings	8,172.6	6,975.5	(14.6)
Accumulated other comprehensive income, net of taxes	227.0	1,425.2	N/M
Treasury stock, at cost	(452.2)	(689.1)	(52.4)
Total Mitsubishi UFJ Financial Group shareholders’ equity	¥15,605.1	¥15,359.3	(1.6)%
Noncontrolling interests	691.4	788.2	14.0
Total equity	¥16,296.5	¥16,147.5	(0.9)%
Ratio of total equity to total assets	4.43%	4.19%
Capital Adequacy
We are subject to various regulatory capital requirements promulgated by the regulatory authorities of the countries in which we operate. Failure to meet minimum capital requirements can result in mandatory actions being taken by regulators that could have a direct material effect on our consolidated financial statements.
Moreover, if our capital ratios are perceived to be low, our counterparties may avoid entering into transactions with us, which in turn could negatively affect our business and operations. For further information, see “Item 3.D. Key Information—Risk Factors—Risks Related to Our Ability to Meet Regulatory Capital Requirements—We may not be able to maintain our capital ratios and other regulatory ratios above minimum required levels, which could result in various regulatory actions, including the suspension of some or all of our operations.” in our annual report on Form 20-F for the fiscal year ended March 31, 2022.
We continually monitor our risk-adjusted capital ratios, leverage ratio and TLAC ratios closely, and manage our operations in consideration of the capital requirements. Factors that affect some or all of these ratios include fluctuations in the value of our assets, including our credit risk assets such as loans and equity securities, the risk weights of which depend on the borrowers’ or issuers’ internal ratings, and marketable securities, and fluctuations in the value of the Japanese yen against the U.S. dollar and other foreign currencies, as well as general price levels of Japanese equity securities.
Capital Requirements for Banking Institutions in Japan
Under Japanese regulatory capital requirements, our consolidated capital components, including Common Equity Tier 1, Tier 1, and Tier 2 capital and risk-weighted assets, are calculated based on our consolidated financial statements prepared under Japanese GAAP. Each of the consolidated and stand-alone capital components and risk-weighted assets of our banking subsidiaries in Japan is also calculated based on consolidated and non-consolidated financial statements prepared under Japanese GAAP.
As of September 30, 2022, we were required to maintain a capital conservation buffer of 2.5%, a G-SIB surcharge of 1.5% and a countercyclical buffer of 0.01% in addition to the 4.5% minimum Common Equity Tier 1 capital ratio. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Capital adequacy” in our annual report on Form 20-F for the fiscal year ended March 31, 2022.
We have been granted approval by the FSA to exclude the majority of our investment in Morgan Stanley from being subject to double gearing adjustments. The approval was granted for a 10-year period, but the approval amount will be phased out by 20% each year starting from March 31, 2019. As of September 30, 2022, a full application of double gearing adjustments with respect to our investment in Morgan Stanley would have reduced our Common Equity Tier 1 capital ratio by approximately 0.3 percentage points.

For a more detailed discussion of the applicable capital ratio requirements, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan” in our annual report on Form 20-F for the fiscal year ended March 31, 2022. For information on the issuances of Additional Tier 1 and Tier 2 securities, see also “Recent Developments—Issuances of Basel III-Compliant Domestic Subordinated Debt.”
Leverage Requirements for Banking Institutions in Japan
Our consolidated leverage ratio is calculated in accordance with the methodology prescribed in the FSA guidance that has been adopted to implement the relevant Basel III standard. The leverage ratio is designed for monitoring and preventing the build-up of excessive leverage in the banking sector and is expressed as the ratio of Tier 1 capital to total balance sheet assets adjusted in accordance with the FSA guidance. As of September 30, 2022, we were required to maintain a minimum leverage ratio of 3.00%. A G-SIB leverage ratio buffer equal to 50% of the applicable G-SIB capital surcharge is scheduled to be applied to us in 2023. The minimum leverage ratio of 3.00% is expected to be raised to 3.15% on a revised basis, which will continue to exclude deposits with the Bank of Japan from the calculation of leverage exposure, plus any applicable buffer, in 2024. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Leverage Ratio” in our annual report on Form 20-F for the fiscal year ended March 31, 2022.
TLAC Requirements for Banking Institutions in Japan
Our external TLAC ratios are calculated in accordance with the methodology prescribed in the FSA guidance that has been adopted to implement the TLAC Principle published by the FSB in November 2015. External TLAC ratios are expressed as the ratio of external TLAC amount to risk-weighted assets or leverage exposure in accordance with the FSA guidance. We are required to maintain external TLAC ratios of 18% on a risk-weighted assets basis and 6.75% on a leverage exposure basis. The minimum external TLAC ratio on a leverage exposure basis is expected to be raised to 7.10% on revised basis, which will continue to exclude deposits with the Bank of Japan from the calculation of leverage exposure, in 2024. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Total loss-absorbing capacity” in our annual report on Form 20-F for the fiscal year ended March 31, 2022. For information on the issuances of TLAC-qualified securities, see also “Recent Developments—Issuances of TLAC Eligible Senior Debt.”

Capital Ratios, Leverage Ratio and External TLAC Ratios of MUFG
The figures underlying the amounts and ratios in the table below are calculated in accordance with Japanese banking regulations based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP, as required by the FSA. The amounts and ratios below are rounded down.

	As of March 31, 2022	Minimum ratios required(1)	As of September 30, 2022	Minimum ratios required(1)
	(in billions, except percentages)
Capital components:
Common Equity Tier 1	¥13,823.9		¥12,984.2
Additional Tier 1	1,652.3		1,759.1
Tier 1 capital	15,476.2		14,743.4
Tier 2 capital	2,382.3		2,490.7
Total capital	¥17,858.6		¥17,234.2
Risk-weighted assets	¥124,914.2		¥132,159.3
Capital ratios:
Common Equity Tier 1 capital	11.06%	8.51%	9.82%	8.51%
Tier 1 capital	12.38	10.01	11.15	10.01
Total capital	14.29	12.01	13.04	12.01
Leverage ratio(2)	5.14	3.00	4.49	3.00
External TLAC ratios
Risk-weighted assets basis(3)	18.23	18.00	18.63	18.00
Leverage exposure basis(2)	9.23	6.75	9.12	6.75

Notes:
(1)The minimum capital ratios required as of March 31, 2022 and September 30, 2022 include a capital conservation buffer of 2.5%, a G-SIB surcharge of 1.5% and a countercyclical buffer of 0.01%.
(2)Deposits with the Bank of Japan are excluded from the leverage exposure based on notification issued by the FSA.
(3)The TLAC ratio on a risk-weighted assets basis and the required minimum ratios as of March 31, 2022 and September 30, 2022 do not include the regulatory capital buffers consisting of a capital conservation buffer of 2.5%, a G-SIB surcharge of 1.5% and a countercyclical buffer of 0.01%.
Management believes that, as of September 30, 2022, we were in compliance with all capital adequacy requirements to which we were subject.
Our Common Equity Tier 1 capital ratio as of September 30, 2022 was lower compared to the ratio as of March 31, 2022 due to a decrease in Common Equity Tier 1 capital and an increase in risk-weighted assets. The decrease in Common Equity Tier 1 capital was mainly due to an increase in double gearing adjustments. The increase in risk-weighted assets mainly reflected the depreciation of the Japanese yen against other major currencies.

Capital Ratios and Leverage Ratios of Major Banking Subsidiaries in Japan
The figures underlying the rations in the table below are calculated in accordance with Japanese banking regulations based on information derived from each bank’s consolidated and non-consolidated financial statements prepared in accordance with Japanese GAAP, as required by the FSA. The ratios below are rounded down.

	As of March 31, 2022	As of September 30, 2022	Minimum ratios required
Consolidated:
MUFG Bank
Common Equity Tier 1 capital ratio	9.86%	8.49%	4.50%
Tier 1 capital ratio	11.11	9.67	6.00
Total capital ratio	12.94	11.27	8.00
Leverage ratio(1)	4.96	4.40	3.00
Mitsubishi UFJ Trust and Banking
Common Equity Tier 1 capital ratio	17.31	15.14	4.50
Tier 1 capital ratio	19.03	16.86	6.00
Total capital ratio	20.78	19.37	8.00
Leverage ratio(1)	6.77	6.23	3.00
Stand-alone:
MUFG Bank
Common Equity Tier 1 capital ratio	8.81	7.27	4.50
Tier 1 capital ratio	10.20	8.59	6.00
Total capital ratio	11.91	10.03	8.00
Leverage ratio(1)	4.59	3.93	3.00
Mitsubishi UFJ Trust and Banking
Common Equity Tier 1 capital ratio	16.89	14.65	4.50
Tier 1 capital ratio	18.42	16.19	6.00
Total capital ratio	19.97	18.44	8.00
Leverage ratio(1)	7.81	7.10	3.00

Note:
(1)Deposits with the Bank of Japan are excluded from the leverage exposure based on notification issued by the FSA.
Management believes that, as of September 30, 2022, our banking subsidiaries were in compliance with all capital adequacy requirements to which they were subject.

Liquidity Coverage Ratios of MUFG and Major Banking Subsidiaries in Japan
The LCRs in the table below are calculated in accordance with Basel III as adopted by the FSA for the periods indicated. The figures underlying the ratios are calculated in accordance with Japanese banking regulations. The percentages below are rounded down.

	Three months ended
	March 31, 2022(1)(4)	June 30, 2022(2)(4)	September 30, 2022(3)(4)
MUFG (consolidated)	169.4%	163.4%	158.6%
MUFG Bank (consolidated)	185.0%	177.0%	169.5%
MUFG Bank (stand-alone)	198.1%	191.0%	182.0%
Mitsubishi UFJ Trust and Banking (consolidated)	112.9%	110.6%	114.0%
Mitsubishi UFJ Trust and Banking (stand-alone)	132.9%	128.1%	134.6%

Notes:
(1)Each of the ratios is calculated as the average balance of High-Quality Liquid Assets on the business days between January 4, 2022 and March 31 2022 divided by the average amount of net cash outflows for the same fifty-nine business days.
(2)Each of the ratios is calculated as the average balance of High-Quality Liquid Assets on the business days between April 1, 2022 and June 30, 2022 divided by the average amount of net cash outflows for the same sixty-one business days.
(3)Each of the ratios is calculated as the average balance of High-Quality Liquid Assets on the business days between July 1, 2022 and September 30, 2022 divided by the average amount of net cash outflows for the same sixty-two business days.
(4)The LCR is to be calculated as an average based on daily values in accordance with the Japanese banking regulations.
See “Sources of Funding and Liquidity.”
Net Stable Funding Ratios of MUFG and Major Banking Subsidiaries in Japan

The NSFRs in the table below are calculated in accordance with Basel III as adopted by the FSA as of the date indicated. The figures underlying the ratios are calculated in accordance with Japanese banking regulations. The percentages below are rounded down.

	As of March 31, 2022	As of June 30, 2022	As of September 30, 2022
MUFG (consolidated)	132.4%	127.3%	120.5%
MUFG Bank (consolidated)	146.0%	140.7%	132.7%
MUFG Bank (stand-alone)	154.5%	147.9%	138.8%
Mitsubishi UFJ Trust and Banking (consolidated)	114.3%	110.2%	119.4%
Mitsubishi UFJ Trust and Banking (stand-alone)	111.4%	111.8%	120.9%
See "Sources of Funding and Liquidity."

Capital Requirements for Banking Institutions in the United States
In the United States, MUFG Americas Holdings and MUFG Union Bank are subject to various regulatory capital requirements administered by the U.S. Federal banking agencies. Failure to meet the applicable minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a material effect on MUFG Americas Holdings’ consolidated financial statements.
For a more detailed discussion of the applicable capital requirements, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—United States” in our annual report on Form 20-F for the fiscal year ended March 31, 2022. See also Note 21 to our audited consolidated financial statements included in our annual report on Form 20-F for the fiscal year ended March 31, 2022.
In addition, as foreign banking organizations that have U.S. branches and agencies and also as entities that are controlled by MUFG, MUFG Bank and Mitsubishi UFJ Trust and Banking are subject to the FRB’s requirements.

Capital Ratios of Banking Subsidiaries in the United States
The table below presents the risk-adjusted capital ratios of MUFG Americas Holdings and MUFG Union Bank, both subsidiaries of MUFG Bank, calculated in accordance with applicable U.S. banking regulations as of December 31, 2021 and June 30, 2022:

	As of December 31, 2021	Minimum capital ratios required as of December 31, 2021(1)	As of June 30, 2022	Minimum capital ratios required as of June 30, 2022(1)	Ratio OCC requires to be "well capitalized" as of June 2022
MUFG Americas Holdings:
Common Equity Tier 1 Capital (to risk-weighted assets)	16.01%	7.80%	13.16%	7.80%	—
Tier 1 capital (to risk-weighted assets)	16.01	9.30	14.40	9.30	—
Total capital (to risk-weighted assets)	16.32	11.30	14.71	11.30	—
Tier 1 capital (to quarterly average assets)(2)	10.44	4.00	9.05	4.00	—
MUFG Union Bank:
Common Equity Tier 1 Capital (to risk-weighted assets)	16.68%	7.00%	17.31%	7.00%	6.50%
Tier 1 capital (to risk-weighted assets)	16.68	8.50	17.31	8.50	8.00
Total capital (to risk-weighted assets)	17.36	10.50	18.03	10.50	10.00
Tier 1 capital (to quarterly average assets)(2)	12.14	4.00	12.67	4.00	5.00

Notes:
(1)As of December 31, 2021 and June 30, 2022, the minimum capital requirement for MUFG Americas Holdings includes its standardized capital conservation buffer of 3.30%, and the requirement for MUFG Union Bank includes a capital conservation buffer of 2.50%.
(2)　 Excludes certain deductions.
Management believes that, as of June 30, 2022, MUFG Americas Holdings and MUFG Union Bank were in compliance with all capital adequacy requirements to which they were subject.
As of December 31, 2021 and June 30, 2022, the OCC categorized MUFG Union Bank as “well-capitalized.” To be categorized as “well-capitalized,” MUFG Union Bank must maintain minimum ratios of Common Equity Tier I capital to risk-weighted assets, Tier 1 capital to risk-weighted assets, Total capital to risk-weighted assets and Tier I capital to quarterly average assets as set forth in the table.
For further information, see Note 21 to our audited consolidated financial statements included in our annual report on Form 20-F for the fiscal year ended March 31, 2022.
Capital Requirements for Securities Firms in Japan and Overseas
We have securities subsidiaries in Japan and overseas, which are also subject to regulatory capital requirements. In Japan, the Financial Instruments and Exchange Act of Japan and related ordinances require financial instruments firms to maintain a minimum capital ratio of 120% calculated as a percentage of capital accounts less certain fixed assets, as determined in accordance with Japanese GAAP, against amounts equivalent to market, counterparty credit and operational risks. Specific guidelines are issued as a ministerial ordinance which details the definitions of essential components of the capital ratios, including capital, deductible fixed asset items and risks, and related measures. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. A capital ratio of less than 140% will call for additional regulatory reporting, a capital ratio of less than 120% may result in an order to change the method of business, and a capital ratio of less than 100% may lead to a suspension of all or part of the business for a period of time and cancellation of a registration. Overseas securities subsidiaries are subject to the relevant regulatory capital requirements of the countries or jurisdictions in which they operate.
Capital Ratio of Mitsubishi UFJ Morgan Stanley Securities
As of September 30, 2022, Mitsubishi UFJ Morgan Stanley Securities’ capital accounts less certain fixed assets of ¥491.2 billion represented 241.8% of the total amounts equivalent to market, counterparty credit and operational risks. As of March 31, 2022, Mitsubishi UFJ Morgan Stanley Securities’ capital accounts less certain fixed assets of ¥ 486.8 billion represented 317.1% of the total amounts equivalent to market, counterparty credit and operational risks. These figures are calculated in accordance with Japanese GAAP, pursuant to the Financial Instruments and Exchange Act of Japan.
For further information, see Note 21 to our audited consolidated financial statements included in our annual report on Form 20-F for the fiscal year ended March 31, 2022.
Critical Accounting Estimates
Our unaudited condensed consolidated financial statements are prepared in accordance with U.S. GAAP. Certain accounting policies require management to make difficult, complex or subjective judgments regarding the valuation of assets and liabilities. The accounting policies are fundamental to understanding our operating and financial review and prospects. Critical accounting estimates include our allowance for credit losses, allowance for repayment of excess interest, goodwill, and valuation of financial instruments. For a further discussion of our critical accounting estimates, see our annual report on Form 20-F for the fiscal year ended March 31, 2022.

Market Risk
To measure market risks for trading and non-trading activities, we use the VaR method which estimates changes in the market value of portfolios within a certain period by statistically analyzing past market data. The principal model used for these activities is a historical simulation, or HS, model. The HS model calculates VaR amounts by estimating the profit and loss on the current portfolio by applying actual fluctuations in market rates and prices over a fixed period in the past.
VaR for Trading Activities. The VaR for our total trading activities in the six months ended September 30, 2022 measured using an HS-VaR model (holding period, one business day; confidence interval, 95%; and observation period, 250 business days) is presented in the table below. Expressed in terms of VaR, our market risk exposure as of September 30, 2022 was ¥2.59 billion, a ¥1.45 billion increase compared to March 31, 2022 primarily due to an increase in interest rate risk. Our average daily VaR for the six months ended September 30, 2022 was ¥1.78 billion.

	VaR for Trading Activities (April 1, 2022—September 30, 2022)
Risk category	Average	Maximum(1)	Minimum(1)	September 30, 2022	March 31, 2022
	(in billions)
MUFG	¥1.78	¥2.59	¥1.25	¥2.59	¥1.14
Interest rate	1.89	2.39	1.36	2.39	1.35
Yen	1.04	1.73	0.76	1.32	0.82
U.S. Dollars	1.35	1.80	0.89	1.53	1.01
Foreign exchange	0.36	0.60	0.21	0.54	0.24
Equities	0.21	0.38	0.09	0.37	0.16
Commodities	—	—	—	—	—
Less diversification effect	(0.68)	—	—	(0.71)	(0.61)

Note:
(1)The maximum and minimum VaR overall and for various risk categories were taken from different days. A simple summation of VaR by risk category is not equal to total VaR due to the effect of diversification.

The average daily VaR by quarter in the six months ended September 30, 2022 was as follows:

Quarter	Average daily VaR
(in billions)
April–June 2022	¥1.58
July–September 2022	1.97
Quantitative market risks fluctuated throughout the six months period, reflecting the reaction of trading activities to market volatility. Market conditions were often volatile during the current six-month period, with positive trading-related revenue recorded for 113 of 131 trading days during the period. The amount of trading-related revenue per day was kept within a stable range, with 74 days of positive revenue and 5 days of negative revenue exceeding ¥1 billion.
VaR for Non-Trading Activities. The VaR for our total non-trading activities as of September 30, 2022, excluding market risks related to our strategic equity portfolio and measured using an HS-VaR model (holding period, 10 business days; confidence interval, 99%; and observation period, 701 business days), is presented in the table below. The aggregate VaR as of September 30, 2022 was ¥792.9 billion, a ¥210.0 billion increase from March 31, 2022 primarily due to an increase in interest rate risk.
For information on our strategic equity portfolio risk management, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Risk Management of Strategic Equity Portfolio” in our annual report on Form 20-F for the fiscal year ended March 31, 2022.

Based on a simple sum of figures across market risk categories, interest rate risk accounted for approximately 84% of our total non-trading activity market risks as of September 30, 2022. In the six months ended September 30, 2022, the average daily interest rate VaR totaled ¥533.8 billion, with the highest recorded VaR being ¥731.7 billion and the lowest being ¥463.1 billion.

	VaR for Non-Trading Activities (April 1, 2022—September 30, 2022)
Risk category	Average	Maximum(1)	Minimum(1)	September 30, 2022	March 31, 2022
	(in billions)
MUFG	¥631.0	¥835.0	¥551.8	¥792.9	¥582.9
Interest rate	533.8	731.7	463.1	705.8	506.9
Yen	251.3	331.4	207.1	330.4	252.7
U.S. Dollars	365.2	480.3	322.9	471.3	336.0
Foreign exchange	3.7	5.2	1.6	4.3	2.1
Equities(2)	181.7	204.9	126.2	126.2	197.6
Commodities	0.2	1.2	—	0.1	—
Less diversification effect	(88.4)	—	—	(43.5)	(123.7)

Notes:
(1)The maximum and minimum VaR overall and for various risk categories were taken from different days. A simple summation of VaR by risk category is not equal to total VaR due to the effect of diversification.
(2)The equities-related risk figures do not include market risk exposure from our strategic equity portfolio.

The average daily interest rate VaR by quarter in the six months ended September 30, 2022 was as follows:

Quarter	Average daily VaR
(in billions)
April–June 2022	¥490.32
July–September 2022	576.70
Comparing the proportion of each currency’s interest rate VaR to the total interest rate VaR as of September 30, 2022 against that as of March 31, 2022, there was a one percentage point decrease in the Japanese yen from 41% to 40%, and a one percentage point increase in the U.S. dollar from 55% to 56%. The Euro remained unchanged at 4%.
Backtesting. We conduct backtesting in which VaR is compared with hypothetical profits and losses on a daily basis to verify the accuracy of our VaR measurement model. In the 250 trading days ended September 30, 2022, there were no exceptions in which the measured hypothetical losses exceeded VaR. We also conduct additional backtesting using other methods, including testing VaR against actual realized and unrealized losses and testing VaR by various changing parameters such as confidence intervals and observation periods used in the model.
Stress Testing. Actual losses may exceed the value at risk obtained by the application of an HS-VaR model in the event, for example, that the market fluctuates to a degree not accounted for in the observation period, or that the correlations among various risk factors, including interest rates and foreign currency exchange rates, deviate from those assumed in the model. In order to complement these weaknesses of the HS-VaR model and measure potential losses that the model is not designed to capture, we conduct stress testing, as appropriate, on our HS-VaR model for our non-trading activities by applying various stress scenarios, including those which take into account estimates regarding future market volatility, in order to better identify risks and manage our portfolio in a more stable and appropriate manner. In addition, MUFG and its major subsidiaries measure stressed VaR for their trading activities and non-trading activities relating to foreign exchange and commodities on an aggregate basis based on a one-year observation period with the highest VaR at least in the immediately preceding ten years.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Condensed Consolidated Balance Sheets (Unaudited)

(in millions)	March 31, 2022	September 30, 2022
ASSETS
Cash and due from banks	¥50,972,491	¥51,855,923
Interest-earning deposits in other banks	58,848,056	49,828,271
Cash, due from banks and interest-earning deposits in other banks	109,820,547	101,684,194
Call loans, funds sold, and receivables under resale agreements	13,819,157	14,999,243
Receivables under securities borrowing transactions	4,496,376	4,487,405
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥8,857,073 and ¥8,809,236 at March 31, 2022 and September 30, 2022) (including ¥17,135,481 and ¥15,072,307 at March 31, 2022 and September 30, 2022 measured at fair value under fair value option)	42,668,336	47,934,649
Investment securities:
Available-for-sale debt securities (including assets pledged that secured parties are permitted to sell or repledge of ¥3,151,799 and ¥7,654,927 at March 31, 2022 and September 30, 2022)	45,798,442	43,241,446
Held-to-maturity debt securities (including assets pledged that secured parties are permitted to sell or repledge of ¥148,763 and ¥5,293,172 at March 31, 2022 and September 30, 2022) (fair value of ¥4,606,305 and ¥13,630,321 at March 31, 2022 and September 30, 2022)	4,595,109	13,847,100
Equity securities (including assets pledged that secured parties are permitted to sell or repledge of ¥741 and ¥726 at March 31, 2022 and September 30, 2022) (including ¥5,111,630 and ¥4,634,786 at March 31, 2022 and September 30, 2022 measured at fair value)	5,422,200	4,970,762
Total investment securities	55,815,751	62,059,308
Loans, net of unearned income, unamortized premiums and deferred loan fees (including assets pledged that secured parties are permitted to sell or repledge of ¥167,152 and ¥157,875 at March 31, 2022 and September 30, 2022)	113,149,393	122,928,821
Allowance for credit losses	(1,470,701)	(1,257,237)
Net loans	111,678,692	121,671,584
Premises and equipment—net	815,829	847,577
Customers’ acceptance liability	371,034	397,310
Intangible assets—net	1,148,601	1,202,365
Goodwill	303,611	341,022
Other assets (including assets held for sale relating to transferred business of MUFG Union Bank of ¥11,621,567 and ¥13,416,543 at March 31, 2022 and September 30, 2022 and net of allowance for credit losses of ¥13,998 and ¥14,499 at March 31, 2022 and September 30, 2022)	26,712,084	30,126,259
Total assets	¥367,650,018	¥385,750,916
Assets of consolidated VIEs included in total assets above that can be used only to settle obligations of consolidated VIEs
Cash and due from banks	¥6,728	¥16,730
Interest-earning deposits in other banks	27,382	27,836
Trading account assets	1,252,308	1,398,228
Investment securities	1,824,892	1,965,151
Loans	15,651,462	16,605,245
All other assets	195,795	296,129
Total assets of consolidated VIEs	¥18,958,567	¥20,309,319

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Condensed Consolidated Balance Sheets (Unaudited)—(Continued)

(in millions, except shares)	March 31, 2022	September 30, 2022
LIABILITIES AND EQUITY
Deposits:
Domestic offices:
Non-interest-bearing	¥33,584,539	¥33,346,784
Interest-bearing	144,412,415	143,328,889
Overseas offices, principally interest-bearing	46,592,989	54,520,625
Total deposits	224,589,943	231,196,298
Call money, funds purchased, and payables under repurchase agreements	30,141,925	38,089,821
Payables under securities lending transactions	1,021,887	901,612
Due to trust account and other short-term borrowings (including ¥123,028 and ¥14,812 at March 31, 2022 and September 30, 2022 measured at fair value under fair value option)	22,850,600	12,790,336
Trading account liabilities	11,019,046	17,803,624
Bank acceptances outstanding	371,034	397,310
Long-term debt (including ¥483,051 and ¥450,403 at March 31, 2022 and September 30, 2022 measured at fair value under fair value option)	34,696,599	37,403,952
Other liabilities (including liabilities held for sale relating to transferred business of MUFG Union Bank of ¥11,157,660 and ¥13,750,553 at March 31, 2022 and September 30, 2022)	26,662,462	31,020,455
Total liabilities	351,353,496	369,603,408
Commitments and contingent liabilities
Mitsubishi UFJ Financial Group shareholders’ equity:
Capital stock—common stock authorized, 33,000,000,000 shares; common stock issued,13,281,995,120 shares and 13,281,995,120 shares at March 31, 2022 and September 30, 2022, with no stated value	2,090,270	2,090,270
Capital surplus	5,327,772	5,317,824
Retained earnings:
Appropriated for legal reserve	239,571	239,571
Unappropriated retained earnings	8,172,646	6,975,596
Accumulated other comprehensive income, net of taxes	227,033	1,425,171
Treasury stock, at cost—668,286,238 common shares and 992,816,845 common shares at March 31, 2022 and September 30, 2022	(452,224)	(689,101)
Total Mitsubishi UFJ Financial Group shareholders’ equity	15,605,068	15,359,331
Noncontrolling interests	691,454	788,177
Total equity	16,296,522	16,147,508
Total liabilities and equity	¥367,650,018	¥385,750,916
Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of Mitsubishi UFJ Financial Group
Other short-term borrowings	¥39,582	¥39,671
Long-term debt	449,231	402,654
All other liabilities	95,219	73,509
Total liabilities of consolidated VIEs	¥584,032	¥515,834

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Condensed Consolidated Statements of Operations (Unaudited)

	Six months ended September 30,
(in millions)	2021	2022
Interest income:
Loans, including fees	¥851,515	¥1,201,227
Deposits in other banks	27,048	103,477
Investment securities	162,407	237,410
Trading account assets	194,044	250,571
Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	16,694	30,721
Total	1,251,708	1,823,406
Interest expense:
Deposits	111,927	334,538
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions	15,870	106,351
Due to trust account, other short-term borrowings and trading account liabilities	20,879	59,154
Long-term debt	123,580	156,629
Total	272,256	656,672
Net interest income	979,452	1,166,734
Reversal of credit losses	(10,838)	(97,785)
Net interest income after reversal of credit losses	990,290	1,264,519
Non-interest income:
Fees and commissions income	798,065	787,642
Foreign exchange gains (losses) —net	5,382	(126,755)
Trading account profits (losses) —net	59,171	(1,367,090)
Investment securities gains (losses) —net	335,333	(493,309)
Equity in earnings of equity method investees—net	216,085	186,906
Other non-interest income	93,305	38,856
Total	1,507,341	(973,750)
Non-interest expense:
Salaries and employee benefits	638,930	659,606
Occupancy expenses—net	84,227	78,602
Fees and commissions expenses	157,911	161,797
Outsourcing expenses, including data processing	152,125	178,132
Depreciation of premises and equipment	40,505	34,819
Amortization of intangible assets	129,528	133,124
Insurance premiums, including deposit insurance	47,416	36,745
Communications	28,819	29,273
Taxes and public charges	51,178	51,095
Reversal of off-balance sheet credit instruments	(6,381)	(12,112)
Reversal of impairment of assets held for sale	—	(134,141)
Loss on valuation adjustment for loans held for sale	—	209,107
Other non-interest expenses	122,844	156,407
Total	1,447,102	1,582,454
Income (loss) before income tax expense (benefit)	1,050,529	(1,291,685)
Income tax expense (benefit)	293,696	(340,290)
Net income (loss) before attribution of noncontrolling interests	756,833	(951,395)
Net income attributable to noncontrolling interests	19,222	62,734
Net income (loss) attributable to Mitsubishi UFJ Financial Group	¥737,611	¥(1,014,129)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Condensed Consolidated Statements of Operations (Unaudited)—(Continued)

	Six months ended September 30,
(in millions)	2021	2022
Income (loss) used for the computation of basic EPS and diluted EPS (Numerator):
Net income (loss) attributable to Mitsubishi UFJ Financial Group	¥737,611	¥(1,014,129)
Effect of dilutive instruments:
Restricted stock units and performance stock units(1)	(2,559)	(1,793)
Earnings (loss) applicable to common shareholders of Mitsubishi UFJ Financial Group and assumed conversions	¥735,052	¥(1,015,922)

	Six months ended September 30,
(in thousands)	2021	2022
Shares used for the computation of basic EPS and diluted EPS (Denominator):
Weighted average common shares outstanding	12,852,177	12,500,816
Effect of dilutive instruments:
Stock acquisition rights(1)	—	—
Weighted average common shares for diluted computation	12,852,177	12,500,816

	Six months ended September 30,
(in Yen)	2021	2022
Earnings (loss) per common share applicable to common shareholders of Mitsubishi UFJ Financial Group
Basic earnings (loss) per common share—Earnings (loss) applicable to common shareholders of Mitsubishi UFJ Financial Group	¥57.39	¥(81.13)
Diluted earnings (loss) per common share—Earnings (loss) applicable to common shareholders of Mitsubishi UFJ Financial Group(1)	57.19	(81.27)
Cash dividend per common share	12.50	14.50
——————————
Note:
(1)For the six months ended September 30, 2021 and 2022, the performance-based plan under the Board Incentive Plan could potentially dilute earnings per common share but were not included in the computation of diluted earnings per common share due to their antidilutive effects.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Condensed Consolidated Statements of Comprehensive Income (Unaudited)

	Six months ended September 30,
(in millions)	2021	2022
Net income (loss) before attribution of noncontrolling interests	¥756,833	¥(951,395)
Other comprehensive income (loss), net of tax:
Net unrealized losses on investment securities	(14,505)	(193,709)
Net debt valuation adjustments	5,965	45,485
Net unrealized losses on derivatives qualifying for cash flow hedges	(5,576)	(21,360)
Defined benefit plans	(9,293)	(16,865)
Foreign currency translation adjustments	250,603	1,449,622
Total	227,194	1,263,173
Comprehensive income	984,027	311,778
Net income attributable to noncontrolling interests	19,222	62,734
Other comprehensive income attributable to noncontrolling interests	19,204	65,035
Comprehensive income attributable to Mitsubishi UFJ Financial Group	¥945,601	¥184,009

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Condensed Consolidated Statements of Equity (Unaudited)

	Six months ended September 30,
(in millions, except per share amount)	2021	2022
Capital stock:
Balance at beginning of period	¥2,090,270	¥2,090,270
Balance at end of period	¥2,090,270	¥2,090,270
Capital surplus:
Balance at beginning of period	¥5,533,761	¥5,327,772
Stock-based compensation	(6,937)	(10,190)
Other—net	(2,511)	242
Balance at end of period	¥5,524,313	¥5,317,824
Retained earnings appropriated for legal reserve:
Balance at beginning of period	¥239,571	¥239,571
Balance at end of period	¥239,571	¥239,571
Unappropriated retained earnings:
Balance at beginning of period	¥8,589,900	¥8,172,646
Net income (loss) attributable to Mitsubishi UFJ Financial Group	737,611	(1,014,129)
Cash dividends:
Common stock—¥12.50 per share and ¥14.50 per share in 2021 and 2022	(160,579)	(182,921)
Balance at end of period	¥9,166,932	¥6,975,596
Accumulated other comprehensive income (loss), net of taxes:
Balance at beginning of period	¥(289,481)	¥227,033
Net change during the period	207,990	1,198,138
Balance at end of period	¥(81,491)	¥1,425,171

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Condensed Consolidated Statements of Equity (Unaudited)—(Continued)

	Six months ended September 30,
(in millions)	2021	2022
Treasury stock, at cost:
Balance at beginning of period	¥(503,072)	¥(452,224)
Purchases of shares of treasury stock	(8,507)	(238,784)
Sales of shares of treasury stock	5,577	1,918
Net increase resulting from changes in interests in consolidated subsidiaries, consolidated VIEs, and affiliated companies	(355)	(11)
Balance at end of period	¥(506,357)	¥(689,101)
Total Mitsubishi UFJ Financial Group shareholders’ equity	¥16,433,238	¥15,359,331
Noncontrolling interests:
Balance at beginning of period	¥583,605	¥691,454
Initial subscriptions of noncontrolling interests	1,627	16
Transactions between the consolidated subsidiaries and the related noncontrolling interest shareholders	71,318	(3,403)
Decrease in noncontrolling interests related to deconsolidation of subsidiaries	(9,919)	(12,556)
Net income attributable to noncontrolling interests	19,222	62,734
Dividends paid to noncontrolling interests	(17,458)	(15,158)
Other comprehensive income, net of taxes	19,204	65,035
Other—net	(18)	55
Balance at end of period	¥667,581	¥788,177
Total equity	¥17,100,819	¥16,147,508
See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows (Unaudited)

	Six months ended September 30,
(in millions)	2021	2022
Cash flows from operating activities:
Net income (loss) before attribution of noncontrolling interests	¥756,833	¥(951,395)
Adjustments to reconcile net income (loss) before attribution of noncontrolling interests to net cash provided by operating activities:
Depreciation and amortization	170,033	167,943
Reversal of credit losses	(10,838)	(97,785)
Reversal of impairment of assets held for sale	—	(134,141)
Loss on valuation adjustment for loans held for sale	—	209,107
Investment securities (gains) losses—net	(335,333)	493,309
Foreign exchange gains—net	(351,120)	(182,854)
Equity in earnings of equity method investees—net	(216,085)	(186,906)
Provision (benefit) for deferred income tax expense	140,264	(541,331)
Decrease (increase) in trading account assets, excluding foreign exchange contracts	1,354,468	(1,224,746)
Increase (decrease) in trading account liabilities, excluding foreign exchange contracts	(1,919,720)	2,548,147
Decrease (increase) in accrued interest receivable and other receivables	62,853	(68,686)
Net increase (decrease) in accrued income taxes and decrease (increase) in income tax receivables	52,145	(80,915)
Net decrease in collateral for derivative transactions	318,095	658,823
Decrease in cash collateral for the use of Bank of Japan’s settlement infrastructure	74,838	—
Other—net	385,916	(560,688)
Net cash provided by operating activities	482,349	47,882
Cash flows from investing activities:
Proceeds from sales of Available-for-sale debt securities (including proceeds from debt securities under the fair value option)	36,628,771	28,509,178
Proceeds from maturities of Available-for-sale debt securities (including proceeds from debt securities under the fair value option)	13,035,476	17,429,364
Purchases of Available-for-sale debt securities (including purchases of debt securities under the fair value option)	(53,270,580)	(39,576,717)
Proceeds from maturities of Held-to-maturity debt securities	323,592	44,469
Purchases of Held-to-maturity debt securities	(456,091)	(8,392,086)
Proceeds from sales and redemption of Equity securities (including proceeds from equity securities under the fair value option)	1,104,787	1,759,782
Purchases of Equity securities (including purchases of equity securities under the fair value option)	(690,250)	(1,036,709)
Net decrease (increase) in loans	3,565,029	(3,623,985)
Net decrease (increase) in call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	2,103,589	(33,161)
Capital expenditures for premises and equipment	(52,473)	(49,054)
Purchases of intangible assets	(132,040)	(134,595)
Proceeds from sales of consolidated VIEs and subsidiaries—net	8,497	(28,499)
Other—net	117,577	62,856
Net cash provided by (used in) investing activities	2,285,884	(5,069,157)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows (Unaudited)—(Continued)

	Six months ended September 30,
(in millions)	2021	2022
Cash flows from financing activities:
Net increase (decrease) in deposits	(240,823)	42,228
Net increase in call money, funds purchased, and payables under repurchase agreements and securities lending transactions	204,096	4,545,312
Net decrease in due to trust account and other short-term borrowings	(111,665)	(10,018,516)
Proceeds from issuance of long-term debt	2,308,084	2,996,406
Repayments of long-term debt	(3,392,919)	(2,049,260)
Proceeds from sales of treasury stock	2,686	1,111
Dividends paid	(160,479)	(182,860)
Payments for acquisition of treasury stock	(8,507)	(238,784)
Other—net	174,193	(16,092)
Net cash used in financing activities	(1,225,334)	(4,920,455)
Effect of exchange rate changes on cash and cash equivalents	255,995	1,968,560
Net increase (decrease) in cash and cash equivalents	1,798,894	(7,973,170)
Cash and cash equivalents at beginning of period	103,328,790	111,111,544
Cash and cash equivalents:
Cash, due from banks and interest-earning deposits in other banks	103,610,992	101,684,194
Restricted cash included in other assets	1,316	12,622
Cash and cash equivalents reclassified as assets held for sale and included in other assets (Note 2)	1,515,376	1,441,558
Cash and cash equivalents at end of period	¥105,127,684	¥103,138,374
Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	¥298,794	¥552,301
Income taxes, net of refunds	94,460	273,730
Non-cash investing and financing activities:
Assets acquired under finance lease arrangements	1,231	7,308
Assets acquired under operating lease arrangements	35,475	13,582
Reclassification of assets and liabilities in transferred business of MUFG Union Bank to assets and liabilities held for sale (Note 2)：
Assets reclassified, excluding cash and cash equivalents	10,193,119	1,794,976
Liabilities reclassified	10,874,609	2,592,893
See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)

1. BASIS OF CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Description of Business
Mitsubishi UFJ Financial Group, Inc. (“MUFG”) is a holding company for MUFG Bank, Ltd. (“MUFG Bank” or “BK”), Mitsubishi UFJ Trust and Banking Corporation (“Mitsubishi UFJ Trust and Banking” or “TB”), Mitsubishi UFJ Securities Holdings Co., Ltd. (“Mitsubishi UFJ Securities Holdings”), Mitsubishi UFJ NICOS Co., Ltd. (“Mitsubishi UFJ NICOS”), and other subsidiaries. Mitsubishi UFJ Securities Holdings is an intermediate holding company for Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (“Mitsubishi UFJ Morgan Stanley Securities”). Through its subsidiaries and affiliated companies, MUFG engages in a broad range of financial operations, including commercial banking, investment banking, trust banking and asset management services, securities businesses, and credit card businesses, and it provides related services to individual and corporate customers. See Note 17 for more information by business segment.
Basis of Financial Statements
The accompanying condensed consolidated financial statements are presented in Japanese yen, the currency of the country in which MUFG is incorporated and principally operates. The accompanying condensed consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”). In certain respects, the accompanying condensed consolidated financial statements reflect adjustments which are not included in the consolidated financial statements issued by MUFG and certain of its subsidiaries in accordance with applicable statutory requirements and accounting practices in their respective countries of incorporation. The major adjustments include those relating to (1) investment securities, (2) derivative financial instruments, (3) allowance for credit losses, (4) income taxes, (5) consolidation, (6) premises and equipment, (7) transfer of financial assets, (8) accrued severance indemnities and pension liabilities, (9) goodwill and other intangible assets and (10) lease transactions. The accompanying condensed semiannual consolidated financial statements should be read in conjunction with the consolidated financial statements for the fiscal year ended March 31, 2022. Certain information that would be included in annual financial statements but is not required for reporting purposes under U.S. GAAP has been omitted or condensed.
Use of Estimates
The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Reclassifications
Certain reclassifications and format changes have been made to the unaudited condensed consolidated financial statements for the six months ended September 30, 2021 to conform to the presentation for the six months ended September 30, 2022.
These reclassifications and format changes include the presentation of “Proceeds from sales of Available-for-sale debt securities (including proceeds from debt securities under the fair value option)” and "Proceeds from maturities of Available-for-sale debt securities (including proceeds from debt securities under the fair value option)" as separate line items which had previously been presented as “Proceeds from sales and maturities of Available-for-sale debt securities (including proceeds from sales of debt securities under the fair value option)” in cash flows from investing activities in the condensed consolidated statements of cash flows for the six months ended September 30, 2021. These reclassifications and format changes did not result in a change to previously reported financial position and results of operations.

Accounting Changes
Accounting for Obligations to Safeguard Crypto-Assets an Entity Holds for Platform Users – In March 2022, the U.S. Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 121 which expresses the views of the SEC staff regarding the accounting for obligations to safeguard crypto-assets an entity holds for platform users. This guidance requires an entity that performs crypto asset custodial activities, whether directly or through an agent acting on its behalf, to record a liability with a corresponding asset. In addition, the guidance requires disclosure of the nature and amount of crypto assets the entity is responsible for safeguarding for its customers. This guidance is effective for interim and annual periods ending after June 15, 2022. The MUFG Group adopted this guidance on April 1, 2022, and there was no material impact on its financial position and results of operations.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Recently Issued Accounting Pronouncements
Troubled Debt Restructurings and Vintage Disclosures – In March 2022, the Financial Accounting Standards Board ("FASB") issued new guidance which eliminates the accounting and disclosure requirements for troubled debt restructurings ("TDRs") by creditors and introduces new required disclosures for loan modifications made to borrowers experiencing financial difficulty. The guidance also amends the requirement for vintage disclosures to disclose current period gross charge-offs by year of origination. This guidance is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The MUFG Group is currently evaluating what effect this guidance will have on its consolidated financial statements and related disclosures.

Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions – In June 2022, the FASB issued new guidance which clarifies the guidance when measuring the fair value of an equity security subject to contractual restrictions that prohibit the sale of an equity security. The guidance also introduces new disclosure requirements for equity securities subject to contractual sale restrictions that are measured at fair value. This guidance is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The MUFG Group is currently evaluating what effect this guidance will have on its consolidated financial statements and related disclosures.
2. BUSINESS DEVELOPMENTS
Sale of MUFG Union Bank and Investment in Shares of U.S. Bancorp
In September 2021, the MUFG Group agreed to the sale of all shares in MUFG Union Bank, N.A. ("MUFG Union Bank"), the wholly-owned primary operating subsidiary in the United States, to U.S. Bancorp ("USB") (hereinafter referred to as the “Share Transfer”). The businesses of MUFG Union Bank that the MUFG Group transferred to U.S. Bancorp exclude the Global Corporate & Investment Banking (GCIB) business (with certain exceptions as agreed to by the parties, including certain deposits of the GCIB business retained by MUFG Union Bank), the Global Markets business to the extent related to the GCIB business and certain assets and liabilities etc. that were part of shared middle and back office functions etc. Under a legal agreement, the assets and liabilities of these operations were transferred to other entities within MUFG prior to the Share Transfer. Through this transaction, the MUFG Group aims to maximize shareholder value by improving its capital efficiency.
The assets and liabilities of MUFG Union Bank, which were transferred to USB, were reclassified as held for sale, and included in Other assets and Other liabilities in the accompanying condensed consolidated balance sheets at September 30, 2022.

Assets and liabilities reclassified as held for sale at March 31, 2022 and September 30, 2022 are shown below:

	At March 31, 2022	At September 30, 2022
	(in millions)
Assets held for sale:
Interest-earning deposits in other banks	¥1,110,633	¥1,251,032
Investment securities	3,188,257	3,401,195
Loans, net of allowance for credit losses	6,561,316	7,690,437
Other	761,361	1,073,879
Total	¥11,621,567	¥13,416,543
Liabilities held for sale:
Deposits	¥10,448,481	¥12,158,738
Other	709,179	1,591,815
Total	¥11,157,660	¥13,750,553

The carrying amount of any assets that are not covered by the guidance on long-lived assets and included in the disposal group, is necessary to be adjusted in accordance with other applicable guidance before measuring the disposal group by lower of cost or market method. The loss amount, which was recognized through lower of cost or market method from the assets and liabilities held for

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
sale, was ¥134,141 million and recognized during the second half of the fiscal year ended March 31, 2022. However, the fair value less cost to sell exceeded the carrying value as of September 30, 2022, and the reversal of ¥134,141 million, which is included in Reversal of impairment of assets held for sale in the condensed consolidated statements of operations through the six months ended September 30, 2022, was recognized, and as a result, valuation allowance for assets held for sale which was included in Other of Assets held for sale in the table as of March 31, 2022 was fully reversed as of September 30, 2022.

The business of MUFG Union Bank that transferred to USB recorded pretax losses of ¥70,029 million and ¥346,781 million for the six months ended September 30, 2021 and 2022, respectively.

3. INVESTMENT SECURITIES
The following tables present the amortized cost, gross unrealized gains and losses, and fair value of Available-for-sale debt securities and Held-to-maturity debt securities at March 31, 2022 and September 30, 2022:

At March 31, 2022:	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(in millions)
Available-for-sale debt securities:
Japanese national government and Japanese government agency bonds	¥34,383,131	¥77,144	¥132,511	¥34,327,764
Japanese prefectural and municipal bonds	4,154,459	6,672	14,987	4,146,144
Foreign government and official institution bonds	2,671,797	8,586	49,040	2,631,343
Corporate bonds	1,081,620	9,601	1,073	1,090,148
Residential mortgage-backed securities	900,799	256	648	900,407
Asset-backed securities	1,547,098	41,544	222	1,588,420
Other debt securities	104,869	2,243	3,533	103,579
Commercial paper	1,010,607	49	19	1,010,637
Total	¥45,854,380	¥146,095	¥202,033	¥45,798,442
Held-to-maturity debt securities:
Japanese national government and Japanese government agency bonds	¥1,808,312	¥13,691	¥3,633	¥1,818,370
Japanese prefectural and municipal bonds	175,072	4	1,116	173,960
Residential mortgage-backed securities	234,652	49	8,778	225,923
Asset-backed securities	2,377,073	12,352	1,373	2,388,052
Total	¥4,595,109	¥26,096	¥14,900	¥4,606,305

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

At September 30, 2022:	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(in millions)
Available-for-sale debt securities:
Japanese national government and Japanese government agency bonds	¥32,116,268	¥30,516	¥164,016	¥31,982,768
Japanese prefectural and municipal bonds	3,958,306	3,316	24,732	3,936,890
Foreign government and official institution bonds	3,192,143	1,809	164,674	3,029,278
Corporate bonds	1,048,053	8,820	2,840	1,054,033
Residential mortgage-backed securities	978,426	466	512	978,380
Asset-backed securities	1,773,902	123,378	526	1,896,754
Other debt securities	277,638	2,464	7,763	272,339
Commercial paper	91,003	2	1	91,004
Total	¥43,435,739	¥170,771	¥365,064	¥43,241,446
Held-to-maturity debt securities:
Japanese national government and Japanese government agency bonds	¥7,362,800	¥12,002	¥18,138	¥7,356,664
Japanese prefectural and municipal bonds	569,921	—	3,227	566,694
Residential mortgage-backed securities	3,223,324	638	179,931	3,044,031
Asset-backed securities	2,691,055	749	28,872	2,662,932
Total	¥13,847,100	¥13,389	¥230,168	¥13,630,321

Contractual Maturities
The amortized cost and fair values of Held-to-maturity debt securities and the fair values of Available-for-sale debt securities at September 30, 2022 by contractual maturity are shown below. Expected maturities may be shorter than contractual maturities because issuers of debt securities may have the right to call or prepay obligations with or without penalties. Debt securities not due at a single maturity date and securities embedded with call or prepayment options, such as mortgage-backed securities, are included in the table below based on their contractual maturities.

	Held-to-maturity debt securities		Available-for-sale debt securities
	Amortized cost	Fair value	Fair value
	(in millions)
Due in one year or less	¥2,914	¥2,913	¥23,495,982
Due from one year to five years	4,301,835	4,309,074	11,570,005
Due from five years to ten years	5,305,014	5,274,804	4,409,181
Due after ten years	4,237,337	4,043,530	3,766,278
Total	¥13,847,100	¥13,630,321	¥43,241,446

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
Realized Gains and Losses
For the six months ended September 30, 2021 and 2022, gross realized gains on sales of Available-for-sale debt securities were ¥61,902 million and ¥82,340 million, respectively, and gross realized losses on sales of Available-for-sale debt securities were ¥18,169 million and ¥72,520 million, respectively.
Impairment Losses on Investment Securities
For the six months ended September 30, 2021, impairment losses on Available-for-sale debt securities, mainly comprised of corporate bonds, were included in Investment securities gains (losses)—net in the accompanying condensed consolidated statements of operations and were not material.
For the six months ended September 30, 2022, impairment losses on Available-for-sale debt securities of ¥299,478 million were included in Investment securities gains (losses)—net in the accompanying condensed consolidated statements of operations. These were mainly the impairment losses on the Available-for-sale debt securities held by MUFG Union Bank, which were reclassified as held for sale, and included in Other assets in the accompanying condensed consolidated balance sheets at September 30, 2022.

For the six months ended September 30, 2021 and 2022, the MUFG Group’s Held-to-maturity debt securities were explicitly or implicitly guaranteed by Japanese or U.S. government entities or agencies and had a long history of no credit losses or were rated investment grade. Therefore, no credit losses were expected on these securities.
Gross Unrealized Losses and Fair Value
The following tables show the gross unrealized losses and fair value of Available-for-sale debt securities at March 31, 2022 and September 30, 2022 by length of time that individual securities in each category have been in a continuous loss position:

	Less than 12 months		12 months or more		Total
At March 31, 2022:	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Number of securities
	(in millions, except number of securities)
Available-for-sale debt securities:
Japanese national government and Japanese government agency bonds	¥22,998,960	¥126,516	¥353,932	¥5,995	¥23,352,892	¥132,511	486
Japanese prefectural and municipal bonds	2,430,603	14,864	31,139	123	2,461,742	14,987	926
Foreign government and official institution bonds	1,376,267	31,470	167,446	17,570	1,543,713	49,040	87
Corporate bonds	427,739	925	94,364	148	522,103	1,073	173
Residential mortgage-backed securities	178,857	58	391,265	590	570,122	648	12
Asset-backed securities	115,695	222	—	—	115,695	222	12
Other debt securities	44,128	3,526	1,089	7	45,217	3,533	4
Commercial paper	367,043	19	—	—	367,043	19	30
Total	¥27,939,292	¥177,600	¥1,039,235	¥24,433	¥28,978,527	¥202,033	1,730

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Less than 12 months		12 months or more		Total
At September 30, 2022:	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Number of securities
	(in millions, except number of securities)
Available-for-sale debt securities:
Japanese national government and Japanese government agency bonds	¥12,347,744	¥91,378	¥1,024,602	¥72,638	¥13,372,346	¥164,016	481
Japanese prefectural and municipal bonds	2,812,129	23,102	81,348	1,630	2,893,477	24,732	1,015
Foreign government and official institution bonds	2,132,089	114,875	310,779	49,799	2,442,868	164,674	127
Corporate bonds	468,706	2,569	103,289	271	571,995	2,840	229
Residential mortgage-backed securities	42,503	1	546,372	511	588,875	512	13
Asset-backed securities	162,398	526	—	—	162,398	526	12
Other debt securities	136,238	541	44,974	7,222	181,212	7,763	46
Commercial paper	35,001	1	—	—	35,001	1	3
Total	¥18,136,808	¥232,993	¥2,111,364	¥132,071	¥20,248,172	¥365,064	1,926

Evaluating Available-for-sale Debt Securities for Impairment Losses
The following describes the nature of the MUFG Group’s Available-for-sale debt securities and the conclusions reached in determining whether impairment losses exist.
Japanese national government and Japanese government agency bonds, Japanese prefectural and municipal bonds, Foreign government and official institution bonds
As of September 30, 2022, unrealized losses associated with these securities were deemed to be attributable to changes in market interest rates rather than a deterioration in the creditworthiness of the underlying obligor. Based on a consideration of factors, including cash flow analysis, the MUFG Group expects to recover the entire amortized cost basis of these securities. Accordingly, no credit loss was identified as of September 30, 2022 and no impairment loss has been recorded.
Corporate bonds
As of September 30, 2022, unrealized losses associated with corporate bonds were primarily related to private placement bonds issued by Japanese non-public companies. The credit loss component recognized in earnings is identified as the amount of principal cash flows not expected to be received over the remaining terms of the bonds as estimated using the MUFG Group’s cash flow projections. The key assumptions include probability of default based on credit ratings of the bond issuers and loss given default.
Residential mortgage-backed securities
As of September 30, 2022, unrealized losses on these securities were primarily driven by securities guaranteed by a U.S. government agency or a government-sponsored agency which are collateralized by residential mortgage loans. Unrealized losses mainly resulted from changes in interest rates and not from changes in credit quality. The MUFG Group determined through analysis that no credit loss was identified on such securities as of September 30, 2022 because the strength of the issuers’ guarantees through direct obligations or support from the U.S. government is expected to be sufficient to recover the entire amortized cost basis of these securities.
Asset-backed securities
As of September 30, 2022, unrealized losses on these securities were primarily driven by certain collateralized loan obligations (“CLOs”), highly illiquid securities for which fair values are difficult to determine. Unrealized losses arise from widening credit spreads, deterioration of the credit quality of the underlying collateral, uncertainty regarding the valuation of such securities and the market’s view of the performance of the fund managers. When the fair value of a security is lower than its amortized cost or when any

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
security is subject to a deterioration in credit rating, the MUFG Group undertakes a cash flow analysis of the underlying collateral to estimate the credit loss and confirms the intent and ability to hold these securities until recovery. Based on the analysis performed, no credit loss was identified as of September 30, 2022 and no impairment loss has been recorded.
Equity Securities
The following table presents net realized gains (losses) on sales of equity securities, and net unrealized gains (losses) on equity securities still held at September 30, 2021 and 2022.

	Six months ended September 30,
	2021	2022
	(in millions)
Net gains (losses) recognized during the period(1)	¥289,949	¥(203,007)
Less:
Net losses recognized during the period on equity securities sold during the period	(1,913)	(214)
Net unrealized gains (losses) recognized during the reporting period still held at the reporting date	¥291,862	¥(202,793)

Note:	(1)Included in Investment securities gains (losses)—net.
Measurement Alternative of Equity Securities
The following table presents the carrying value of nonmarketable equity securities that are measured at cost minus impairment, if any, plus or minus changes resulting from observable price changes (“measurement alternative”), held at March 31, 2022 and September 30, 2022.

	March 31, 2022	September 30, 2022
	(in millions)
Measurement alternative balance	¥310,570	¥335,976
The related adjustments for these securities during the six months ended September 30, 2021 and 2022 were as follows:

	Six months ended September 30,
	2021	2022
	(in millions)
Measurement alternative impairment losses(1)(4)	¥(2,834)	¥(5,155)
Measurement alternative downward changes for observable prices(1)(2)(3)(5)	¥—	¥(440)
Measurement alternative upward changes for observable prices(1)(2)(3)(6)	¥1,075	¥5,090

Notes:	(1)Included in Investment securities gains (losses)—net.

(2)Under the measurement alternative, nonmarketable equity securities are carried at cost plus or minus changes resulting from observable prices in orderly transactions for the identical or a similar investment of the same issuer.

(3)The MUFG Group applied measurement alternative downward or upward changes to certain nonmarketable equity securities, resulting from observable prices in orderly transactions, such as partial repurchase and transactions by other entities.

(4)The cumulative impairment losses at March 31, 2022 and September 30, 2022 were ¥12,354 million and ¥17,383 million, respectively.
(5)The cumulative downward changes for observable prices at March 31, 2022 and September 30, 2022 were ¥954 million and ¥1,393 million, respectively.
(6)The cumulative upward changes for observable prices at March 31, 2022 and September 30, 2022 were ¥54,223 million and ¥59,160 million, respectively.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
4. LOANS AND ALLOWANCE FOR CREDIT LOSSES
The MUFG Group classifies its loan portfolio into the following portfolio segments—Commercial, Residential, Card, MUFG Americas Holdings Corporation ("MUAH"), Bank of Ayudhya Public Company Limited and its consolidated subsidiaries ("Krungsri"), and Other based on the grouping used by the MUFG Group to determine the allowance for credit losses. The MUFG Group further classifies the Commercial segment into classes based on initial measurement attributes, risk characteristics, and its method of monitoring and assessing credit risk. See Note 1 to the consolidated financial statements for the fiscal year ended March 31, 2022 for further information.
Total Outstanding Loans and Past Due Analysis
The table below presents total outstanding loans and past due analysis by class at March 31, 2022 and September 30, 2022.

	Past Due
At March 31, 2022:	1-3 months	Greater Than 3 months	Total Past Due	Current	Loans Held for Sale	Total Loans	Past Due 90 Days and Accruing
	(in millions)
Commercial
Domestic	¥12,556	¥9,138	¥21,694	¥53,953,767	¥69,257	¥54,044,718	¥3,260
Foreign	17,405	10,598	28,003	34,578,265	374,011	34,980,279	—
Residential	32,078	13,598	45,676	13,255,829	—	13,301,505	3,360
Card	10,250	26,818	37,068	427,198	—	464,266	—
MUAH	625	—	625	2,741,503	70,841	2,812,969	—
Krungsri	115,636	126,494	242,130	6,580,635	—	6,822,765	—
Other	21,729	21,152	42,881	1,002,240	—	1,045,121	—
Total	¥210,279	¥207,798	¥418,077	¥112,539,437	¥514,109	¥113,471,623	¥6,620
Unearned income, unamortized premiums—net and deferred loan fees—net						(322,230)
Total						¥113,149,393

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Past Due
At September 30, 2022:	1-3 months	Greater Than 3 months	Total Past Due	Current	Loans Held for Sale	Total Loans	Past Due 90 Days and Accruing
	(in millions)
Commercial
Domestic	¥9,366	¥15,786	¥25,152	¥54,871,771	¥55,879	¥54,952,802	¥2,458
Foreign	151,201	88,165	239,366	41,659,645	528,543	42,427,554	7,504
Residential	32,082	12,673	44,755	13,068,638	—	13,113,393	3,836
Card	11,514	27,461	38,975	426,465	—	465,440	—
MUAH	3,453	—	3,453	2,983,944	116,669	3,104,066	—
Krungsri	184,445	132,236	316,681	7,653,216	3,819	7,973,716	—
Other	14,071	25,152	39,223	1,232,570	—	1,271,793	—
Total	¥406,132	¥301,473	¥707,605	¥121,896,249	¥704,910	¥123,308,764	¥13,798
Unearned income, unamortized premiums—net and deferred loan fees—net						(379,943)
Total						¥122,928,821

Nonaccrual Loans
Originated loans are generally placed on nonaccrual status when substantial doubt exists as to the full and timely collection of either principal or interest, when principal or interest is contractually past due one month or more with respect to loans within all classes of the Commercial segment, three months or more with respect to loans within the Card, MUAH, and Krungsri segments, and six months or more with respect to loans within the Residential segment. See Note 1 to the consolidated financial statements for the fiscal year ended March 31, 2022 for further information.
The information on nonaccrual loans by class at March 31, 2022 and September 30, 2022 are shown below:

	Recorded Loan Balance
March 31, 2022:	Nonaccrual Loans(1)	Nonaccrual Loans Not Requiring an Allowance for Credit Losses(2)
	(in millions)
Commercial
Domestic	¥633,768	¥109,919
Foreign	224,566	84,837
Residential	56,175	3,579
Card	62,578	—
MUAH	15,349	—
Krungsri	165,775	2,824
Other	26,618	7
Total	¥1,184,829	¥201,166

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Recorded Loan Balance
September 30, 2022:	Nonaccrual Loans(1)	Nonaccrual Loans Not Requiring an Allowance for Credit Losses(2)
	(in millions)
Commercial
Domestic	¥343,483	¥106,692
Foreign	293,576	84,058
Residential	51,364	3,773
Card	64,498	—
MUAH	12,743	3,564
Krungsri	182,730	2,859
Other	32,755	7
Total	¥981,149	¥200,953

Notes:	(1)Nonaccrual loans in the above table do not include loans held for sale of ¥7,946 million and ¥45,177 million at March 31, 2022 and September 30, 2022, respectively.

(2)These loans do not require an allowance for credit losses because the recorded loan balance equals, or does not exceed, the present value of expected future cash flows discounted at the loans’ original effective interest rate, or the fair value of the collateral if the loan is a collateral-dependent loan.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
The following table shows information regarding recognized interest income on nonaccrual loans for the six months ended September 30, 2021 and 2022:

	September 30, 2021	September 30, 2022
	(in millions)
Commercial
Domestic	¥2,004	¥10,033
Foreign	2,301	2,247
Residential	422	378
Card	13	9
MUAH	377	51
Krungsri	2,950	3,250
Other	1,922	2,084
Total	¥9,989	¥18,052

Troubled Debt Restructurings
The following table summarizes the MUFG Group’s TDRs by class for the six months ended September 30, 2021 and 2022:

Six months ended September 30, 2021:	Troubled Debt Restructurings		Troubled Debt Restructurings that Subsequently Defaulted
	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment	Recorded Investment
	(in millions)
Commercial(1)(3)
Domestic	¥94,584	¥93,578	¥7,048
Foreign	529	529	8,447
Residential(1)(3)	13,707	13,707	117
Card(2)(3)	11,485	10,877	1,269
MUAH(2)(3)(4)	14,233	14,243	258
Krungsri(2)(3)	8,135	8,135	2,104
Other(2)	5,104	5,104	1,641
Total	¥147,777	¥146,173	¥20,884

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Six months ended September 30, 2022:	Troubled Debt Restructurings		Troubled Debt Restructurings that Subsequently Defaulted
	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment	Recorded Investment
	(in millions)
Commercial(1)(3)
Domestic	¥37,312	¥37,312	¥1,830
Foreign	17,057	17,057	—
Residential(1)(3)	8,697	8,697	95
Card(2)(3)	11,408	10,934	1,410
MUAH(2)(3)	8,216	8,216	—
Krungsri(2)(3)	48,899	48,899	1,827
Other(2)	7,638	7,638	1,202
Total	¥139,227	¥138,753	¥6,364

Notes:	(1)TDRs for the Commercial and Residential segments include accruing loans, and do not include nonaccrual loans.
(2)TDRs for the Card, MUAH, Krungsri and Other segments include accrual and nonaccrual loans.

(3)For the six months ended September 30, 2021, extension of the stated maturity date of loans was the primary concession type in the Commercial, Residential and Krungsri segments, reduction in the stated rate was the primary concession type in the Card segment and forbearance was the primary concession type in the MUAH segment. For the six months ended September 30, 2022, extension of the stated maturity date of loans was the primary concession type in the Commercial, Residential and Krungsri segments, reduction in the stated rate was the primary concession type in the Card segment and forbearance was the primary concession type in the MUAH segment.

(4) The above table includes the loans in transferred business of MUFG Union Bank at September 30, 2021. See Note 2 for more information.

A modification of terms of a loan under a TDR mainly involves: (i) a reduction in the stated interest rate applicable to the loan, (ii) an extension of the stated maturity date of the loan, (iii) a partial forgiveness of the principal of the loan, or (iv) a combination of all of these. The amount of pre-modification outstanding recorded investment and post-modification outstanding recorded investment may differ due to write-offs made as part of the concession. The impact of write-offs associated with TDRs on the MUFG Group’s results of operations for the six months ended September 30, 2021 and 2022 was not material.
TDRs for the Commercial and Residential segments in the above tables include accruing loans, and do not include nonaccrual loans. Once a loan is classified as a nonaccrual loan, a modification would have little likelihood of resulting in the recovery of the loan in view of the severity of the financial difficulty of the borrower. Therefore, even if a nonaccrual loan is modified, the loan continues to be classified as a nonaccrual loan. The vast majority of modifications to nonaccrual loans are temporary extensions of the maturity dates, typically for periods up to 90 days, and continually made as the borrower is unable to repay or refinance the loan at the extended maturity. Accordingly, the impact of such TDRs on the outstanding recorded investment is immaterial, and the vast majority of nonaccrual TDRs have subsequently defaulted.
TDRs that subsequently defaulted in the Commercial and Residential segments in the above tables include those accruing loans that became past due one month or more within the Commercial segment and six months or more within the Residential segment, and those accruing loans reclassified to nonaccrual loans due to financial difficulties even without delinquencies. This is because classification as a nonaccrual loan is regarded as default under the MUFG Group’s credit policy. Also, the MUFG Group defines default as payment default for the purpose of the disclosure.
In regards to the Card, MUAH, Krungsri and Other segments, the TDRs in the above tables represent nonaccrual and accruing loans, and the defaulted loans in the above table represent non-accruing and accruing loans that became past due one month or more within the Card segment, 60 days or more within the MUAH segment, and six months or more within the Krungsri segment.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
Historical payment defaults are one of the factors considered when projecting future cash flows in determining the allowance for credit losses for each segment.
In the Krungsri segment, TDR accounting was suspended for loan modifications, where COVID-19 related short-term modifications (i.e., six months or less) were granted to loans that were current as of the loan modification date, based on interagency statements issued by the U.S. federal bank regulatory agencies. These loan modifications included payment deferrals and reductions in stated rate, and the related borrowers’ past due and nonaccrual status will not be impacted during the deferral period. Interest income will continue to be recognized over the contractual life of the loan.
Credit Quality Indicator
Credit quality indicators of loans and fiscal year of origination by class at March 31, 2022 and September 30, 2022 are shown below:

	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	Total(1)
At March 31, 2022:	2021	2020	2019	2018	2017	Prior
	(in millions)
Commercial:	¥27,445,726	¥10,850,943	¥7,634,337	¥6,509,048	¥3,924,194	¥8,827,987	¥23,380,258	¥9,236	¥88,581,729
Domestic	19,038,698	7,937,529	5,003,439	4,499,174	2,817,819	6,639,931	8,038,871	—	53,975,461
Normal	18,756,933	7,646,272	4,669,784	4,335,640	2,698,956	6,205,070	7,686,772	—	51,999,427
Close Watch	257,276	266,311	167,387	150,834	104,047	307,367	306,193	—	1,559,415
Likely to become Bankrupt or Legally/Virtually Bankrupt	24,489	24,946	166,268	12,700	14,816	127,494	45,906	—	416,619
Foreign	8,407,028	2,913,414	2,630,898	2,009,874	1,106,375	2,188,056	15,341,387	9,236	34,606,268
Normal	8,250,729	2,814,362	2,501,594	1,881,532	1,031,105	2,031,243	15,089,995	1,912	33,602,472
Close Watch	149,502	90,355	73,253	110,170	36,274	93,622	223,203	7,324	783,703
Likely to become Bankrupt or Legally/Virtually Bankrupt	6,797	8,697	56,051	18,172	38,996	63,191	28,189	—	220,093
Residential	¥782,446	¥641,706	¥976,736	¥866,282	¥900,959	¥9,104,691	¥28,685	¥—	¥13,301,505
Accrual	782,314	641,499	976,162	865,761	900,120	9,054,326	26,460	—	13,246,642
Nonaccrual	132	207	574	521	839	50,365	2,225	—	54,863
Card	¥19	¥106	¥182	¥175	¥276	¥437	¥400,552	¥62,519	¥464,266
Accrual	1	8	8	9	13	41	387,648	13,960	401,688
Nonaccrual	18	98	174	166	263	396	12,904	48,559	62,578
MUAH	¥364,236	¥306,134	¥147,821	¥62,455	¥50,264	¥122,149	¥1,689,069	¥—	¥2,742,128
Credit Quality Based on Internal Credit Ratings
Pass	357,334	298,658	126,083	48,653	43,938	117,778	1,642,946	—	2,635,390
Special Mention	3,106	—	20,013	2,415	5,981	805	33,471	—	65,791
Classified	3,796	7,476	1,725	11,387	345	3,566	12,652	—	40,947
Krungsri	¥1,350,265	¥964,094	¥901,955	¥680,090	¥329,847	¥481,981	¥2,099,727	¥14,806	¥6,822,765
Performing	1,297,054	891,374	788,828	573,840	270,783	363,905	1,961,481	—	6,147,265
Under-Performing	42,326	58,084	90,519	80,841	45,982	78,690	113,283	—	509,725
Non-Performing	10,885	14,636	22,608	25,409	13,082	39,386	24,963	14,806	165,775
Other	¥400,482	¥143,336	¥85,496	¥40,445	¥35,346	¥—	¥340,016	¥—	¥1,045,121
Accrual	398,744	136,317	83,278	38,609	32,934	—	328,621	—	1,018,503
Nonaccrual	1,738	7,019	2,218	1,836	2,412	—	11,395	—	26,618

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	Total(1)
At September 30, 2022:	2022	2021	2020	2019	2018	Prior
	(in millions)
Commercial:	¥21,731,378	¥14,061,406	¥9,755,525	¥6,866,603	¥5,717,420	¥11,808,586	¥26,853,224	¥1,792	¥96,795,934
Domestic	14,196,806	7,772,035	7,284,193	4,496,355	4,032,020	8,760,989	8,354,525	—	54,896,923
Normal	14,004,153	7,610,769	7,031,429	4,325,773	3,897,211	8,287,409	8,064,659	—	53,221,403
Close Watch	176,407	144,563	224,012	139,091	125,667	342,051	261,505	—	1,413,296
Likely to become Bankrupt or Legally/Virtually Bankrupt	16,246	16,703	28,752	31,491	9,142	131,529	28,361	—	262,224
Foreign	7,534,572	6,289,371	2,471,332	2,370,248	1,685,400	3,047,597	18,498,699	1,792	41,899,011
Normal	7,362,851	6,194,146	2,375,072	2,237,446	1,580,629	2,806,341	18,251,401	1,792	40,809,678
Close Watch	156,232	81,045	79,510	62,350	81,173	138,357	213,865	—	812,532
Likely to become Bankrupt or Legally/Virtually Bankrupt	15,489	14,180	16,750	70,452	23,598	102,899	33,433	—	276,801
Residential	¥378,525	¥764,610	¥625,443	¥948,207	¥838,727	¥9,531,992	¥25,889	¥—	¥13,113,393
Accrual	378,250	764,493	625,257	947,542	838,186	9,486,011	23,820	—	13,063,559
Nonaccrual	275	117	186	665	541	45,981	2,069	—	49,834
Card	¥6	¥69	¥179	¥196	¥185	¥651	¥399,127	¥65,027	¥465,440
Accrual	—	2	9	6	9	44	386,707	14,165	400,942
Nonaccrual	6	67	170	190	176	607	12,420	50,862	64,498
MUAH	¥186,266	¥322,804	¥249,301	¥125,449	¥54,403	¥104,901	¥1,944,273	¥—	¥2,987,397
Credit Quality Based on Internal Credit Ratings
Pass	185,309	311,870	241,100	100,027	43,605	96,564	1,913,247	—	2,891,722
Special Mention	957	4,100	4,237	19,955	957	7,107	19,272	—	56,585
Classified	—	6,834	3,964	5,467	9,841	1,230	11,754	—	39,090
Krungsri	¥1,023,497	¥1,252,083	¥887,601	¥857,126	¥640,851	¥755,991	¥2,537,333	¥15,415	¥7,969,897
Performing	962,151	1,159,818	795,463	710,639	525,345	588,907	2,375,533	—	7,117,856
Under-Performing	48,126	71,383	76,313	122,984	95,458	117,792	137,255	—	669,311
Non-Performing	13,220	20,882	15,825	23,503	20,048	49,292	24,545	15,415	182,730
Other	¥358,527	¥268,081	¥107,671	¥58,442	¥27,983	¥23,956	¥427,133	¥—	¥1,271,793
Accrual	356,954	261,290	104,026	56,766	26,530	22,585	410,887	—	1,239,038
Nonaccrual	1,573	6,791	3,645	1,676	1,453	1,371	16,246	—	32,755

Note:	(1)Total loans in the above table do not include loans held for sale, and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.
For a discussion and explanation of the MUFG Group’s credit quality indicator, see Note 4 to the consolidated financial statements for the fiscal year ended March 31, 2022.
For the Commercial, Residential and Card segments, credit quality indicators at March 31, 2022 and September 30, 2022 are based on information as of March 31, 2022 and September 30, 2022, respectively. For the MUAH, Krungsri and Other segments, credit quality indicators at March 31, 2022 and September 30, 2022 are generally based on information as of December 31, 2021 and June 30, 2022, respectively.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
Allowance for Credit Losses
Changes in the allowance for credit losses of loans by portfolio segment for the six months ended September 30, 2021 and 2022 are shown below:

Six months ended September 30, 2021:	Commercial	Residential	Card	MUAH	Krungsri	Other	Total
	(in millions)
Allowance for credit losses:
Balance at beginning of period	¥734,577	¥82,893	¥44,217	¥131,755	¥293,396	¥61,553	¥1,348,391
Provision for (reversal of) credit losses	(36,415)	(6,943)	7,595	(38,568)	42,836	20,657	(10,838)
Charge-offs	36,033	1,399	8,704	9,459	46,405	30,040	132,040
Recoveries collected	6,360	10	691	3,335	11,741	5,593	27,730

Net charge-offs	29,673	1,389	8,013	6,124	34,664	24,447	104,310
Less: Loans in transferred business of MUFG Union Bank(1)	—	—	—	(72,098)	—	—	(72,098)
Other(2)	(17)	—	—	7,815	(141)	2,656	10,313

Balance at end of period	¥668,472	¥74,561	¥43,799	¥22,780	¥301,427	¥60,419	¥1,171,458

Six months ended September 30, 2022:	Commercial	Residential	Card	MUAH	Krungsri	Other	Total
	(in millions)
Allowance for credit losses:
Balance at beginning of period	¥934,086	¥69,887	¥40,768	¥30,365	¥322,386	¥73,209	¥1,470,701
Provision for (reversal of) credit losses	(164,085)	(5,867)	10,326	4,792	39,380	17,669	(97,785)
Charge-offs	130,524	110	8,867	10,083	38,792	22,991	211,367
Recoveries collected	6,096	11	431	2,270	12,028	8,989	29,825

Net charge-offs	124,428	99	8,436	7,813	26,764	14,002	181,542
Other(2)	12,307	—	—	3,191	40,167	10,198	65,863

Balance at end of period	¥657,880	¥63,921	¥42,658	¥30,535	¥375,169	¥87,074	¥1,257,237

Notes:
(1) Represents allowance for credit losses relating to the loans in the transferred business of MUFG Union Bank, which are included in Other assets in the condensed consolidated balance sheets at September 30, 2021.

(2) Other is principally comprised of gains or losses from foreign exchange translation.
The MUFG Group sold ¥850 billion and ¥1,295 billion of loans within the Commercial segment during the six months ended September 30, 2021 and 2022, respectively.
The MUFG Group sold ¥519 billion and ¥337 billion of loans within the MUAH segment during the six months ended September 30, 2021 and 2022, respectively.

Collateral Dependent Loans
The MUFG Group uses, as a practical expedient, the fair value of the collateral when recording the net carrying amounts of loans and determining the allowance for credit losses of such loans, for which the repayment is expected to be provided substantially through the operation or sale of the collateral, when the borrower is experiencing financial difficulty based on the assessment as of the reporting date.
As of September 30, 2022, for the Commercial, MUAH, Krungsri and Other segments, collateral relating to these loans was comprised primarily of real estate, and to a lesser extent, exchange traded equity securities and deposits, etc. For the Residential segment, collateral on these loans was mainly real estate.
Other Financial Receivable
Accounts receivable-Other, which is included in Other assets in the accompanying condensed consolidated balance sheets, amounted to ¥1,187,311 million and ¥1,175,813 million as of March 31, 2022 and September 30, 2022, respectively, and were primarily comprised of receivables relating to the credit card business. The provision or reversal of the allowance for credit losses relating to the receivables was included in Non-interest expense on the condensed consolidated statements of operations. The receivables relating to the credit card business included ¥5,483 million of past due receivables (1-3 months past due receivables of ¥2,581 million and greater than 3 months past due receivables of ¥2,902 million) as of March 31, 2022, and ¥6,094 million of past due receivables (1-3 months past due receivables of ¥2,990 million and greater than 3 months past due receivables of ¥3,104 million) as of September 30, 2022, respectively. The credit quality for these receivables is primarily evaluated based on the extent of delinquency.
The outstanding balance of these account receivables are presented on a net basis after allowance for credit losses. The change of allowance for credit losses during the six months ended September 30, 2021 and 2022 is primarily due to provision or reversal of the allowance for the receivables.
There are de minimis or zero expected credit losses, for example, for lending and financing transactions, such as Interest-earning deposits in other banks, Call loans and funds sold, Receivables under resale agreements and Receivables under securities borrowing transactions because the term is short and the credit quality of the borrowers is normal.
Accrued interest receivable totaled ¥246,271 million and ¥374,222 million as of March 31, 2022 and September 30, 2022, respectively, and is included in Other assets on the condensed consolidated balance sheets.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
5. GOODWILL AND OTHER INTANGIBLE ASSETS
Goodwill
The table below presents the movement in the carrying amount of goodwill during the six months ended September 30, 2021 and 2022:

	Six months ended September 30,
	2021	2022
	(in millions)
Balance at beginning of period
Goodwill(1)	¥1,094,344	¥1,118,889
Accumulated impairment losses(1)	(723,492)	(723,492)
Less: Goodwill, net of accumulated impairment losses in transferred business of MUFG Union Bank(2)	—	(91,786)
	370,852	303,611
Foreign currency translation adjustments and other	19,329	54,093
Balance at end of period
Goodwill	1,113,673	1,172,982
Accumulated impairment losses	(723,492)	(723,492)
Less: Goodwill, net of accumulated impairment losses in transferred business of MUFG Union Bank(2)	¥(90,123)	¥(108,468)
	¥300,058	¥341,022

Notes:	(1)Goodwill originally recognized of ¥1,900,019 million, which has been fully impaired before April 1, 2021, is not included in the table above.

(2)Represents goodwill, net of accumulated impairment losses in transferred business of MUFG Union Bank, which is included in Other assets in the condensed consolidated balance sheets at September 30, 2021, March 31, 2022 and September 30, 2022, respectively. See Note 2 for more information.

Other Intangible Assets
The table below presents the net carrying amount by major class of other intangible assets at March 31, 2022 and September 30, 2022:

	March 31, 2022	September 30, 2022
	(in millions)
Intangible assets subject to amortization:
Software	¥788,471	¥822,524
Customer relationships	246,645	260,478
Core deposit intangibles	55,087	57,587
Trade names	40,012	41,807
Other	10,335	11,880
Total	1,140,550	1,194,276
Intangible assets not subject to amortization:
Other	8,051	8,089
Total	¥1,148,601	¥1,202,365

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

6. LEASE TRANSACTIONS
Lease transactions as a lessor
As part of its financing activities, the MUFG Group enters into leasing arrangements with customers. The MUFG Group’s leasing operations are conducted through leasing subsidiaries and consist principally of various types of data processing equipment, office equipment and transportation equipment. Sales type and direct financing leases are presented in loans. In certain cases, the MUFG Group requests lessees to deposit an amount nearly, or equal to, the residual value of leased assets.
The following table presents profit or loss of lease transactions as a lessor for the six months ended September 30, 2021 and September 30, 2022:

	September 30, 2021	September 30, 2022
	(in millions)
Sales type and direct financing leases:
Finance income on net investment	¥59,369	¥61,812
Operating leases:
Lease income	1,843	1,799
Total	¥61,212	¥63,611
Finance income on net investment is included in Interest income—Loans, including fees in the condensed consolidated statements of operations. Lease income from operating lease transactions is included in Other non-interest income in the condensed consolidated statements of operations.
7. PLEDGED ASSETS AND COLLATERAL
At September 30, 2022, assets mortgaged, pledged, or otherwise subject to lien were as follows:

September 30, 2022
(in millions)
Trading account securities	¥10,660,801
Investment securities	21,525,456
Loans	13,533,656
Other	251,462
Total	¥45,971,375
The above pledged assets were classified by type of liabilities to which they related as follows:

September 30, 2022
(in millions)
Deposits	¥243,462
Payables under repurchase agreements and securities lending transactions	24,518,082
Other short-term borrowings and long-term debt	21,131,555
Other	78,276
Total	¥45,971,375
At September 30, 2022, certain investment securities, principally Japanese national government and Japanese government agency bonds, loans and other assets with a combined carrying value of ¥24,148,629 million were pledged for acting as a collection

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
agent of public funds, for settlement of exchange at the Bank of Japan and Japanese Banks’ Payment Clearing Network, for derivative transactions and for certain other purposes.
The MUFG Group engages in on-balance sheet securitizations. These securitizations of mortgage and apartment loans, which do not qualify for sales treatment, are accounted for as secured borrowings. The amount of loans in the table above represents the carrying amount of these transactions with the carrying amount of the associated liabilities included in Other short-term borrowings and Long-term debt.
At March 31, 2022 and September 30, 2022, the cash collateral pledged for derivative transactions, which is included in Other assets, was ¥2,893,178 million and ¥3,406,298 million, respectively, and the cash collateral received for derivative transactions, which is included in Other liabilities, was ¥1,017,580 million and ¥2,198,569 million, respectively.
8. SEVERANCE INDEMNITIES AND PENSION PLANS
The following table summarizes the components of net periodic benefit costs of pension benefits, severance indemnities plans (“SIPs”) and other benefits for the six months ended September 30, 2021 and 2022:

	Six months ended September 30,
	Domestic subsidiaries		Foreign offices and subsidiaries
	2021	2022	2021		2022
	Pension benefits and SIPs	Pension benefits and SIPs	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Service cost—benefits earned during the period	¥22,196	¥20,580	¥9,276	¥100	¥8,281	¥56
Interest cost on projected benefit obligation	6,081	7,131	5,575	264	7,667	340
Expected return on plan assets	(41,132)	(42,328)	(16,254)	(1,182)	(18,381)	(1,338)
Amortization of net actuarial loss (gain)	137	346	3,215	73	3,896	(77)
Amortization of prior service cost	(629)	(650)	(1,343)	(189)	(1,607)	(212)
Gain on settlements and curtailment	(2,632)	(2,121)	—	—	—	—
Net periodic benefit cost (income)	¥(15,979)	¥(17,042)	¥469	¥(934)	¥(144)	¥(1,231)
9. OFFSETTING OF DERIVATIVES, REPURCHASE AGREEMENTS, AND SECURITIES LENDING TRANSACTIONS
The following tables present, as of March 31, 2022 and September 30, 2022, the gross and net amounts of the derivatives, resale and repurchase agreements, and securities borrowing and lending transactions, including the related gross amounts subject to an enforceable master netting arrangement or similar agreement not offset in the condensed consolidated balance sheets. The MUFG Group primarily enters into International Swaps and Derivatives Association master netting agreements, master repurchase agreements and master securities lending agreements or similar agreements for derivative contracts, resale and repurchase agreements, and securities borrowing and lending transactions. In the event of default on or termination of any one contract, these agreements provide the contracting parties with the right to net a counterparty’s rights and obligations and to liquidate and set off collateral against any net amount owed by the counterparty. Generally, as the MUFG Group has elected to present such amounts on a gross basis, the amounts subject to these agreements are included in “Gross amounts not offset in the condensed consolidated balance sheet” column in the tabular disclosure below. For certain transactions where a legal opinion with respect to the enforceability of netting has not been sought or obtained, the related amounts are not subject to enforceable master netting agreements and not included in “Gross amounts not offset in the condensed consolidated balance sheet” column in the tabular disclosure below.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Gross amounts of recognized assets/liabilities	Gross amounts offset in the condensed consolidated balance sheet	Net amounts presented in the condensed consolidated balance sheet(1)	Gross amounts not offset in the condensed consolidated balance sheet		Net amounts
At March 31, 2022:				Financial instruments	Cash collateral received/pledged
	(in billions)
Financial assets:
Derivative assets	¥10,611	¥—	¥10,611	¥(7,032)	¥(620)	¥2,959
Receivables under resale agreements	14,527	(2,024)	12,503	(11,614)	(29)	860
Receivables under securities borrowing transactions	4,571	(75)	4,496	(4,367)	—	129
Total	¥29,709	¥(2,099)	¥27,610	¥(23,013)	¥(649)	¥3,948
Financial liabilities:
Derivative liabilities	¥10,948	¥—	¥10,948	¥(6,749)	¥(2,225)	¥1,974
Payables under repurchase agreements	29,717	(1,991)	27,726	(26,115)	(85)	1,526
Payables under securities lending transactions	1,097	(75)	1,022	(990)	(5)	27
Obligations to return securities received as collateral	6,826	—	6,826	(1,864)	—	4,962
Total	¥48,588	¥(2,066)	¥46,522	¥(35,718)	¥(2,315)	¥8,489

	Gross amounts of recognized assets/liabilities	Gross amounts offset in the condensed consolidated balance sheet	Net amounts presented in the condensed consolidated balance sheet(1)	Gross amounts not offset in the condensed consolidated balance sheet		Net amounts
At September 30, 2022:				Financial instruments	Cash collateral received/pledged
	(in billions)
Financial assets:
Derivative assets	¥16,614	¥—	¥16,614	¥(11,671)	¥(1,633)	¥3,310
Receivables under resale agreements	15,660	(2,276)	13,384	(12,687)	(36)	661
Receivables under securities borrowing transactions	4,576	(89)	4,487	(4,397)	—	90
Total	¥36,850	¥(2,365)	¥34,485	¥(28,755)	¥(1,669)	¥4,061
Financial liabilities:
Derivative liabilities	¥17,646	¥—	¥17,646	¥(11,070)	¥(2,586)	¥3,990
Payables under repurchase agreements	36,876	(2,238)	34,638	(33,635)	(55)	948
Payables under securities lending transactions	991	(89)	902	(879)	(7)	16
Obligations to return securities received as collateral	6,752	—	6,752	(1,736)	—	5,016
Total	¥62,265	¥(2,327)	¥59,938	¥(47,320)	¥(2,648)	¥9,970

Note:	(1)Net amounts in the above table includes those relating to Financial assets and liabilities of transferred business of MUFG Union Bank. See Note 2 for more information.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
10. REPURCHASE AGREEMENTS AND SECURITIES LENDING TRANSACTIONS ACCOUNTED FOR AS SECURED BORROWINGS
The following tables present gross obligations for payables under repurchase agreements, payables under securities lending transactions and obligations to return securities received as collateral by remaining contractual maturity and class of collateral pledged at March 31, 2022 and September 30, 2022. Potential risks associated with these arrangements primarily relate to market and liquidity risks. To manage risks associated with market exposure, the MUFG Group generally revalues the collateral underlying its repurchase agreements and securities lending transactions on a daily basis and monitors the value of the underlying securities, consisting of primarily high-quality securities such as Japanese national government and Japanese government agency bonds, and foreign government and official institution bonds. In the event the market value of such securities falls below the related agreements at contract amounts plus accrued interest, the MUFG Group may be required to deposit additional collateral when appropriate. To address liquidity risks, the MUFG Group conducts stress tests to ensure the adequate level of liquidity is maintained in the event of a decline in the fair value of any collateral pledged.

	March 31, 2022
	Remaining Contractual Maturity
	Overnight and open	30 days or less	31-90 days	Over 90 days	Total
	(in billions)
Payables under repurchase agreements	¥6,703	¥17,050	¥3,934	¥2,030	¥29,717
Payables under securities lending transactions	972	95	29	1	1,097
Obligations to return securities received as collateral	5,782	450	437	157	6,826
Total	¥13,457	¥17,595	¥4,400	¥2,188	¥37,640

	September 30, 2022
	Remaining Contractual Maturity
	Overnight and open	30 days or less	31-90 days	Over 90 days	Total
	(in billions)
Payables under repurchase agreements	¥9,188	¥18,047	¥6,319	¥3,322	¥36,876
Payables under securities lending transactions	889	24	7	71	991
Obligations to return securities received as collateral	6,056	386	69	241	6,752
Total	¥16,133	¥18,457	¥6,395	¥3,634	¥44,619

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
Secured borrowing by the class of collateral pledged at March 31, 2022 and September 30, 2022 was as follows:

	March 31, 2022
	Payables under repurchase agreements	Payables under securities lending transactions	Obligations to return securities received as collateral	Total
	(in billions)
Japanese national government and Japanese government agency bonds	¥7,486	¥359	¥4,199	¥12,044
Foreign government and official institution bonds	14,116	11	1,017	15,144
Corporate bonds	745	68	330	1,143
Residential mortgage-backed securities	6,720	1	—	6,721
Other debt securities	276	—	2	278
Marketable equity securities	360	641	1,278	2,279
Other	14	17	—	31
Total	¥29,717	¥1,097	¥6,826	¥37,640

	September 30, 2022
	Payables under repurchase agreements	Payables under securities lending transactions	Obligations to return securities received as collateral	Total
	(in billions)
Japanese national government and Japanese government agency bonds	¥14,908	¥314	¥3,500	¥18,722
Foreign government and official institution bonds	11,639	18	1,394	13,051
Corporate bonds	876	75	418	1,369
Residential mortgage-backed securities	8,497	—	4	8,501
Other debt securities	390	—	72	462
Marketable equity securities	304	559	1,364	2,227
Other	262	25	—	287
Total	¥36,876	¥991	¥6,752	¥44,619

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
11. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
The following table presents the changes in Accumulated other comprehensive income (loss) ("Accumulated OCI"), net of tax and net of noncontrolling interests, for the six months ended September 30, 2021 and 2022:

	Six months ended September 30,
	2021	2022
	(in millions)
Accumulated other comprehensive income (loss), net of taxes:
Net unrealized losses on investment securities:
Balance at beginning of period	¥(383,004)	¥(674,230)
Net change during the period	(28,028)	(218,267)
Balance at end of period	¥(411,032)	¥(892,497)
Net debt valuation adjustments:
Balance at beginning of period	¥(37,862)	¥(14,538)
Net change during the period	5,965	45,485
Balance at end of period	¥(31,897)	¥30,947
Net unrealized gains (losses) on derivatives qualifying for cash flow hedges:
Balance at beginning of period	¥19,029	¥5,969
Net change during the period	(5,750)	(21,686)
Balance at end of period	¥13,279	¥(15,717)
Defined benefit plans:
Balance at beginning of period	¥(20,382)	¥29,124
Net change during the period	(9,681)	(16,948)
Balance at end of period	¥(30,063)	¥12,176
Foreign currency translation adjustments:
Balance at beginning of period	¥132,738	¥880,708
Net change during the period	245,484	1,409,554
Balance at end of period	¥378,222	¥2,290,262
Balance at end of period	¥(81,491)	¥1,425,171

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
The following table presents the before tax and net of tax changes in each component of Accumulated OCI for the six months ended September 30, 2021 and 2022:

	Six months ended September 30,
	2021			2022
	Before tax	Tax (expense) or benefit	Net of tax	Before tax	Tax (expense) or benefit	Net of tax
	(in millions)
Net unrealized gains (losses) on investment securities:
Net unrealized gains (losses) on investment securities	¥19,768	¥(3,871)	¥15,897	¥(534,655)	¥132,963	¥(401,692)
Reclassification adjustment for losses (gains) included in net income (loss) before attribution of noncontrolling interests	(43,792)	13,390	(30,402)	296,064	(88,081)	207,983
Net change	(24,024)	9,519	(14,505)	(238,591)	44,882	(193,709)
Net unrealized gains on investment securities attributable to noncontrolling interests			13,523			24,558
Net unrealized losses on investment securities attributable to Mitsubishi UFJ Financial Group			(28,028)			(218,267)
Net debt valuation adjustments:
Net debt valuation adjustments	8,270	(2,533)	5,737	65,470	(20,047)	45,423
Reclassification adjustment for losses included in net income (loss) before attribution of noncontrolling interests	329	(101)	228	89	(27)	62
Net change	8,599	(2,634)	5,965	65,559	(20,074)	45,485
Net debt valuation adjustments attributable to noncontrolling interests			—			—
Net debt valuation adjustments attributable to Mitsubishi UFJ Financial Group			5,965			45,485
Net unrealized losses on derivatives qualifying for cash flow hedges:
Net unrealized losses on derivatives qualifying for cash flow hedges	(1,034)	515	(519)	(22,892)	6,571	(16,321)
Reclassification adjustment for gains included in net income (loss) before attribution of noncontrolling interests	(6,748)	1,691	(5,057)	(6,701)	1,662	(5,039)
Net change	(7,782)	2,206	(5,576)	(29,593)	8,233	(21,360)
Net unrealized gains on derivatives qualifying for cash flow hedges attributable to noncontrolling interests			174			326
Net unrealized losses on derivatives qualifying for cash flow hedges attributable to Mitsubishi UFJ Financial Group			(5,750)			(21,686)
Defined benefit plans:
Defined benefit plans	(12,034)	3,385	(8,649)	(23,354)	6,682	(16,672)
Reclassification adjustment for gains included in net income (loss) before attribution of noncontrolling interests	(1,442)	798	(644)	(443)	250	(193)
Net change	(13,476)	4,183	(9,293)	(23,797)	6,932	(16,865)
Defined benefit plans attributable to noncontrolling interests			388			83
Defined benefit plans attributable to Mitsubishi UFJ Financial Group			(9,681)			(16,948)
Foreign currency translation adjustments:
Foreign currency translation adjustments	262,860	(13,271)	249,589	1,654,830	(196,704)	1,458,126
Reclassification adjustment for losses (gains) included in net income (loss) before attribution of noncontrolling interests	1,462	(448)	1,014	(12,257)	3,753	(8,504)
Net change	264,322	(13,719)	250,603	1,642,573	(192,951)	1,449,622
Foreign currency translation adjustments attributable to noncontrolling interests			5,119			40,068
Foreign currency translation adjustments attributable to Mitsubishi UFJ Financial Group			245,484			1,409,554
Other comprehensive income attributable to Mitsubishi UFJ Financial Group			¥207,990			¥1,198,138

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
The following table presents the effect of the reclassification of significant items out of Accumulated OCI on the respective line items of the accompanying condensed consolidated statements of operations for the six months ended September 30, 2021 and 2022:

	Six months ended September 30,
	2021	2022
Details of Accumulated OCI components	Amount reclassified out of Accumulated OCI		Line items in the consolidated statements of operations
	(in millions)
Net unrealized losses (gains) on investment securities
Net gains on sales and redemptions of Available-for-sale debt securities	¥(43,692)	¥(9,738)	Investment securities gains (losses)—net
Impairment losses on investment securities	—	299,281	Investment securities gains (losses)—net
Other	(100)	6,521
	(43,792)	296,064	Total before tax
	13,390	(88,081)	Income tax expense (benefit)
	¥(30,402)	¥207,983	Net of tax
Net debt valuation adjustments	¥329	¥89	Equity in earnings of equity method investees—net
	329	89	Total before tax
	(101)	(27)	Income tax expense (benefit)
	¥228	¥62	Net of tax
Net unrealized losses (gains) on derivatives qualifying for cash flow hedges
Interest rate contracts	¥(5,589)	¥(5,173)	Interest income on Loans, including fees
Foreign exchange contracts	(1,159)	(1,528)	Interest expense on Long-term debt or Foreign exchange gains (losses)—net
	(6,748)	(6,701)	Total before tax
	1,691	1,662	Income tax expense (benefit)
	¥(5,057)	¥(5,039)	Net of tax
Defined benefit plans
Net actuarial loss(1)	¥3,425	¥4,165	Other non-interest expenses
Prior service cost(1)	(2,161)	(2,469)	Other non-interest expenses
Gain on settlements and curtailment, and other(1)	(2,706)	(2,139)	Other non-interest expenses
	(1,442)	(443)	Total before tax
	798	250	Income tax expense (benefit)
	¥(644)	¥(193)	Net of tax
Foreign currency translation adjustments	¥1,462	¥(12,257)	Other non-interest income
	1,462	(12,257)	Total before tax
	(448)	3,753	Income tax expense (benefit)
	¥1,014	¥(8,504)	Net of tax
Total reclassifications for the period	¥(50,191)	¥276,752	Total before tax
	15,330	(82,443)	Income tax expense (benefit)
	¥(34,861)	¥194,309	Net of tax

Note:	(1)	These Accumulated OCI components are components of net periodic benefit cost. See Note 8 for more information.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
12. DERIVATIVE FINANCIAL INSTRUMENTS
The MUFG Group uses various derivative financial instruments both for trading purposes and for purposes other than trading (primarily risk management purposes) in the normal course of business to meet the financial needs of its customers, as a source of revenue and to manage its exposures to a variety of risks. See Note 23 to the consolidated financial statements for the fiscal year ended March 31, 2022 for a further discussion of the MUFG Group’s use of derivative instruments. During the six months ended September 30, 2022, there was no change in the MUFG Group’s use of derivative instruments that had a material impact on the MUFG Group’s financial position and results of operations.
Notional Amounts of Derivative Contracts
The following table summarizes the notional amounts of derivative contracts at March 31, 2022 and September 30, 2022:

	Notional amounts(1)
	March 31, 2022	September 30, 2022
	(in trillions)
Interest rate contracts	¥1,391.8	¥1,595.8
Foreign exchange contracts	245.0	291.3
Equity contracts	7.4	6.7
Commodity contracts	0.1	0.1
Credit derivatives	9.8	11.4
Other	3.2	3.6
Total	¥1,657.3	¥1,908.9

Note:	(1)Includes both written and purchased positions.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
Impact of Derivatives on the Condensed Consolidated Balance Sheets
The following table summarizes fair value information on derivative instruments that are recorded on the MUFG Group’s condensed consolidated balance sheets at March 31, 2022 and September 30, 2022:

	Fair value of derivative instruments
	March 31, 2022(1)(5)			September 30, 2022(1)(5)
	Not designated as hedges(2)	Designated as hedges(3)	Total derivatives(4)	Not designated as hedges(2)	Designated as hedges(3)	Total derivatives(4)
	(in billions)
Derivative assets:
Interest rate contracts	¥5,445	¥—	¥5,445	¥7,164	¥—	¥7,164
Foreign exchange contracts	4,801	2	4,803	9,053	6	9,059
Equity contracts	151	—	151	203	—	203
Commodity contracts	22	—	22	18	—	18
Credit derivatives	103	—	103	85	—	85
Other(6)	10	—	10	—	—	—
Total derivative assets	¥10,532	¥2	¥10,534	¥16,523	¥6	¥16,529
Derivative liabilities:
Interest rate contracts	¥5,652	¥—	¥5,652	¥8,372	¥—	¥8,372
Foreign exchange contracts	4,907	1	4,908	8,924	—	8,924
Equity contracts	277	—	277	207	—	207
Commodity contracts	22	—	22	18	—	18
Credit derivatives	101	—	101	105	—	105
Other(6)	(65)	—	(65)	(111)	—	(111)
Total derivative liabilities	¥10,894	¥1	¥10,895	¥17,515	¥—	¥17,515

Notes:
(1)The fair value of derivative instruments is presented on a gross basis even when derivative instruments are subject to master netting agreements. Cash collateral payable and receivable associated with derivative instruments are not added to or netted against the fair value amounts.

(2)The derivative instruments which are not designated as a hedging instrument are held for trading and risk management purposes, and are presented in Trading account assets and liabilities except for (6).

(3)The MUFG Group adopts hedging strategies and applies hedge accounting to certain derivative transactions entered into by certain subsidiaries. The derivative instruments which are designated as hedging instruments are presented in Other assets or Other liabilities on the accompanying condensed consolidated balance sheets.

(4)This table does not include contracts with embedded derivatives for which the fair value option has been elected.

(5)For more information about fair value measurement and assumptions used to measure the fair value of derivatives, see Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2022.

(6) Other mainly includes bifurcated embedded derivatives carried at fair value, which are presented in Loans, Deposits and Long-term debt.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
Impact of Derivatives on the Condensed Consolidated Statements of Operations
The following table provides more detailed information regarding the derivative-related impact on the accompanying condensed consolidated statements of operations for the six months ended September 30, 2021 and 2022:

	Trading and risk management derivatives gains and losses (Not designated as hedging instruments)
	Foreign exchange gains (losses)—net	Trading account profits (losses)—net	Total
	(in billions)
Six months ended September 30, 2021:
Interest rate contracts	¥—	¥25	¥25
Foreign exchange contracts	—	—	—
Equity contracts	—	(115)	(115)
Credit derivatives	—	(35)	(35)
Other(1)	(7)	(22)	(29)
Total	¥(7)	¥(147)	¥(154)
Six months ended September 30, 2022:
Interest rate contracts	¥—	¥64	¥64
Foreign exchange contracts	(168)	—	(168)
Equity contracts	—	(24)	(24)
Credit derivatives	—	(2)	(2)
Other(1)	(8)	23	15
Total	¥(176)	¥61	¥(115)

Note:	(1)Other mainly includes bifurcated embedded derivatives carried at fair value, which are presented in Loans, Deposits and Long-term debt.
Credit Derivatives
The MUFG Group enters into credit derivatives to manage its credit risk exposure, to facilitate client transactions, and for proprietary trading purposes, under which they provide the counterparty protection against the risk of default on a set of debt obligations issued by a specified reference entity or entities. See Note 23 to the consolidated financial statements for the fiscal year ended March 31, 2022 for a more detailed explanation and discussion of credit derivatives.
The table below summarizes certain information regarding protection sold through credit derivatives as of March 31, 2022 and September 30, 2022:

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Protection sold
	Maximum potential/Notional amount by expiration period				Fair value
At March 31, 2022:	1 year or less	1-5 years	Over 5 years	Total	(Asset)/ Liability(1)
	(in millions)
Single name credit default swaps:
Investment grade(2)	¥408,281	¥1,874,796	¥731,946	¥3,015,023	¥(61,308)
Non-investment grade	91,161	349,847	66,452	507,460	5,378
Total	499,442	2,224,643	798,398	3,522,483	(55,930)
Index and basket credit default swaps :
Investment grade(2)	67,600	458,153	36,955	562,708	(9,604)
Non-investment grade	56,299	19,936	—	76,235	(61)
Not rated	19,944	279,955	886	300,785	(7,320)
Total	143,843	758,044	37,841	939,728	(16,985)
Total credit default swaps sold	¥643,285	¥2,982,687	¥836,239	¥4,462,211	¥(72,915)

	Protection sold
	Maximum potential/Notional amount by expiration period				Fair value
At September 30, 2022:	1 year or less	1-5 years	Over 5 years	Total	(Asset)/ Liability(1)
	(in millions)
Single name credit default swaps:
Investment grade(2)	¥628,647	¥2,138,484	¥638,776	¥3,405,907	¥(3,703)
Non-investment grade	140,373	332,690	59,078	532,141	19,902
Total	769,020	2,471,174	697,854	3,938,048	16,199
Index and basket credit default swaps :
Investment grade(2)	65,949	754,856	10,937	831,742	(2,181)
Non-investment grade	50,684	—	—	50,684	(79)
Not rated	7,548	352,015	1,637	361,200	3,682
Total	124,181	1,106,871	12,574	1,243,626	1,422
Total credit default swaps sold	¥893,201	¥3,578,045	¥710,428	¥5,181,674	¥17,621

Notes:	(1)Fair value amounts are shown on a gross basis prior to cash collateral or counterparty netting.
(2)The MUFG Group considers ratings of Baa3/BBB- or higher to meet the definition of investment grade.
The MUFG Group may economically hedge its exposure to credit derivatives by entering into offsetting derivative contracts. The carrying value and notional amounts of credit protection sold in which the MUFG Group held purchased protection with identical underlying referenced entities were approximately ¥70 billion and ¥4,083 billion, respectively, at March 31, 2022, and approximately ¥16 billion and ¥4,614 billion, respectively, at September 30, 2022.
Collateral is held by the MUFG Group in relation to these instruments. Collateral requirements are determined at the counterparty level and cover numerous transactions and products as opposed to individual contracts.
Credit Risk, Liquidity Risk and Credit-risk-related Contingent Features
Certain derivative instruments held by the MUFG Group contain provisions that require the MUFG Group’s debt to maintain an investment grade credit rating from each of the major credit rating agencies. If the MUFG Group’s debt were to fall below investment grade, it would be in violation of these provisions, and the counterparties to the derivative instruments could request payments on early termination or demand immediate and ongoing full overnight collateralization on derivative instruments in net liability positions. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that were in a liability position at March 31, 2022 and September 30, 2022 was approximately ¥0.5 trillion and ¥1.2 trillion, respectively, for which the MUFG Group

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
has posted collateral of approximately ¥349 billion and ¥532 billion, respectively, in the normal course of business. The amount of additional collateral and early termination amount which could be requested if the MUFG Group’s debt falls below investment grade was ¥53 billion and ¥60 billion, respectively, as of March 31, 2022 and ¥92 billion and ¥158 billion, respectively, as of September 30, 2022.
13. OBLIGATIONS UNDER GUARANTEES AND OTHER OFF-BALANCE SHEET INSTRUMENTS
Obligations under Guarantees
The MUFG Group provides customers with a variety of guarantees and similar arrangements as described in Note 24 to the consolidated financial statements for the fiscal year ended March 31, 2022. The table below presents the contractual or notional amounts of such guarantees at March 31, 2022 and September 30, 2022:

	March 31, 2022	September 30, 2022
	(in billions)
Standby letters of credit and financial guarantees	¥4,731	¥5,333
Performance guarantees	3,828	4,341
Derivative instruments(1)(2)	39,982	42,782
Liabilities of trust accounts	12,262	14,842
Other	71	103
Total	¥60,874	¥67,401

Notes:	(1)Credit derivatives sold by the MUFG Group are excluded from this presentation.
(2)Derivative instruments that are deemed to be included within the definition of guarantees as prescribed in the guidance on guarantees include certain written options and credit default swaps.
Performance Risk
The MUFG Group monitors performance risk of its guarantees using the same credit rating system utilized for estimating probabilities of default with its loan portfolio. The MUFG Group’s credit rating system is consistent with both the method of evaluating credit risk under Basel III and those of third-party credit rating agencies. On certain underlying referenced credits or entities, ratings are not available. Such referenced credits are included in the “Not rated” category in the following tables.
Presented in the tables below is the maximum potential amount of future payments classified based upon internal credit ratings as of March 31, 2022 and September 30, 2022. The determination of the maximum potential future payments is based on the notional amount of the guarantees without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts do not represent the anticipated losses, if any, on these guarantees.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

At March 31, 2022:	Maximum potential/ Contractual or Notional amount	Amount by borrower grade
		Normal	Close Watch(1)	Likely to become Bankrupt or Legally/ Virtually Bankrupt(1)	Not rated
	(in billions)
Standby letters of credit and financial guarantees	¥4,731	¥4,575	¥121	¥31	¥4
Performance guarantees	3,828	3,706	73	22	27
Total	¥8,559	¥8,281	¥194	¥53	¥31

At September 30, 2022:	Maximum potential/ Contractual or Notional amount	Amount by borrower grade
		Normal	Close Watch(1)	Likely to become Bankrupt or Legally/ Virtually Bankrupt(1)	Not rated
	(in billions)
Standby letters of credit and financial guarantees	¥5,333	¥5,186	¥129	¥17	¥1
Performance guarantees	4,341	4,219	63	25	34
Total	¥9,674	¥9,405	¥192	¥42	¥35

Note:
(1)See Notes of the tables regarding “the maximum potential amount of future payments classified based upon internal credit ratings" in Note 24 to the consolidated financial statements for the fiscal year ended March 31, 2022.

The guarantees that the MUFG Group does not classify based upon internal credit ratings are described in Note 24 to the consolidated financial statements for the fiscal year ended March 31, 2022.
Other Off-balance Sheet Instruments
In addition to obligations under guarantees and similar arrangements set forth above, the MUFG Group issues other off-balance sheet instruments to meet the financial needs of its customers and for other purposes as described in Note 24 to the consolidated financial statements for the fiscal year ended March 31, 2022. The table below presents the contractual amounts with regard to such instruments at March 31, 2022 and September 30, 2022:

	March 31, 2022	September 30, 2022
	(in billions)
Commitments to extend credit	¥82,886	¥87,999
Commercial letters of credit	908	1,088
Commitments to make investments	478	628

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
14. CONTINGENT LIABILITIES
Repayment of Excess Interest
The MUFG Group maintains an allowance for repayment of excess interest based on an analysis of past experience of reimbursement of excess interest, borrowers’ profile, recent trend of borrowers’ claims for reimbursement, and management future forecasts. Management believes that the provision for repayment of excess interest is adequate and the allowance is at the appropriate amount to absorb probable losses, so that the impact of future claims for reimbursement of excess interest will not have a material adverse effect on the MUFG Group’s financial position and results of operations. The allowance for repayment of excess interest established by MUFG’s consumer finance subsidiaries, which was included in Other liabilities, was ¥21,120 and ¥16,060 million as of March 31, 2022 and September 30, 2022, respectively. Provision (reversal) related to the allowance for the six months ended September 30, 2021 and 2022 were not material.
Litigation
In the ordinary course of business, the MUFG Group is subject to various litigation and regulatory matters. In accordance with applicable accounting guidance, the MUFG Group establishes an accrued liability for loss contingencies arising from litigation and regulatory matters when they are determined to be probable in their occurrence and the probable loss amount can be reasonably estimated. Based upon current knowledge and consultation with counsel, management believes the eventual outcome of such litigation and regulatory matters, where losses are probable and the probable loss amounts can be reasonably estimated, would not have a material adverse effect on the MUFG Group’s financial position, results of operations or cash flows. Additionally, management believes the amount of loss that is reasonably possible, but not probable, from various litigation and regulatory matters is not material to the MUFG Group’s financial position, results of operations or cash flows.
15. VARIABLE INTEREST ENTITIES
In the normal course of business, the MUFG Group has financial interests and other contractual obligations in various entities which may be deemed to be VIEs such as asset-backed conduits, various investment funds, special purpose entities created for structured financing, repackaged instruments, entities created for the securitization of the MUFG Group’s assets, and trust arrangements.
See Note 25 to the consolidated financial statements for the fiscal year ended March 31, 2022 for further information about the MUFG Group’s involvements with VIEs.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following tables present the assets and liabilities of consolidated VIEs recorded on the accompanying condensed consolidated balance sheets at March 31, 2022 and September 30, 2022:

Consolidated VIEs	Consolidated assets
At March 31, 2022:	Total	Cash and due from banks	Interest-earning deposits in other banks	Trading account assets	Investment securities	Loans	All other assets
	(in millions)
Asset-backed conduits	¥6,115,286	¥114,679	¥24,959	¥30,114	¥906,109	¥5,016,254	¥23,171
Investment funds	538,336	578	28,021	351,806	55,567	—	102,364
Special purpose entities created for structured financing	192,200	1,694	5,463	7,294	—	119,002	58,747
Repackaged instruments	342,771	4,798	—	134,387	111,711	88,209	3,666
Securitization of the MUFG Group’s assets	10,544,934	—	1,204	—	—	10,526,124	17,606
Trust arrangements	8,581,448	—	—	760,960	1,303,063	6,517,421	4
Other	67,650	465	3,910	22,110	15,684	3,496	21,985
Total consolidated assets before elimination	26,382,625	122,214	63,557	1,306,671	2,392,134	22,270,506	227,543
The amounts eliminated in consolidation	(7,424,058)	(115,486)	(36,175)	(54,363)	(567,242)	(6,619,044)	(31,748)
Total consolidated assets	¥18,958,567	¥6,728	¥27,382	¥1,252,308	¥1,824,892	¥15,651,462	¥195,795

	Consolidated liabilities
	Total	Deposits	Other short-term borrowings	Long-term debt	All other liabilities
	(in millions)
Asset-backed conduits	¥6,091,830	¥—	¥4,443,656	¥1,337,938	¥310,236
Investment funds	29,368	—	—	6,497	22,871
Special purpose entities created for structured financing	101,814	—	—	95,218	6,596
Repackaged instruments	345,606	—	22,791	248,535	74,280
Securitization of the MUFG Group’s assets	10,569,281	—	—	10,102,964	466,317
Trust arrangements	8,581,731	7,063,850	683,346	—	834,535
Other	63,126	—	2,268	39,511	21,347
Total consolidated liabilities before elimination	25,782,756	7,063,850	5,152,061	11,830,663	1,736,182
The amounts eliminated in consolidation	(15,116,977)	(756)	(2,590,224)	(11,378,021)	(1,147,976)
The amount of liabilities with recourse to the general credit of the MUFG Group	(10,081,747)	(7,063,094)	(2,522,255)	(3,411)	(492,987)
Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of the MUFG Group	¥584,032	¥—	¥39,582	¥449,231	¥95,219

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Consolidated VIEs	Consolidated assets
At September 30, 2022:	Total	Cash and due from banks	Interest-earning deposits in other banks	Trading account assets	Investment securities	Loans	All other assets
	(in millions)
Asset-backed conduits	¥6,776,160	¥56,072	¥28,793	¥123,767	¥975,073	¥5,470,418	¥122,037
Investment funds	519,063	336	20,911	357,653	57,370	—	82,793
Special purpose entities created for structured financing	234,811	2,013	2,222	8,532	—	140,410	81,634
Repackaged instruments	387,076	14,334	—	163,928	160,751	47,219	844
Securitization of the MUFG Group’s assets	11,077,555	—	1,203	—	—	11,058,713	17,639
Trust arrangements	7,102,194	—	—	872,829	1,419,479	4,809,882	4
Other	57,420	492	3,726	14,606	15,544	3,193	19,859
Total consolidated assets before elimination	26,154,279	73,247	56,855	1,541,315	2,628,217	21,529,835	324,810
The amounts eliminated in consolidation	(5,844,960)	(56,517)	(29,019)	(143,087)	(663,066)	(4,924,590)	(28,681)
Total consolidated assets	¥20,309,319	¥16,730	¥27,836	¥1,398,228	¥1,965,151	¥16,605,245	¥296,129

	Consolidated liabilities
	Total	Deposits	Other short-term borrowings	Long-term debt	All other liabilities
	(in millions)
Asset-backed conduits	¥6,690,554	¥—	¥5,028,735	¥1,313,354	¥348,465
Investment funds	7,436	—	—	7,293	143
Special purpose entities created for structured financing	117,495	—	—	113,236	4,259
Repackaged instruments	391,007	—	18,154	267,440	105,413
Securitization of the MUFG Group’s assets	11,101,594	—	—	10,604,347	497,247
Trust arrangements	7,102,377	5,449,185	702,270	—	950,922
Other	53,122	—	1,883	31,961	19,278
Total consolidated liabilities before elimination	25,463,585	5,449,185	5,751,042	12,337,631	1,925,727
The amounts eliminated in consolidation	(15,850,216)	(2,966)	(2,647,997)	(11,905,225)	(1,294,028)
The amount of liabilities with recourse to the general credit of the MUFG Group	(9,097,535)	(5,446,219)	(3,063,374)	(29,752)	(558,190)
Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of the MUFG Group	¥515,834	¥—	¥39,671	¥402,654	¥73,509
In general, the creditors or beneficial interest holders of consolidated VIEs have recourse not only to the assets of those VIEs of which they are creditors or beneficial interest holders, but also to other assets of the MUFG Group, since the MUFG Group is also contractually required to provide credit enhancement or program-wide liquidity to these VIEs.
The following tables present the total assets of non-consolidated VIEs, the maximum exposure to loss resulting from the MUFG Group’s involvement with non-consolidated VIEs, and the assets and liabilities which relate to the MUFG’s variable interests in non-consolidated VIEs at March 31, 2022 and September 30, 2022:

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Non-consolidated VIEs			On-balance sheet assets					On-balance sheet liabilities
At March 31, 2022:	Total assets	Maximum exposure	Total	Trading account assets	Investment securities	Loans	All other assets	Total	All other liabilities
	(in millions)
Asset-backed conduits	¥27,325,711	¥6,010,143	¥4,858,210	¥—	¥1,756,122	¥3,102,088	¥—	¥520	¥520
Investment funds	112,262,392	3,352,266	2,622,407	328,963	622,967	1,628,737	41,740	4,507	4,507
Special purpose entities created for structured financing	42,312,881	4,829,867	3,275,008	234,384	20,854	3,012,252	7,518	25,424	25,424
Repackaged instruments	7,533,839	3,627,418	3,448,224	563,524	2,424,602	373,834	86,264	1,590	1,590
Other	74,119,635	3,474,163	2,402,341	170,859	7,552	2,139,751	84,179	28,128	28,128
Total	¥263,554,458	¥21,293,857	¥16,606,190	¥1,297,730	¥4,832,097	¥10,256,662	¥219,701	¥60,169	¥60,169

Non-consolidated VIEs			On-balance sheet assets					On-balance sheet liabilities
At September 30, 2022:	Total assets	Maximum exposure	Total	Trading account assets	Investment securities	Loans	All other assets	Total	All other liabilities
	(in millions)
Asset-backed conduits	¥33,736,781	¥7,289,764	¥5,722,762	¥—	¥1,957,516	¥3,765,246	¥—	¥3,928	¥3,928
Investment funds	64,892,164	4,219,171	3,233,231	236,890	729,707	2,221,423	45,211	9,768	9,768
Special purpose entities created for structured financing	58,613,172	5,906,736	3,896,609	127,189	27,561	3,725,604	16,255	158,234	158,234
Repackaged instruments	9,383,684	4,574,788	4,256,915	950,867	2,724,026	472,931	109,091	5,225	5,225
Other	94,968,843	4,122,095	2,708,089	198,042	7,552	2,408,324	94,171	56,249	56,249
Total	¥261,594,644	¥26,112,554	¥19,817,606	¥1,512,988	¥5,446,362	¥12,593,528	¥264,728	¥233,404	¥233,404
Maximum exposure to loss on each type of entity is determined based on the carrying amount of any on-balance sheet assets and any off-balance sheet liabilities held, net of any recourse liabilities. Therefore, the maximum exposure to loss represents the maximum loss the MUFG Group could possibly incur at each balance sheet date and does not reflect the likelihood of such a loss being incurred. The difference between the amount of on-balance sheet assets and the maximum exposure to loss primarily comprises the remaining undrawn commitments.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
16. FEES AND COMMISSIONS INCOME
Disaggregation of Contract Revenue
Details of fees and commissions income for the six months ended September 30, 2021 and 2022 are as follows:

	2021	2022
	(in millions)
Fees and commissions on deposits	¥25,847	¥27,784
Fees and commissions on remittances and transfers	83,029	73,627
Fees and commissions on foreign trading business	33,903	35,165
Fees and commissions on credit card business	99,738	111,697
Fees and commissions on security-related services	132,161	107,541
Fees and commissions on administration and management services for investment funds	145,660	133,070
Trust fees	66,120	66,832
Guarantee fees(1)	22,431	23,481
Insurance commissions	20,763	22,259
Fees and commissions on real estate business	20,392	21,984
Other fees and commissions(2)	148,021	164,202
Total	¥798,065	¥787,642

Notes:	(1)Guarantee fees are not within the scope of the guidance on revenue from contracts with customers
(2)Other fees and commissions include non-refundable financing related fees that are not within the scope of the guidance on revenue from contracts with customers.
The following is an explanation of the relationship with revenue information disclosed for each reportable segment.
These revenues from contracts with customers are related to various reportable segments disclosed in Note 17. The business segment information is derived from the internal management reporting system used by management to measure the performance of the MUFG Group’s business segments. In addition, the business segment information is primarily based on the financial information prepared in accordance with accounting principles generally accepted in Japan as adjusted in accordance with internal management accounting rules and practices. Further, the format and information as disclosed in Note 17 are not consistent with the accompanying condensed consolidated financial statements prepared on the basis of U.S. GAAP. For example, management does not use information on segments’ gross revenue to allocate resources and assess performance.
The majority of fees and commissions on deposits are attributable to Digital Service Business Group (“DS”) and Global Commercial Banking Business Group (“GCB”) with no significant concentration in any particular segments.
The business activities relevant to fees and commissions on remittances and transfers are attributable to DS, Retail & Commercial Banking Business Group (“R&C”), Japanese Corporate Investment Banking Business Group (“JCIB”), Global Corporate Investment Banking Business Group (“GCIB”), and GCB with no significant concentration in any particular segments.
The business activities relevant to fees and commissions on foreign trading business are attributable to DS, R&C, JCIB, GCIB, and GCB with no significant concentration in any particular segments.
The business activities relevant to fees and commissions on credit card business are substantially attributable to DS.
The majority of fees and commissions on security-related services are from the business activities relevant to R&C, with JCIB and GCIB providing a smaller impact.
The business activities relevant to fees and commissions on administration and management services for investment funds are substantially attributable to Asset Management & Investor Service Business Group (“AM/IS”).

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
The business activities relevant to trust fees are attributable to R&C, JCIB, and AM/IS with no significant concentration in any particular segments.
The majority of insurance commissions are from the business activities relevant to DS, R&C, JCIB, and GCB with no significant concentration in any particular segments.
The business activities relevant to fees and commissions on real estate business are attributable to R&C and JCIB with no significant concentration in any particular segments.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
17. BUSINESS SEGMENTS
The reportable segments of the MUFG Group are subject to the periodical review by the Executive Committee, which represents the MUFG Group’s chief operating decision maker, to determine the allocation of management resources and assess performance. The MUFG Group has established its business units according to the characteristics of customers and the nature of the underlying business. Each business unit engages in business activities based on comprehensive strategies developed for and aimed at respective targeted customers and businesses. The business segment information is primarily based on the financial information prepared in accordance with accounting principles generally accepted in Japan as adjusted in accordance with internal management accounting rules and practices. Accordingly, the format and information are not consistent with the accompanying condensed consolidated financial statements prepared on the basis of U.S. GAAP. A reconciliation is provided for the total amounts of segments’ operating profit with income before income tax expense under U.S. GAAP. The MUFG Group do not use information on the segments’ total assets to allocate its resources and assess performance. Accordingly, business segment information on total assets is not presented. However, in order to ensure more efficient management of resources, and to strengthen controls on profits and losses in each business group, the MUFG Group has allocated reasonably allocable fixed assets of MUFG Bank on a stand-alone basis and Mitsubishi UFJ Trust and Banking on a standalone basis to each business unit of such subsidiaries starting from March 31, 2022. Accordingly, such fixed assets allocated to business groups are presented below.
The MUFG Group integrated the operations of its consolidated subsidiaries into seven business segments.—Digital Service, Retail & Commercial Banking, Japanese Corporate & Investment Banking, Global Commercial Banking, Asset Management & Investor Services, Global Corporate & Investment Banking, and Global Markets.
The following is a brief explanation of the MUFG Group’s business segments:
Digital Service Business Group—Covers digital-based non-face-to-face businesses servicing "mass-segment" customers, or retail customers and small and medium-sized enterprise customers, of Mitsubishi UFJ NICOS, other consumer financing companies, and MUFG Bank in Japan.
Retail & Commercial Banking Business Group—Covers the domestic retail and commercial banking businesses. This business group mainly offers retail customers (with a strategic focus on high net-worth individuals) and small and medium-sized enterprise customers in Japan an extensive array of commercial banking, trust banking and securities products and services.
Japanese Corporate & Investment Banking Business Group—Covers the large Japanese corporate businesses. This business group offers large Japanese corporations advanced financial solutions designed to respond to their diversified and globalized needs and to contribute to their business and financial strategies through the global network of the MUFG group companies.
Global Commercial Banking Business Group—Covers the retail and commercial banking businesses of MUFG Union Bank, Krungsri and PT Bank Danamon Indonesia, Tbk. This business group offers a comprehensive array of financial products and services such as loans, deposits, fund transfers, investments and asset management services for local retail, small and medium-sized enterprise, and corporate customers across the Asia-Pacific region.
Asset Management & Investor Services Business Group—Covers the asset management and asset administration businesses of Mitsubishi UFJ Trust and Banking, MUFG Bank and First Sentier Investors. By integrating the trust banking expertise of Mitsubishi UFJ Trust and Banking and the global strengths of MUFG Bank, the business group offers a full range of asset management and administration services for corporations and pension funds, including pension fund management and administration, advice on pension structures, and payments to beneficiaries, and also offer investment trusts for retail customers.
Global Corporate & Investment Banking Business Group—Covers the global corporate, investment and transaction banking businesses of MUFG Bank and Mitsubishi UFJ Securities Holdings. Through a global network of offices and branches, this business group provides large non-Japanese corporate and financial institution customers outside Japan with a comprehensive set of solutions that meet their increasingly diverse and sophisticated financing needs.
Global Markets Business Group—Covers the customer business and the treasury operations of MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Securities Holdings. The customer business includes sales and trading in fixed income instruments, currencies, equities and other investment products as well as origination and distribution of financial products. The treasury operations include asset and liability management as well as global investments for the MUFG Group.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
Other—Consists mainly of the corporate centers of MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Morgan Stanley Securities. The elimination of duplicated amounts of net revenues among business segments is also reflected in Other.
The MUFG Group made modifications to its internal management accounting rules and practices, effective April 1, 2022, including reallocation of au Kabucom Securities Co., Ltd., an internet securities subsidiary, to the Digital Service Business Group from the Retail & Commercial Banking Business Group as well as updates to internal booking rules relating to certain net fees and other net revenue in the customer business groups and corresponding adjustments in Other. There was no impact on Asset Management & Investor Services Business Group.
These modifications had the following impact on its previously reported business segment information for the six months ended September 30, 2021:
•increasing the operating profits of the Digital Service Business Group, the Global Corporate & Investment Banking Business Group, the Global Commercial Banking Business Group and the Japanese Corporate & Investment Banking Business Group by ¥5.8 billion, ¥2.6 billion, ¥0.6 billion and ¥0.5 billion respectively, and
•reducing the operating profits of the Retail & Commercial Banking Business Group, Other and the Global Markets Business Group by ¥6.0 billion, ¥1.9 billion and ¥1.4 billion, respectively.
Prior period business segment information has been restated to enable comparison between the relevant amounts for six months ended September 30, 2021 and 2022.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Customer Business
	Digital Service Business Group	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total	Global Markets Business Group	Other	Total
	(in billions)
Six months ended September 30, 2021:
Net revenue:	¥372.4	¥279.2	¥265.8	¥374.1	¥176.0	¥235.7	¥1,703.2	¥280.8	¥23.0	¥2,007.0
BK and TB(1):	132.4	181.8	206.4	0.9	52.7	155.9	730.1	192.1	72.4	994.6
Net interest income	111.7	82.5	97.2	0.9	4.1	74.2	370.6	127.6	84.1	582.3
Net fees	19.3	89.8	87.2	—	48.5	74.3	319.1	(3.6)	(22.9)	292.6
Other	1.4	9.5	22.0	—	0.1	7.4	40.4	68.1	11.2	119.7
Other than BK and TB	240.0	97.4	59.4	373.2	123.3	79.8	973.1	88.7	(49.4)	1,012.4
Operating expenses	278.3	245.5	156.9	263.9	118.3	140.8	1,203.7	119.6	49.4	1,372.7
Operating profit (loss)	¥94.1	¥33.7	¥108.9	¥110.2	¥57.7	¥94.9	¥499.5	¥161.2	¥(26.4)	¥634.3
Six months ended September 30, 2022:
Net revenue:	¥371.1	¥281.9	¥346.1	¥447.4	¥177.2	¥345.2	¥1,968.9	¥360.6	¥15.4	¥2,344.9
BK and TB(1):	126.6	192.7	278.5	27.3	53.0	247.2	925.3	225.6	25.2	1,176.1
Net interest income	107.7	90.5	153.1	27.3	5.3	114.2	498.1	580.5	81.4	1,160.0
Net fees	17.6	87.5	92.4	—	47.8	114.2	359.5	(8.6)	(30.0)	320.9
Other	1.3	14.7	33.0	—	(0.1)	18.8	67.7	(346.3)	(26.2)	(304.8)
Other than BK and TB	244.5	89.2	67.6	420.1	124.2	98.0	1,043.6	135.0	(9.8)	1,168.8
Operating expenses	261.9	226.5	166.0	305.0	123.4	168.4	1,251.2	135.3	68.8	1,455.3
Operating profit (loss)	¥109.2	¥55.4	¥180.1	¥142.4	¥53.8	¥176.8	¥717.7	¥225.3	¥(53.4)	¥889.6
Fixed assets(2)	¥147.5	¥199.1	¥157.1	¥1.2	¥13.7	¥134.5	¥653.1	¥108.7	¥541.5	¥1,303.3
Increase in fixed assets(3)	¥15.2	¥21.0	¥17.7	¥0.4	¥3.2	¥9.7	¥67.2	¥10.4	¥9.6	¥87.2
Depreciation(3)	¥5.1	¥11.0	¥18.0	¥0.1	¥2.8	¥15.5	¥52.5	¥13.3	¥8.8	¥74.6

Notes:	(1)“BK and TB” is a sum of MUFG Bank on a stand-alone basis (BK) and Mitsubishi UFJ Trust and Banking on a stand-alone basis (TB).

(2)Fixed assets in the above table are based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices, and it corresponds to the U.S. GAAP amounts of premises and equipment-net, intangible assets-net and goodwill of BK and TB. Fixed assets of MUFG and other consolidated subsidiaries and Japanese GAAP consolidation adjustments amounting to ¥1,422.4 billion are not allocated to each business segment when determining the allocation of management resources and assessing performance, therefore such amounts are not included in the table above.

(3)These amounts are related to BK and TB.
Reconciliation
As set forth above, the measurement basis and the income and expense items of the internal management reporting system are different from the accompanying condensed consolidated statements of operations. Therefore, it is impracticable to present reconciliations of all of the business segments’ information, other than operating profit, to corresponding items in the accompanying condensed consolidated statements of operations.
A reconciliation of operating profit and fixed assets under the internal management reporting system for the six months ended September 30, 2021 and 2022 above to income before income tax expense shown in the accompanying condensed consolidated statements of operations and the total amount of premises and equipment-net, intangible assets-net and goodwill are as follows:

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Six months ended September 30,
	2021	2022
	(in billions)
Operating profit:	¥634	¥890
Reversal of credit losses	11	98
Foreign exchange losses—net	(46)	(165)
Trading account profits (losses) —net	4	(1,670)
Equity investment securities gains (losses)—net	289	(433)
Debt investment securities gains (losses)—net	(24)	199
Equity in earnings of equity method investees—net	216	187
Reversal of off-balance sheet credit instruments	6	12
Reversal of impairment of assets held for sale	—	134
Loss on valuation adjustment for loans held for sale	—	(209)
Other—net	(39)	(335)
Income (loss) before income tax expense (benefit)	¥1,051	¥(1,292)
Fixed assets:	¥—	¥1,303
U.S. GAAP adjustments and other	—	1,088
Premises and equipment-net, Intangible assets-net and Goodwill	¥—	¥2,391

18. FAIR VALUE
For a discussion and explanation of the MUFG Group’s valuation methodologies for assets and liabilities measured at fair value and the fair value hierarchy, see Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2022. During the six months ended September 30, 2022, there were no changes to the MUFG Group’s valuation methodologies that had a material impact on the MUFG Group’s financial position and results of operations.
Assets and Liabilities Measured at Fair Value on a Recurring Basis
The following tables present the financial instruments carried at fair value by level within the fair value hierarchy as of March 31, 2022 and September 30, 2022:

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	At March 31, 2022
	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥17,170,976	¥13,998,654	¥797,997	¥31,967,627
Debt securities
Japanese national government and Japanese government agency bonds	7,927,707	344,034	—	8,271,741
Japanese prefectural and municipal bonds	—	132,097	—	132,097
Foreign government and official institution bonds	7,606,345	471,163	1,711	8,079,219
Corporate bonds	3,198	2,664,869	683	2,668,750
Residential mortgage-backed securities	—	6,792,386	—	6,792,386
Commercial mortgage-backed securities	—	7,402	—	7,402
Asset-backed securities	—	1,210,875	315,231	1,526,106
Other debt securities	—	—	313,166	313,166
Commercial paper	—	1,271,921	—	1,271,921
Equity securities(2)	1,633,726	1,103,907	167,206	2,904,839
Trading derivative assets	201,860	10,204,531	115,040	10,521,431
Interest rate contracts	121,584	5,268,790	54,309	5,444,683
Foreign exchange contracts	2,514	4,788,739	9,560	4,800,813
Equity contracts	77,762	47,207	25,979	150,948
Commodity contracts	—	88	21,984	22,072
Credit derivatives	—	99,707	2,808	102,515
Other(7)	—	—	400	400
Investment securities:
Available-for-sale debt securities	32,672,696	12,912,810	212,936	45,798,442
Japanese national government and Japanese government agency bonds	30,989,319	3,338,445	—	34,327,764
Japanese prefectural and municipal bonds	—	4,146,144	—	4,146,144
Foreign government and official institution bonds	1,683,377	936,076	11,890	2,631,343
Corporate bonds	—	1,087,059	3,089	1,090,148
Residential mortgage-backed securities	—	900,392	15	900,407
Asset-backed securities	—	1,464,041	124,379	1,588,420
Other debt securities	—	30,016	73,563	103,579
Commercial paper	—	1,010,637	—	1,010,637
Equity securities	4,834,102	152,041	55,883	5,042,026
Marketable equity securities	4,834,102	152,041	—	4,986,143
Nonmarketable equity securities(3)	—	—	55,883	55,883
Other(4)	1,434,046	38,574	4,912	1,477,532
Assets held for sale	421,450	2,791,372	78,521	3,291,343
Investment securities	409,618	2,713,377	65,262	3,188,257
Other	11,832	77,995	13,259	103,086
Total	¥56,735,130	¥40,097,982	¥1,265,289	¥98,098,401

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	At March 31, 2022
	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Liabilities
Trading account liabilities:
Trading securities sold, not yet purchased	¥57,371	¥2,455	¥—	¥59,826
Trading derivative liabilities	217,570	10,697,699	43,951	10,959,220
Interest rate contracts	19,841	5,615,033	16,816	5,651,690
Foreign exchange contracts	4,017	4,901,054	2,097	4,907,168
Equity contracts	193,712	80,806	2,559	277,077
Commodity contracts	—	—	22,029	22,029
Credit derivatives	—	100,806	79	100,885
Other(7)	—	—	371	371
Obligation to return securities received as collateral(5)	6,670,482	155,733	—	6,826,215
Other(6)	—	525,135	16,463	541,598
Liabilities held for sale	852	50,744	1,603	53,199
Other	852	50,744	1,603	53,199
Total	¥6,946,275	¥11,431,766	¥62,017	¥18,440,058

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	At September 30, 2022
	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥14,646,970	¥15,320,546	¥1,224,931	¥31,192,447
Debt securities
Japanese national government and Japanese government agency bonds	7,642,083	338,856	—	7,980,939
Japanese prefectural and municipal bonds	—	133,683	—	133,683
Foreign government and official institution bonds	5,946,406	570,711	1,271	6,518,388
Corporate bonds	2,697	2,630,231	—	2,632,928
Residential mortgage-backed securities	—	6,697,130	—	6,697,130
Commercial mortgage-backed securities	—	13,296	—	13,296
Asset-backed securities	—	1,463,922	696,378	2,160,300
Other debt securities	—	—	358,152	358,152
Commercial paper	—	2,228,399	—	2,228,399
Equity securities(2)	1,055,784	1,244,318	169,130	2,469,232
Trading derivative assets	215,676	16,233,426	75,057	16,524,159
Interest rate contracts	131,421	7,017,623	14,920	7,163,964
Foreign exchange contracts	2,822	9,040,047	10,385	9,053,254
Equity contracts	81,433	94,454	27,090	202,977
Commodity contracts	—	9	18,135	18,144
Credit derivatives	—	81,293	3,870	85,163
Other(7)	—	—	657	657
Investment securities:
Available-for-sale debt securities	30,609,047	12,360,105	272,294	43,241,446
Japanese national government and Japanese government agency bonds	28,582,282	3,400,486	—	31,982,768
Japanese prefectural and municipal bonds	—	3,936,890	—	3,936,890
Foreign government and official institution bonds	2,026,765	1,002,513	—	3,029,278
Corporate bonds	—	1,047,754	6,279	1,054,033
Residential mortgage-backed securities	—	978,365	15	978,380
Asset-backed securities	—	1,714,336	182,418	1,896,754
Other debt securities	—	188,757	83,582	272,339
Commercial Paper	—	91,004	—	91,004
Equity securities	4,360,147	133,468	68,620	4,562,235
Marketable equity securities	4,360,147	132,453	—	4,492,600
Nonmarketable equity securities(3)	—	1,015	68,620	69,635
Other(4)	1,166,466	54,127	96,161	1,316,754
Assets held for sale	509,597	2,927,191	85,301	3,522,089
Investment securities	505,221	2,832,178	63,796	3,401,195
Other	4,376	95,013	21,505	120,894
Total	¥51,507,903	¥47,028,863	¥1,822,364	¥100,359,130

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	At September 30, 2022
	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Liabilities
Trading account liabilities:
Trading securities sold, not yet purchased	¥167,804	¥8,681	¥—	¥176,485
Trading derivative liabilities	156,629	17,420,335	50,175	17,627,139
Interest rate contracts	25,850	8,323,000	23,447	8,372,297
Foreign exchange contracts	902	8,920,538	2,986	8,924,426
Equity contracts	129,877	72,175	5,254	207,306
Commodity contracts	—	—	18,161	18,161
Credit derivatives	—	104,622	49	104,671
Other(7)	—	—	278	278
Obligation to return securities received as collateral(5)	6,460,545	217,604	73,595	6,751,744
Other(6)	—	248,171	121,484	369,655
Liabilities held for sale	176	128,777	676	129,629
Other	176	128,777	676	129,629
Total	¥6,785,154	¥18,023,568	¥245,930	¥25,054,652

Notes:	(1)Includes securities measured under the fair value option.

(2)Excludes certain investments valued at net asset value of private equity funds whose fair values at March 31, 2022 were ¥179,278 million and those at September 30, 2022 were ¥218,043 million, respectively. The amounts of unfunded commitments related to these private equity funds at March 31, 2022 were ¥110,360 million, and those at September 30, 2022 were ¥178,960 million, respectively. For the nature and details of these investments, see Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2022.

(3)Excludes certain investments valued at net asset value of real estate funds and private equity and other funds whose fair values at March 31, 2022 were ¥30,142 million and ¥39,462 million, respectively, and those at September 30, 2022 were ¥31,224 million and ¥41,327 million, respectively. The amounts of unfunded commitments related to these real estate funds and private equity and other funds at March 31, 2022 were ¥1,011 million and nil, respectively, and those at September 30, 2022 were ¥1,154 million and nil, respectively. For the nature and details of these investments, see Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2022.

(4)Mainly comprises securities received as collateral that may be sold or repledged under securities lending transactions and money in trust for segregating cash deposited by customers on security transactions.

(5)Included in Other liabilities.
(6)Includes other short-term borrowings, long-term debt, bifurcated embedded derivatives carried at fair value and derivative liabilities designated as hedging instruments.
(7)Includes certain derivatives such as earthquake derivatives.
Changes in Level 3 Recurring Fair Value Measurements
The following tables present a reconciliation of the assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the six months ended September 30, 2021 and 2022. The determination to classify a financial instrument within Level 3 is based upon the significance of the unobservable inputs to overall fair value measurement. However, Level 3 financial instruments typically include, in addition to the unobservable or Level 3 input, observable inputs (inputs that are actively quoted and can be validated to external sources). Accordingly, the gains and losses in the tables below include changes in fair value due in part to observable inputs used in the valuation techniques.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

		Total gains (losses) for the period												Change in unrealized gains (losses) for assets and liabilities still held at September 30, 2021
	March 31, 2021	Included in earnings		Included in other comprehensive income	Purchases	Issues	Sales	Settlements	Transfers into Level 3		Transfers out of Level 3		September 30, 2021(10)
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥756,413	¥4,592	(2)	¥—	¥268,583	¥—	¥(71,430)	¥(259,220)	¥660		¥—		¥699,598	¥4,423	(2)
Debt securities
Foreign government and official institution bonds	1,280	210		—	28,427	—	(28,469)	(15)	—		—		1,433	(16)
Corporate bonds	77	(69)		—	125	—	(100)	—	650		—		683	(69)
Residential mortgage-backed securities	1,000	(2)		—	41,844	—	(42,823)	(19)	—		—		—	—
Asset-backed securities	336,811	4,193		—	166,760	—	—	(251,750)	—		—		256,014	5,297
Other debt securities	277,635	2,317		—	—	—	—	—	—		—		279,952	2,317
Equity securities	139,610	(2,057)		—	31,427	—	(38)	(7,436)	10		—		161,516	(3,106)
Trading derivatives—net	25,027	17,711	(2)	1,113	36	(355)	—	(9,069)	(463)		(5,524)		28,476	15,161	(2)
Interest rate contracts—net	14,179	3,916		653	—	—	—	2,634	8		198		21,588	3,764
Foreign exchange contracts—net	7,283	302		147	21	—	—	773	(471)		(5,857)		2,198	369
Equity contracts—net	623	13,378		319	15	—	—	(12,327)	—		135		2,143	10,907
Commodity contracts—net	(63)	16		(6)	—	—	—	—	—		—		(53)	16
Credit derivatives—net	2,271	113		—	—	—	—	(149)	—		—		2,235	113
Other—net(9)	734	(14)		—	—	(355)	—	—	—		—		365	(8)
Investment securities:
Available-for-sale debt securities	289,616	(618)	(3)	22,746	118,700	—	—	(170,482)	15,653		(110)		275,505	7,452	(3)
Foreign government and official institution bonds	16,718	—		1,104	4,805	—	—	(5,159)	—		—		17,468	(30)
Corporate bonds	162	(326)		68	557	—	—	(57)	2,854		(110)		3,148	(261)
Residential mortgage-backed securities	15	—		—	—	—	—	—	—		—		15	—
Commercial mortgage-backed securities	1,599	—		104	—	—	—	(524)	—		—		1,179	9
Asset-backed securities	136,920	(292)		8,690	113,311	—	—	(141,823)	—		—		116,806	3,495
Other debt securities	134,202	—		12,780	27	—	—	(22,919)	12,799	(8)	—		136,889	4,239
Equity securities	45,569	2,588	(3)	—	3,602	—	(1,317)	—	130		(422)		50,150	1,614	(3)
Nonmarketable equity securities	45,569	2,588		—	3,602	—	(1,317)	—	130		(422)		50,150	1,614
Other	18,784	(1,383)	(7)	986	1,758	—	(4,523)	(57)	—		(21)		15,544	(1,382)	(7)
Total	¥1,135,409	¥22,890		¥24,845	¥392,679	¥(355)	¥(77,270)	¥(438,828)	¥15,980		¥(6,077)		¥1,069,273	¥27,268
Liabilities
Other	¥(2,212)	¥(8,176)	(4)	¥(2,341)	¥—	¥8,145	¥—	¥(12,450)	¥6,809	(6)	¥(7,233)	(6)	¥3,576	¥(2,656)	(4)
Total	¥(2,212)	¥(8,176)		¥(2,341)	¥—	¥8,145	¥—	¥(12,450)	¥6,809		¥(7,233)		¥3,576	¥(2,656)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

		Total gains (losses) for the period												Change in unrealized gains (losses) for assets and liabilities still held at September 30, 2022
	March 31, 2022	Included in earnings		Included in other comprehensive income	Purchases	Issues	Sales	Settlements	Transfers into Level 3		Transfers out of Level 3		September 30, 2022
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥797,997	¥125,172	(2)	¥—	¥333,302	¥—	¥(21,408)	¥(9,255)	¥—		¥(877)		¥1,224,931	¥121,950	(2)
Debt securities
Foreign government and official institution bonds	1,711	57		—	5,712	—	(5,765)	(250)	—		(194)		1,271	5
Corporate bonds	683	—		—	—	—	—	—	—		(683)		—	—
Asset-backed securities	315,231	72,667		—	324,375	—	(15,636)	(259)	—		—		696,378	71,580
Other debt securities	313,166	44,986		—	—	—	—	—	—		—		358,152	44,986
Equity securities	167,206	7,462		—	3,215	—	(7)	(8,746)	—		—		169,130	5,379
Trading derivatives—net	71,089	(24,159)	(2)	1,775	612	(334)	—	(19,889)	20,791		(25,003)		24,882	(21,160)	(2)
Interest rate contracts—net	37,493	(39,744)		30	—	—	—	(1,901)	20,612	(5)	(25,017)	(5)	(8,527)	(33,999)
Foreign exchange contracts—net	7,463	3,509		392	—	—	—	(4,200)	179		56		7,399	1,705
Equity contracts—net	23,420	10,723		1,355	19	—	—	(13,639)	—		(42)		21,836	9,785
Commodity contracts—net	(45)	26		(2)	—	—	—	(5)	—		—		(26)	27
Credit derivatives—net	2,729	1,236		—	—	—	—	(144)	—		—		3,821	1,232
Other—net(9)	29	91		—	593	(334)	—	—	—		—		379	90
Investment securities:
Available-for-sale debt securities	212,936	(1,096)	(3)	30,227	170,610	—	—	(141,788)	1,405		—		272,294	23,794	(3)
Foreign government and official institution bonds	11,890	—		(925)	128	—	—	(11,093)	—		—		—	—
Corporate bonds	3,089	(42)		210	1,824	—	—	(57)	1,255		—		6,279	165
Residential mortgage-backed securities	15	—		—	—	—	—	—	—		—		15	—
Asset-backed securities	124,379	(1,125)		21,490	168,312	—	—	(130,638)	—		—		182,418	14,106
Other debt securities	73,563	71		9,452	346	—	—	—	150		—		83,582	9,523
Equity securities	55,883	1,881	(3)	495	9,884	—	(1,336)	(806)	2,855		(236)		68,620	1,737	(3)
Nonmarketable equity securities	55,883	1,881		495	9,884	—	(1,336)	(806)	2,855		(236)		68,620	1,737
Other	4,912	357	(7)	(3)	89,081	—	—	(111)	1,925		—		96,161	357	(7)
Assets held for sale	76,918	3,928	(11)	13,071	1,120	—	(1,158)	(9,254)	—		—		84,625	15,113	(11)
Investment securities	65,262	(1,261)		10,114	93	—	(1,158)	(9,254)	—		—		63,796	7,456
Other	11,656	5,189		2,957	1,027	—	—	—	—		—		20,829	7,657
Total	¥1,219,735	¥106,083		¥45,565	¥604,609	¥(334)	¥(23,902)	¥(181,103)	¥26,976		¥(26,116)		¥1,771,513	¥141,791
Liabilities
Obligation to return securities received as collateral	¥—	¥—		¥—	¥—	¥73,595	¥—	¥—	¥—		¥—		¥73,595	¥—
Other	16,463	54,070	(4)	(10,269)	—	54,527	—	(19,043)	116,892	(6)	(3,554)	(6)	121,484	58,483	(4)
Total	¥16,463	¥54,070		¥(10,269)	¥—	¥128,122	¥—	¥(19,043)	¥116,892		¥(3,554)		¥195,079	¥58,483

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Notes:	(1)Includes Trading securities measured under the fair value option.
(2)Included in Trading account profits (losses)—net and Foreign exchange gains (losses)—net.
(3)Included in Investment securities gains (losses)—net and Other comprehensive income (loss), net of tax—net.
(4)Included in Trading account profits (losses)—net.

(5)For the six months ended September 30, 2022, transfers into Level 3 for Interest rate contracts—net were mainly caused by changes in the impact of unobservable input to the entire fair value measurement. Unobservable inputs include loss given default. Transfers out of Level 3 for Interest rate contracts—net were mainly caused by changes in the impact of unobservable inputs to the fair value measurement of the multi-callable swaps.

(6)Transfers into (out of) Level 3 for long-term debt in Other were mainly caused by the decrease (increase) in the observability of the key inputs to the valuation models and a corresponding increase (decrease) in the significance of the unobservable inputs.

(7)Included in Fees and commissions income and Other non-interest income.
(8)Transfers relate to the reclassification of certain securities.
(9)Includes certain derivatives such as earthquake derivatives.

(10)Fair value amounts in this table include those relating to transferred business of MUFG Union Bank, such as Available-for-sale debt securities of ¥67,266 million and Other of ¥12,053 million, which are included in Other assets, in the accompanying condensed consolidated balance sheets at September 30, 2021. See Note 2 for more information.

(11)Included in Investment securities gains (losses)—net, Trading account profits (losses)—net, Fees and commissions income and Other comprehensive income (loss), net of tax—net.
Quantitative Information about Level 3 Fair Value Measurements
The following tables present information on the valuation techniques, significant unobservable inputs and their ranges for each major category of assets and liabilities measured at fair value on a recurring basis and classified in Level 3:

At March 31, 2022	Fair value(1)	Valuation technique	Significant unobservable inputs	Range			Weighted average(2)
	(in millions)
Assets
Trading securities, Investment securities and Other assets:
Foreign government and official institution bonds	¥17,297	Return on equity method	Probability of default	0.2%	~	1.8%	0.5%
			Recovery rate	35.0%	~	70.0%	64.4%
			Market-required return on capital	10.0%			10.0%
Residential mortgage-backed securities, Commercial mortgage-backed securities and Asset-backed securities	98,325	Discounted cash flow	Recovery rate	100.0%			100.0%
	238,864	Internal model(4)	Asset correlations	3.0%			3.0%
			Discount factor	0.6%	~	1.0%	0.9%
			Prepayment rate	29.0%			29.0%
			Probability of default	0.0%	~	85.4%	—	(3)
			Recovery rate	69.9%			69.9%
Other debt securities	369,445	Discounted cash flow	Liquidity premium	0.9%	~	3.2%	2.8%
	58,677	Return on equity method	Probability of default	0.1%	~	8.0%	0.4%
			Recovery rate	60.0%	~	90.0%	82.7%
			Market-required return on capital	8.0%	~	10.0%	9.9%

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

At March 31, 2022	Fair value(1)	Valuation technique	Significant unobservable inputs	Range			Median(2)
	(in millions)
Trading derivatives—net:
Interest rate contracts—net	35,195	Option model	Correlation between interest rates	30.0%	~	62.9%	45.6%
			Correlation between interest rate and foreign exchange rate	15.3%	~	60.0%	41.0%
			Volatility	0.0%	~	100.0%	61.9%
Foreign exchange contracts—net	7,463	Option model	Correlation between interest rates	10.0%	~	70.0%	51.5%
			Correlation between interest rate and foreign exchange rate	0.0%	~	60.0%	37.4%
			Correlation between foreign exchange rates	50.0%	~	70.6%	66.4%
			Volatility	9.0%	~	21.7%	13.3%
Equity contracts—net	772	Option model	Correlation between foreign exchange rate and equity	(58.4)%	~	55.0%	23.1%
			Correlation between equities	2.4%	~	95.0%	51.4%
			Volatility	26.0%	~	38.0%	31.8%
	22,648	Discounted cash flow	Term of litigation	1.8 years			1.8 years

At September 30, 2022	Fair value(1)	Valuation technique	Significant unobservable inputs	Range			Weighted average(2)
	(in millions)
Assets
Trading securities, Investment securities and Other assets:
Foreign government and official institution bonds	¥5,835	Return on equity method	Probability of default	0.6%	~	1.8%	0.7%
			Recovery rate	35.0%	~	80.0%	70.9%
			Market-required return on capital	8.0%	~	10.0%	10.0%
Residential mortgage-backed securities, Commercial mortgage-backed securities and Asset-backed securities	97,896	Discounted cash flow	Recovery rate	100.0%			100.0%
	612,726	Internal model(4)	Asset correlations	3.0%			3.0%
			Discount factor	1.0%	~	1.7%	1.5%
			Prepayment rate	18.1%			18.1%
			Probability of default	0.0%	~	99.0%	—	(3)
			Recovery rate	69.3%			69.3%
Other debt securities	423,731	Discounted cash flow	Liquidity premium	0.8%	~	3.2%	2.8%
	57,962	Return on equity method	Probability of default	0.1%	~	2.3%	0.4%
			Recovery rate	70.0%	~	90.0%	84.2%
			Market-required return on capital	8.0%	~	10.0%	9.2%

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

At September 30, 2022	Fair value(1)	Valuation technique	Significant unobservable inputs	Range			Median(2)
	(in millions)
Trading derivatives—net:
Interest rate contracts—net	(8,527)	Option model	Correlation between interest rates	30.0%	~	64.9%	45.8%
			Correlation between interest rate and foreign exchange rate	16.3%	~	60.0%	41.1%
			Volatility	58.5%	~	80.3%	66.5%
Foreign exchange contracts—net	7,399	Option model	Correlation between interest rates	30.0%	~	70.0%	56.7%
			Correlation between interest rate and foreign exchange rate	0.0%	~	60.0%	38.0%
			Correlation between foreign exchange rates	50.0%		70.6%	66.4%
			Volatility	12.1%	~	25.0%	17.0%
Equity contracts—net	3,308	Option model	Correlation between foreign exchange rate and equity	(58.4)%	~	55.0%	18.5%
			Correlation between equities	4.8%	~	95.0%	53.8%
			Volatility	12.5%	~	37.0%	22.1%
	18,528	Discounted cash flow	Term of litigation	1.3 years			1.3 years

Notes:	(1)The fair value as of March 31, 2022 and September 30, 2022 excludes the fair value of investments valued using vendor prices.
(2)Weighted average is calculated by weighing each input by the relative fair value of the respective financial instruments for investment securities. Median is used for derivative instruments.
(3)See “Probability of default” in “Change in and range of unobservable inputs” in Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2022.

(4)For further detail of Internal model, refer to the last paragraph of “Trading Account Assets and Liabilities—Trading Account Securities” in Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2022.

Changes in and range of unobservable inputs
For a discussion of the impact on fair value of changes in unobservable inputs and the relationships between unobservable inputs as well as a description of attributes of the underlying instruments and external market factors that affect the range of inputs used in the valuation of the MUFG Group’s Level 3 financial instruments, see Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2022.
Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis
Certain assets and liabilities may be measured at fair value on a nonrecurring basis in periods subsequent to their initial recognition. These assets are subject to fair value adjustments that result from the application of the lower of cost or fair value accounting, write-downs of individual assets or the measurement alternative for nonmarketable equity securities. See Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2022 for further information on assets and liabilities measured at fair value on a nonrecurring basis.
The following table presents the carrying value of assets measured at fair value on a nonrecurring basis by level within the fair value hierarchy as of March 31, 2022 and September 30, 2022:

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	March 31, 2022				September 30, 2022
	Level 1	Level 2	Level 3	Total carrying value	Level 1	Level 2	Level 3	Total carrying value
	(in millions)
Assets(3)
Investment securities(1)(2)	¥—	¥9,839	¥11,158	¥20,997	¥—	¥13,366	¥12,744	¥26,110
Loans	2,175	3,153	236,622	241,950	1,763	3,182	270,345	275,290
Loans held for sale	—	—	42,994	42,994	—	—	73,124	73,124
Collateral dependent loans	2,175	3,153	193,628	198,956	1,763	3,182	197,221	202,166
Premises and equipment	—	—	17,301	17,301	—	—	8,516	8,516
Intangible assets	—	—	359	359	—	—	259	259
Other assets	11,880	—	17,282	29,162	178,592	—	17,861	196,453
Investments in equity method investees(1)	11,880	—	1,035	12,915	178,592	—	1,230	179,822
Other	—	—	16,247	16,247	—	—	16,631	16,631
Assets held for sale	—	—	255,002	255,002	—	—	5,973,073	5,973,073
Loan held for sale	—	—	255,002	255,002	—	—	5,973,073	5,973,073
Total	¥14,055	¥12,992	¥537,724	¥564,771	¥180,355	¥16,548	¥6,282,798	¥6,479,701

Notes:
(1)Excludes certain investments valued at net asset value of ¥26,644 million and ¥29,070 million at March 31, 2022 and September 30, 2022, respectively. The unfunded commitments related to these investments are ¥22,197 million and ¥10,775 million at March 31, 2022 and September 30, 2022, respectively. These investments are in private equity funds. For the nature and details of private equity funds, see Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2022.

(2)Includes certain nonmarketable equity securities that are measured at fair value on a nonrecurring basis, including impairment and observable price change for nonmarketable equity securities measured under the measurement alternative.

(3)In addition to the above table, the assets and liabilities of MUFG Union Bank, which transferred to U.S. Bancorp, were reclassified as held for sale. As a result, the disposal group was measured at the lower of carrying value or fair value less costs to sell. The amount of the lower of carrying value or fair value less costs to sell are ¥1,992,632 million and ¥2,136,237 million as of March 31, 2022 and September 30, 2022, respectively and classified in Level 3 based on the transaction's expected consideration.

The following table presents losses (gains) recorded as a result of changes in the fair value of assets measured at fair value on a nonrecurring basis for the six months ended September 30, 2021 and 2022:

	Losses(gains) for the six months ended September 30,
	2021	2022
	(in millions)
Investment securities	¥1,759	¥505
Loans	15,777	(66)
Loans held for sale	759	451
Collateral dependent loans	15,018	(517)
Premises and equipment	1,660	2,579
Intangible assets	17,459	849
Other assets	17,500	50,761
Investments in equity method investees	7,020	46,928
Other	10,480	3,833
Assets held for sale	—	209,107
Loan held for sale	—	209,107
Total(1)	¥54,155	¥263,735

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Note:
(1)In addition to the above table, the assets and liabilities of MUFG Union Bank, which transferred to U.S. Bancorp, were reclassified as held for sale. As a result, the disposal group was measured at the lower of carrying value or fair value less costs to sell. The impairment of assets held for sale of ¥134,141 million was recognized during the second half of the fiscal year ended March 31, 2022. However, the fair value less cost to sell exceeded the carrying value as of September 30, 2022, and the reversal of ¥134,141 million, which is included in Reversal of impairment of assets held for sale in the consolidated statements of operations through the six months ended September 30, 2022, was recognized.

Fair Value Option
For a discussion of the primary financial instruments for which the fair value option was previously elected, including the basis for those, see Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2022.
The following table presents the gains or losses recorded for the six months ended September 30, 2021 and 2022 related to the eligible instruments for which the MUFG Group elected the fair value option:

	Six months ended September 30,
	2021			2022
	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value
	(in millions)
Financial assets:
Trading account securities	¥41,324	¥121,942	¥163,266	¥(1,434,189)	¥2,339,864	¥905,675
Total	¥41,324	¥121,942	¥163,266	¥(1,434,189)	¥2,339,864	¥905,675
Financial liabilities:
Other short-term borrowings(1)	¥4,383	¥—	¥4,383	¥(3,295)	¥—	¥(3,295)
Long-term debt(1)	32,402	—	32,402	57,444	—	57,444
Total	¥36,785	¥—	¥36,785	¥54,149	¥—	¥54,149

Note:	(1)Change in value attributable to the instrument-specific credit risk related to those financial liabilities are not material.
The following table presents the differences between the aggregate fair value and the aggregate remaining contractual principal balance outstanding as of March 31, 2022 and September 30, 2022 for long-term debt instruments for which the fair value option has been elected:

	March 31, 2022			September 30, 2022
	Remaining aggregate contractual amounts outstanding	Fair value	Fair value over (under) remaining aggregate contractual amounts outstanding	Remaining aggregate contractual amounts outstanding	Fair value	Fair value over (under) remaining aggregate contractual amounts outstanding
	(in millions)
Financial liabilities:
Long-term debt	¥511,851	¥483,051	¥(28,800)	¥525,683	¥450,403	¥(75,280)
Total	¥511,851	¥483,051	¥(28,800)	¥525,683	¥450,403	¥(75,280)
Interest income and expense related to the assets and liabilities for which the fair value option is elected are measured based on the contractual rates and dividend income related to these assets are recognized when the shareholder right to receive the dividend is established. These interest income and expense and dividend income are reported in the accompanying condensed consolidated statements of operations as either interest income or expense, depending on the nature of the related asset or liability.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Estimated Fair Value of Financial Instruments
The following is a summary of carrying amounts and estimated fair values by level within the fair value hierarchy of financial instruments which are not carried at fair value on a recurring basis in the accompanying condensed consolidated balance sheets as of March 31, 2022 and September 30, 2022:

	At March 31, 2022
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3
	(in billions)
Financial assets:
Cash and due from banks	¥50,972	¥50,972	¥50,972	¥—	¥—
Interest-earning deposits in other banks	58,848	58,848	—	58,848	—
Call loans and funds sold	1,316	1,316	—	1,316	—
Receivables under resale agreements	12,503	12,503	—	12,503	—
Receivables under securities borrowing transactions	4,496	4,496	—	4,496	—
Investment securities	4,595	4,606	1,758	460	2,388
Loans, net of allowance for credit losses(1)	111,669	112,391	2	245	112,144
Other financial assets(2)	9,207	9,207	—	9,207	—
Financial liabilities:
Deposits
Non-interest-bearing	¥36,496	¥36,496	¥—	¥36,496	¥—
Interest-bearing	188,112	188,080	—	188,080	—
Total deposits	224,608	224,576	—	224,576	—
Call money and funds purchased	2,416	2,416	—	2,416	—
Payables under repurchase agreements	27,726	27,726	—	27,726	—
Payables under securities lending transactions	1,022	1,022	—	1,022	—
Due to trust account and other short-term borrowings	22,728	22,728	—	22,728	—
Long-term debt	34,245	33,974	—	33,974	—
Other financial liabilities	7,560	7,560	—	7,560	—

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	At September 30, 2022
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3
	(in billions)
Financial assets:
Cash and due from banks	¥51,856	¥51,856	¥51,856	¥—	¥—
Interest-earning deposits in other banks	49,828	49,828	—	49,828	—
Call loans and funds sold	1,615	1,615	—	1,615	—
Receivables under resale agreements	13,384	13,384	—	13,384	—
Receivables under securities borrowing transactions	4,487	4,487	—	4,487	—
Investment securities	13,847	13,630	7,219	3,748	2,663
Loans, net of allowance for credit losses(1)	121,673	122,041	2	285	121,754
Other financial assets(2)	10,244	10,244	—	10,244	—
Financial liabilities:
Deposits
Non-interest-bearing	¥36,289	¥36,289	¥—	¥36,289	¥—
Interest-bearing	194,938	194,926	—	194,926	—
Total deposits	231,227	231,215	—	231,215	—
Call money and funds purchased	3,452	3,452	—	3,452	—
Payables under repurchase agreements	34,638	34,638	—	34,638	—
Payables under securities lending transactions	902	902	—	902	—
Due to trust account and other short-term borrowings	12,776	12,776	—	12,776	—
Long-term debt	37,014	35,981	—	35,927	54
Other financial liabilities	9,749	9,749	—	9,749	—

Notes:
(1)Includes loans held for sale and collateral dependent loans measured at fair value on a nonrecurring basis. Refer to “Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis” for the details of the level classification.

(2)Excludes investments in equity method investees of ¥3,067 billion and ¥3,722 billion at March 31, 2022 and September 30, 2022, respectively.
The fair values of certain off-balance sheet financial instruments held for purposes other than trading, including commitments to extend credit and commercial letters of credit, are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the credit quality. The aggregate fair value of such instruments at March 31, 2022 and September 30, 2022 was not material.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
19. INVESTMENTS IN EQUITY METHOD INVESTEES
Summarized Financial Information of the MUFG Group’s Equity Method Investee
Summarized operating results of Morgan Stanley, the largest portion of the MUFG Group’s equity method investees, for the six months ended September 30, 2021 and 2022 are as follows:

	2021	2022
	(in billions)
Net revenues	¥3,240	¥3,499
Total non-interest expenses	2,193	2,582
Income from continuing operations before income taxes	1,037	899
Net income applicable to Morgan Stanley	793	687
20. SUBSEQUENT EVENTS
Approval of Dividends
On November 14, 2022 the Board of Directors of MUFG approved the payment of semi-annual interim cash dividends of ¥16.0 per share of Common stock, totaling ¥197,131 million, that were payable on December 5, 2022 to the shareholders of record on September 30, 2022.
Repurchase and Cancellation of own shares
At the meeting of the Board of Directors of MUFG held on November 14, 2022, it was resolved to repurchase up to 300,000,000 shares of MUFG’s common stock by market purchases based on the discretionary dealing contract regarding repurchase of its own shares for approximately ¥150 billion, in aggregate, from December 2, 2022 to January 31, 2023. The repurchase plan as authorized by the Board of Directors of MUFG allowed for the repurchase of an aggregate amount of up to 300,000,000 shares, which represents the equivalent of 2.4% of the total number of common shares outstanding excluding its own shares, or of an aggregate repurchase amount of up to ¥150 billion. The purpose of the repurchase is to enhance the return of earnings to shareholders, to improve capital efficiency, and to implement flexible capital policies. Also, on November 30, 2022, MUFG canceled 418,926,300 shares in satisfaction of the resolution adopted at the meeting of the Board of Directors of MUFG held on May 16, 2022.

Sale of MUFG Union Bank and Investment in Shares of U.S. Bancorp
On December 1, 2022, the MUFG Group completed the Share Transfer and MUAH received from U.S. Bancorp cash ($5.5 billion (approximately ¥754.0 billion )) and the common stock of USB (approximately 44 million shares of USB common stock (approximate value was $2 billion (approximately ¥276.1 billion), representing approximately 3% of USB’s outstanding shares)) on the closing date, and will receive from USB an additional $3.5 billion (approximately ¥479.8 billion) in cash within five years of the closing date. The purchase price is subject to certain customary adjustments. Before the closing of the Share Transfer, MUFG Union Bank declared and paid a special dividend of approximately $4.6 billion (approximately ¥628.7 billion) to MUAH. Total transaction value on the closing date (including a special dividend received by MUAH) was approximately $15.6 billion (approximately ¥2,138.6 billion ).
The MUFG Group concluded that transferring MUFG Union Bank to USB, a major U.S. bank with a strong business foundation, would be the most appropriate decision that is expected to lead to providing higher quality financial services to customers and communities and unlock MUFG Union Bank’s potential franchise value. From the perspective of its optimization of management resources in the current medium-term business plan, the MUFG Group determined that the sale of MUFG Union Bank and the shift of focus to corporate transactions in the U.S. would help maximize shareholder value through increasing capital efficiency.
Both the MUFG Group and USB have entered into a Transitional Service Agreement and a Reverse Transitional Service Agreement with an aim for both MUFG Bank and MUFG Union Bank to be able to smoothly continue to provide high quality financial services even after the Share Transfer. MUFG Bank provides and receives certain services based on such agreements.
In addition, the corporate credit card business for GCIB business customers and certain Japanese customers is expected to be transferred to MUFG Bank, subject to certain conditions, including the receipt of regulatory approval.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
See Note 2 for further information. Due to the timing of the transaction, the accounting for the sale, including the measurement of the sales gain or loss, has not yet been concluded and it will be recognized in the consolidated statements of operations for the fiscal years ending March 31, 2023.

* * * * *